FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 20, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

Q U A R T E R L Y R E P O R T

of Issuer of Emissive Securities

for the first quarter of 2005

OPEN JOINT STOCK COMPANY
“WIMM-BILL-DANN FOODS”

Issuer’s code	0	6	0	0	5	-	A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306
Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Representative by power of attorney
dated 01.07.2004 No 01/07	/s/ S.V. Styazhkin

“14” May 2005		S.V. Styazhkin

Chief Accountant
/s/ I.V. Plekhanova
“14” May 2005		I.V. Plekhanova

(place for stamp)

Contact person: Kolesnikov Ilya Mikhailovich

Legal adviser

Tel.: (095) 733-9727
Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report:
htpp://www.wbd.ru/wbd/quarterly_report/

Table of contents

Introduction

I	Brief data on the persons, members of the Issuer’s executive bodies, information on bank accounts, the auditor, the Appraiser and the Issuer’s financial consultant, as well as on other persons, having signed the quarterly report.

1.1	Persons, members of the Issuer’s executive bodies
1.2	Information on the Issuer’s bank accounts
1.3	Information on the Issuer’s auditor (auditors)
1.4	Information on the Issuer’s appraiser
1.5	Information on the Issuer’s consultants
1.6	Information on other persons having signed the quarterly report

II	Basic information on the Issuer’s financial and economic status

2.1	Indicators of the Issuer’s financial and economic activities
2.2	Issuer’s market capitalization
2.3	Issuer’s obligations
2.3.1	Accounts payable
2.3.2	Issuer’s credit history
2.3.3	Issuer’s obligations from security granted to third parties
2.3.4	Other Issuer’s obligations
2.4	Objectives of the issue and spheres where funds received from securities issue shall be used
2.5	Risks associated with acquisition of placed securities (securities to be placed)
2.5.1	Industry risks
2.5.2	Country and regional risks
2.5.3	Financial risks
2.5.4	Legal risks
2.5.5	Risks relating to the Issuer’s business

III	Detailed information on the Issuer

3.1	Issuer’s background and development
3.1.1	Data on the Issuer’s firm name (name)
3.1.2	Data on the Issuer’s state registration
3.1.3	Data on the Issuer’s creation and development
3.1.4	Contact information
3.1.5	INN
3.1.6	Branches and representations of the Issuer
3.2	Principal economic activities of the Issuer
3.2.1	Issuer’s industry branch
3.2.2	Issuer’s principal economic activities
3.2.3	Main types of products (works, services)
3.2.4	Issuer’s suppliers whose share amounts to 10% or more from the total inventory supplies, with the indication of their shares in the total supplies volume

3.2.5	Markets for products (works, services) of the Issuer
3.2.6	Practice in relation to working capital and reserves
3.2.7	Raw materials
3.2.8	Main competitors
3.2.9	License information
3.2.10	Issuer’s joint activities
3.4	Issuer’s planned activities in future
3.5	Issuer’s participation in the industry, banking and financial groups, holdings, concerns and associations
3.6	Subsidiaries and dependent economic entities of the Issuer
3.7	Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets
3.7.1	Fixed assets
3.7.2	Cost of the Issuer’s immovable property

IV	Information on financial and economic activities of the Issuer

4.1	Results of the financial and economic activities of the Issuer
4.1.1	Profits and losses
4.1.2	Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business
4.2	Liquidity of the Issuer
4.3	The Issuer’s Capital and Current Assets, their Structure and Adequacy
4.3.1	Size, structure and adequacy of the Issuer’s equity and working capital
4.3.2	Adequacy of the Issuer’s equity and working capital
4.3.3	Cash funds
4.3.4	Investments of the Issuer
4.3.4.1	Long-Term Investments
4.3.4.2	Short-Term Investments
4.3.4.3	Other Investments
4.3.5	Intangible Assets of the Issuer
4.4	Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents,
New Products, and Research
4.5	Tendencies in the sphere of the Issuer’s principal activities and their analysis

V.	Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)

5.1	Information on the structure and competence of the Issuer’s executive bodies
5.2	Information on the persons, member of the Issuer’s executive bodies
5.3	Information on remunerations, benefits and/or reimbursements per each management body of the Issuer
5.4	Information on the bodies monitoring the Issuer’s business activities, their structure and powers
5.5	Information on the persons in the bodies monitoring the Issuer’s business activities

5.6	Information on remunerations, benefits and/or reimbursements for the body monitoring the
Issuer’s business operations
5.7	Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)
5.8	Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)

VI	Information on the Issuer’ participants (shareholders) and interested party transactions it has contracted

6.1	Information on the general number of the Issuer’s shareholders (participants)
6.2	Information on the Issuer’s participants (shareholders) holding no less than 5% from its authorized stock (share fund) or no less than 5% of its ordinary shares, as well as the information on the participants (shareholders) of such entities holding no less than 20% of the authorized stock (share fund) or no less than 20% of its ordinary shares

6.3	Information on the state or municipal body’s share in the authorized stock (share fund) of the Issuer, existence of a special right (“golden share”)
6.4	Information on restrictions to take part in the Issuer’s authorized stock (share fund)
6.5	Information on changes in the composition and participation shares of the Issuer’s shareholders (participants)
that possess at least 5% of the Issuer’s authorized stock (share fund) or at least 5% of the Issuer’s common stock
6.6	Information on the transactions the Issuer effected and had an interest in
6.7	Information on Accounts Receivable

VII	Issuer’s business accounting and other financial information

7.1	Issuer’s annual accounting reports
7.2	Quarterly accounting reports for the last accomplished quarter ended
7.3	The Issuer’s consolidated accounting reports for the last complete financial year
7.4	Information on total exports and export share in total sales
7.5	Information on material changes in the Issuer’s property after the end of the last complete financial year
7.6	Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the
Issuer’s business operations

VIII	Additional information on the Issuer and on the placed securities

8.1	Additional information on the Issuer
8.1.1	Information on the amount, the structure of the authorized stock (share fund) of the Issuer
8.1.2	Information on changes in the authorized stock (share fund) of the Issuer
8.1.3	Information on formation and use of the reserve fund and other funds of the Issuer
8.1.4	Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body
8.1.5	Information on commercial organizations where the Issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares
8.1.6	Information on major transactions that the Issuer has contracted

8.1.7	Information on the Issuer’s credit ratings
8.2	Information on each of the Issuer’s share category (type)
8.3.	Information on prior issues of the Issuer’s securities other than the Issuer’s shares
8.3.1	Information on issues, of which all securities have been redeemed (cancelled)
8.3.2	Information on the issues, the securities under which still circulate
8.3.3	Information on issues, for the securities of which the Issuer is in default
8.4	Information on the person(s) having provided security for the bonds of the issue
8.5	Conditions guaranteeing fulfillment of obligations on the bonds of the issue
8.6	Information on the organizations registering rights to issued securities of the Issuer
8.7	Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents
8.8	Procedure for taxation of revenues from the Issuer’s securities placed and in the process of placement
8.9	Information on announced (accrued) and paid dividends on the Issuer’s shares, as well as on income on the
Issuer’s bonds
8.10	Other information

INTRODUCTION

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Issuer’s abbreviated name

WBD Foods

Data on Issuer’s contact tel. numbers and email

Tel (095) 105-58-05

Fax (095) 733-97-36

Email: KolesnikovIM@WBD.ru

Data on the Issuer’s Shares.

Issue Number: 1

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount (RUR): 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Commission for Securities Market of Russia in the Central Federal Region

Issue Number: 2

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount (RUR): 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Commission for Securities Market of Russia

On February 6, 2004, FCSM of Russia consolidated the two aforementioned issuances of WBD Foods OJSC securities; as a result, Registration Number 1-02-06005-A dated October 30, 2001, assigned to the 2nd issue of ordinary registered uncertified shares of the issue, was cancelled.

The single consolidated issuance of ordinary registered uncertified shares of Wimm-Bill-Dann Foods OJSC was assigned the following uniform state registration number: 1-01-06005-A dated February 6, 2004.

Data on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Other Material Information on the Issuer’s Securities.

None

This quarterly report contains evaluations and forecasts of the Issuer’s authorized executive bodies regarding the future events and/or actions, perspective development in the industry branch where the Issuer carries out its principal business, and the results of the Issuer’s activities, including the Issuer’s plans, probability of certain events and certain actions to be undertaken.  Investors should not fully rely on the evaluations and forecasts made by the Issuer’s executive bodies, as the actual results of its activities in future might differ from those forecast due to various reasons.  Acquisition of the Issuer’s securities is associated with risks described in this quarterly report.

I              BRIEF DATA ON THE PERSONS, MEMBERS OF THE ISSUER’S EXECUTIVE BODIES, INFORMATION ON BANK ACCOUNTS, THE AUDITOR, THE APPRAISER AND THE ISSUER’S FINANCIAL CONSULTANT, AS WELL AS ON OTHER PERSONS, HAVING SIGNED THE QUARTERLY REPORT.

1.1          Persons, members of the Issuer’s executive bodies

Board of Directors

Chairman: David Iakobachvili

Born: 1957

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Orlov, Alexander Sergeevich

Born: 1948

Plastinin, Sergei Arkadievich

Born: 1968

Scherbak, Vladimir Nikolaevich

Born: 1939

Tutelyan, Victor Alexandrovich

Born: 1942

Yasin, Eugeny Grigorievich

Born: 1934

Guy de Selliers

Born: 1952

Michael A. O’Neill

Born: 1945

Ernest Linwood Tipton

Born: 1934

Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Chairman of the Management board

Plastinin, Sergei Arkadievich

Born: 1968

Members of the Management Board

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Malyutin, Aleksandr Evgenyevich

Born: 1977

Yadegardjam Djamshid

Born: 1965

Kagan Marina Gennadyevna

Born: 1968

Ioffe Jacques Zelikovich

Born: 1947

Giuffredi Francesco

Born: 1943

Person performing the functions of individual executive body of the Issuer:

Sergei Arkadievich Plastinin

Born: 1968

1.2          Information on the Issuer’s bank accounts

INFORMATION ON RUBLE ACCOUNTS WITH BANKS AND OTHER CREDIT INSTITUTIONS OPERATING IN THE RUSSIAN FEDERATION as of March 31, 2005

No.	Type of Account	Account Number	Name and Location of the Bank
1	2	3	4
1	settlement	Settlement A/C No. 40702 810 1 00700 883 027 Correspondent A/C No. 30101810300000000202 BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10
2	settlement	Settlement A/C No. 40702 810 4 00000 030 108 Correspondent A/C No. 30101810900000000460 BIC 044585460	COMMERCIAL BANK EXPOBANK Moscow, Leontyevsky Per. 21/1, Bldg 1
3	settlement	Settlement A/C No. 40702 810 4 00070 027 130 Correspondent A/C No. 30101810900000000466 BIC 044525466	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3
4	settlement	Settlement A/C No. 40702 810 7 00070 000 569 Correspondent A/C No. 30101810500000000219 BIC 044525219	BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15
5	settlement	Settlement A/C No. 40702 810 2 01500 000 016 Correspondent A/C No. 30101810200000000593 BIC 044525593	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1
6	settlement	Settlement A/C No. 40702 810 9 38000 110 483 Correspondent A/C No. 30101810400000000225 BIC 044525225	SBERBANK OF RUSSIA 117997 Moscow, Vavilov Str. 19

7	settlement	Settlement A/C No. 40702 810 6 38360 104 497 Correspondent A/C No. 30101810400000000225 BIC 044525225	SBERBANK OF RUSSIA 117997 Moscow, Vavilov Str. 19
8	brokerage	Settlement A/C No. 30601 810 5 00009 004 435 Correspondent A/C No. 30101810200000000593 BIC 044525593	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1
9	settlement	Settlement A/C No. 40702 810 6 00090 020 670 Correspondent A/C No. 30101810700000000187 BIC 044525187	Vneshtorgbank OJSC 107996 Moscow, Kuznetsky Most Str. 16
10	deposit	Settlement A/C No. 42102 810 9 00700 883 026 Correspondent A/C No. 30101810300000000202 BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10
11	settlement	Settlement A/C No. 40702 810 4 00010 544 422 Correspondent A/C No. 30101810300000000545 BIC 044525545	International bank of Moscow CJSC 119034 Moscow, Prechistenskaya nab., 9
12	special	Settlement A/C No. 30227810200700883108 Correspondent A/C No. 30101810300000000202 BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10
13	loan	Settlement A/C No. 45205 810 1 03700 883 034 Correspondent A/C No. 30101810300000000202 BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10
14	settlement	Settlement A/C No. 40702 810 4 00001 401 757 Correspondent A/C No. 30101810200000000700 BIC 044525700	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

INFORMATION ON FOREIGN EXCHANGE ACCOUNTS WITH BANKS AND OTHER CREDIT INSTITUTIONS OPERATING IN THE RUSSIAN FEDERATION AND ABROAD as of March 31, 2005

No.	Type of Account	Foreign Exchange Account Number	Name and Location of the Bank (zip code, address, telephone)
1	2	3	4
1	current F/X	No. 40702 840 9 00700 883 019	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
2	transit	No. 40702 840 9 00700 883 035	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
3	special	No. 40819 840 1 00001 311 601	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
4	loan	No. 45201 840 2 01700 883 007	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
5	current F/X	No. 40702 978 5 00700 883 051	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
6	transit	No. 40702 978 8 00700 883 078	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
7	current F/X	No. 40702 840 4 00150 027 130	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3 Telephone: 797-95-00

8	transit	No. 40702 840 7 00151 027 130	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3 Telephone: 797-95-00
9	current F/X	No. 40702 840 8 01500 000 004	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1 Telephone: 786-22-82
10	transit	No. 40702 840 7 01503 000 004	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1 Telephone: 786-22-82
11	current F/X	No. 40702 840 2 38000 110 483	SBERBANK OF RUSSIA 117997 Moscow, Vavilov Str. 19 Telephone: 785-44-30
12	transit	No. 40702 840 1 38000 210 483	SBERBANK OF RUSSIA 117997 Moscow, Vavilov Str. 19 Telephone: 785-44-30
13	current F/X	No. 40702 978 6 00002 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
14	transit	No. 40702 978 9 00003 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
15	loan	No. 45207 978 6 99911 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
16	loan	No. 45207 840 0 99911 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
17	current F/X	No. 40702 840 7 00000 012 592	ROSBANK JSCB 107078 Moscow, Masha Poryvayeva Str. 11
18	transit	No. 40702 840 6 00003 012 592	ROSBANK JSCB 107078 Moscow, Masha Poryvayeva Str. 11
19	current F/X	No. 40702 840 0 00070 000 569	AK MMB BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15
20	transit	No. 40702 840 3 00071 000 569	AK MMB BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15
21	current F/X	No. 40702 978 3 00001 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
22	transit	No. 40702 978 0 00000 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
23	current F/X	No. 40702 978 5 00090 020 670	VNESHTORGBANK OJSC 107996 Moscow, Kuznetsky Most Str. 16
24	transit	No. 40702 978 1 00092 020 670	VNESHTORGBANK OJSC 107996 Moscow, Kuznetsky Most Str. 16
25	special transit	No. 40702 978 8 00091 020 670	VNESHTORGBANK OJSC 107996 Moscow, Kuznetsky Most Str. 16
26	current F/X	No. 40702 840 7 00001 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
27	transit	No. 40702 840 4 00000 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
28	current F/X	No. 40702 840 0 00002 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
29	transit	No. 40702 840 3 00003 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
30	current F/X	No. 40702 840 3 00000 000 199	Standart Bank CJSC Moscow, Vozdvighenka 4/7, str.2

1.3. Data on Issuer’s public accountant / auditor.

Name: CJSC Ernst and Young Vneshaudit

Location: 105062, Moscow, Podsosensky per., d.29/12, str. 1-1a

Taxpayer ID: 7717025097

Postal address: 115035, Moscow, Sadovnicheskaya naberegnaya, d.77, str.1

Tel.: (095) 755-9700, Fax: (095) 755-9701

E-mail: Oksana.Krupnova@ru.ey.com

Information on auditor’s license

License number: E 003246

Date of issue of license: January 17, 2003

Period of validity: January 17, 2008

Organization that issued the license: RF Ministry of Finance

1.4          Information on the Issuer’s appraiser

The appraiser has not been employed in the accounting quarter.

1.5          Information on the Issuer’s consultants

Financial consultants for the purpose of the preparation and signing of the securities prospectus issue and this report have not been employed.

1.6          Information on other persons having signed the quarterly report

In relation to other persons having signed the quarterly report and not indicated in the previous articles of this section:

Irina V. Plekhanova
Tel: (095) 105 5805
Fax: (095) 105 5805 (ext. 10-85)

II   BASIC INFORMATION ON THE ISSUER’S FINANCIAL AND ECONOMIC STATUS

2.1           Indicators of the Issuer’s financial and economic activities

No	Indicator	2001	2002	2003	2004	1 quarter 2005
1	Value of issuer’s net assets, thou. rubles	699 085	6 090 133	6 184 396	6 301 649	6 267 954
2	Ratio of attracted funds to capital and reserves, %	3,44	0,16	98,32	92,62	94,80
3	Ratio of short-term liabilities to capital and reserves, %	3,44	0,16	1,32	2,77	4,28
4	Coverage of debt service payments, rubles	0,002	25,39	0,22	0,65	0,37
5	Level of overdue debt, %	0	0	0	0	0
6	Net assets turnover, times	0,0031	0,00087	0,076	0,068	0,019
7	Payables turnover, times	0,0004	0,002	0,365	0,069	0,038
8	Receivables turnover, times	0,54	0,014	0,91	0,94	0,23
9	Profits tax as percentage of profits before taxes, %	0	27,01	38,11	33,72	0

2.2  Issuer’s market capitalization

The arranger of the sales at the equity market is the New York Stock Exchange (NYSE).  The Issuer’s market capitalization calculated as the derivation of the number of shares expressed in ADRs, and the price of one share (ADR), amounts to:

As of 31.12.2001	RUR 699 085 000 (as of the present date the issue’s market capitalization is calculated as the equivalent of the issue’ net assets value).
As of 31.12.2002	US$17.95 x 44,000,000 = US$789,800,000
As of 31.12.2003	US$17.00 x 44,000,000 = US$748,000,000
As of 31.12.2004	US$14.31 x 44,000,000 = US$629,640,000
As of 31.03.2005	US$19.33 x 44,000,000 = US$850,520,000

The price of one share (ADR) corresponds to the price of the recent transactions contracted as at the last date of the accounting period.

2.3          Issuer’s obligations

2.3.1. Accounts Payable, thou.rubles

		By due date
Liability	Total, thou. rubles	up to 30 days	30-60 days	60-90 days	90-180 days	180 days to 1 year	more than 1 year
Short-term and long-term liabilities	5 942 081	61 176	187 883			19 182	5 673 840
Accounts payable including:	61 176	61 176
To suppliers and contractors, including:	20 253	20 253
to affiliates of issuer	0
Bills of exchange payable	0
Wages and salaries	25 672	25 672
Amounts owed to budget and extrabudgetary funds	14 486	14 486
Other accounts payable, including:	765	765
to affiliates of issuer	294	294
Credits, total	4 302 485		128 645				4 173 840
Loans, total including:	1 559 238		59 238				1 500 000
bonded loans	1 500 000
Other liabilities	19 182					19 182
Overdue accounts payable including:	0
to budget and extrabudgetary funds	0
Overdue credit debt	0
Overdue loan debt	0

Of WBD Foods’ accounts payable as at April 1, 2005, Lianozovo Dairy OJSC accounted for 14,070 thousand rubles, or 23% of total accounts payable (61,176 thousand rubles).

2.3.2                     Issuer’s credit history

The Issuer’s performance of its obligations under credit agreements and loan agreements in effect prior to and at the end of the reporting quarter, under which the principal represents 10% or more of the value of the Issuer’s net assets at the date of the last completed reporting quarter preceding the date of the agreement, is being described below.

		Amount of the	Maturity date		Interest rate,
Obligation	Creditor	principal sum	Planned	Actual	%
	Alfa-Bank OAO	2,920,00	17.04.2003	17.04.2003	4.75
Short-term dollar loan	Alfa-Bank OAO	974,000	07.05.2003	07.05.2003	4.75
Long-term dollar loan	UBS LUXEMBURG AG	150,000,000	2008		8.50
Bonded loan, thousand rubles	Arranger of the placement –Troika-Dialog Investment Company ZAO, Moscow International Bank – payment agent	1,500,000	2006		12.9% and 64.32 rubles on the first coupon 11.98% - on the second coupon 9.38%-on the third coupon, 8.48% - on the fourth coupon

2.3.3       Issuer’s obligations from security granted to third parties

Agreements on granted sureties	Date of agreement		Amount of agreement	Currency of agreement	Sum in thousand rubles as at 01.01.05
Sine numero	27.12.2004	International bank of Moscow CJSC	145 000	Rubles	145 000
1035/p	03.06.2004	Vneshtorgbank OJSC	3 832 742	Euros	138 195
06/02-2005	18.02.2005	Dairy OAO, Timashevsk	1 415 998.82	Euros	46 727
P/43	14.05.2002	Dairy OAO, Timashevsk	2 949 180	Euros	53 168
43/05	18.05.2004	Dairy OAO, Timashevsk	369 791	Euros	8 333
90/10	01.10.2004	Labinov V.V.	58 000	USD	1 410
P/45	05.06.2002	LMK OAO	12 348 476	Euros	42 339
P/48	09.09.2002	LMK OAO	779 250	Euros	2 318
P/46	10.06.2002	TsMK OAO	1 017 596	Euros	3 057
P/49	28.10.2002	Siberian Milk OAO	2 510 160	Euros	49 779
35/04	21.04.2004	ZDMP OAO	691 372	Euros	18 696
Total					509 022

2.3.4       Other Issuer’s obligations

There are no other Issuer’s obligations.

2.4          Objectives of the issue and spheres where funds received from securities issue shall be used

No securities have been issued and no funds have been attracted in the reporting period.

2.5.         Risks associated with acquisition of placed securities (securities to be placed)

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know or deem immaterial, may also result in deceased revenues, increased expenses or other events that could result in a decline in the price of our ADSs and/or notes.

Due to the specifics of the Issuer’s principal business, its risks, which might lead to reduction of the securities price, are conditional, to a greater extent, on the consolidated risks of the companies controlled by the Issuer directly or indirectly.  For the purposes of this section the terms “Company”, “our Company” shall mean both the Issuer separately, and together with the companies it controls.

2.5.1. Risks Relating to Industry

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, or an effective advertiser in a highly inflationary media environment, our results of operations will suffer.

Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could have a material adverse effect on our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk prices during 2003.

Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 50% in 2003. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

Economic downturns could hurt our turnover and materially adversely affect our strategy to increase our sales of premium brands.

Demand for dairy and juice products, as well as bottled water, depends primarily on demographic factors and consumer preferences as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends, in part, on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands and value-added products, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

Increased competition and consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg have caused our sales volumes in our juice segment to decline, which have adversely affected and may continue to adversely affect our results of operations.

Although juice consumption in Russia is increasing, our juice product sales volume remained relatively flat in 2003, decreasing 0.6%, due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002 and on our sales volumes in 2003. A continuation of these trends may cause a decline in our juice prices, profit margins and sales volumes and, consequently, have a negative effect on our results of operations.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or “CIS,” and abroad, and adversely affect our results of operations.

In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country. Independent distributors have, in some cases, attempted to export our products to countries where such products did not meet the requirements of applicable legislation.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could substantially and negatively affect our turnover and operating margin.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could have a significant impact on our business. For example, the federal and local governments have been known to implement trade barriers, subsidies and other policies favoring certain producers. Additionally, customs regulations in Russia are unclear, subject to frequent change and are applied inconsistently. The imposition of higher customs duties on products we import would increase the costs of our products and reduce our turnover, while the implementation of price controls on products we produce would reduce our operating margin. For example, federal customs regulations enacted during 2001 subject juice concentrate imports to the highest level of customs duties allowed for that particular category of imports. In addition, federal customs regulations enacted during 2002 stipulate minimum declaration amounts for imported goods. As a result of such regulations, we may be forced to declare a higher value for imported goods than the amount actually paid and, consequently, pay a higher tariff on such goods.

Another example of a government regulation that has affected us is Government Regulation No. 988, which requires food producers intending to develop and offer a new food product to the public to file an application for the product’s state registration and incorporation into the State Register of Permitted Food Products. Although this regulation became effective as of January 1, 2004, its application is delayed pending the adoption of implementing procedures. The implementation of this regulation may cause delays in the introduction of our new products and result in increased production costs.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operations.

A number of our foreign competitors, such as Danone, Parmalat, Campina, Ehrmann, Onken, and Pascuale, have begun to invest in domestic production facilities, reducing the competitive advantages that we have over foreign competitors without domestic production capability. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our market share and results of operations.

2.5.2. Political risks

Political and governmental instability could adversely affect the value of our securities.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president in March 2000, and reelected for a second term in March 2004. While President Putin maintained governmental stability and even accelerated the reform process during his first term, he may adopt a different approach over time. In February 2004, for example, President Putin dismissed his entire cabinet, including the prime minister. This was followed in March 2004 by President Putin’s announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. The new structure is not yet finalized and implemented.

Future changes in government, major policy shifts or lack of consensus between President Putin, the prime minister, Russia’s parliament and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our business and the value of investments in Russia, including our securities.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability and could negatively affect the value of investments in Russia.

The Russian Federation is a federation of 89 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area, and recently, other parts of Russia have experienced violence related to the Chechen conflict. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including the value of our securities.

Economic instability in Russia could adversely affect consumer demand, particularly for premium products, materially adversely affecting our expansion plans.

Since the dissolution of the Soviet Union, the Russian economy has experienced:

• significant declines in gross domestic product;

• hyperinflation;

• an unstable currency;

• high government debt relative to gross domestic product;

• a weak banking system providing limited liquidity to Russian enterprises;

• high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

• significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

• widespread tax evasion;

• growth of a black and grey market economy;

• pervasive capital flight;

• high levels of corruption and the penetration of organized crime into the economy;

• significant increases in unemployment and underemployment; and

• the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of the Russian Federation stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian Issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable ruble, and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

Russia’s physical infrastructure is in very poor condition, which could disrupt normal business activity.

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. For example, in August 2000, a fire at the main communications tower in Moscow interrupted television and radio broadcasting and the operation of mobile phones for weeks. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for use and safety. The federal government is actively considering plans to reorganize the nation’s rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. Russia’s poor physical infrastructure disrupts the transportation of goods and supplies and adds costs to doing business in Russia, and further deterioration in the physical infrastructure could have a material adverse effect on our business. In addition, there are a number of nuclear and other dangerous installations in Russia where safety systems to contain ecological risks may not be sufficiently effective. The occurrence of accidents in these installations, as well as the generally unfavorable ecological situation in Russia, may also have a material adverse effect on our business.

Fluctuations in the global economy may adversely affect Russia’s economy, limiting our access to capital and adversely affecting the purchasing power of our customers and thus our business.

Russia’s economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of natural gas and oil, the Russian economy is especially vulnerable to the price of natural gas and oil on the world markets and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy.

2.5.3. Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, although, according to Goskomstat, it subsided to 12% during 2003. When the rate of inflation rises, we can experience inflation-driven increases in certain of our costs, such as salaries, which are sensitive to rises in the general price levels in Russia. In this situation, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our $150 million loan participation notes due 2008, our ruble bonds, bank loans and obligations under equipment financing. As at December 31, 2003, our consolidated total debt was approximately $283.4 million, of which $50.2 million was secured by equipment or inventory.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, the Central Bank of the Russian Federation can from time to time impose various currency-trading and transfer restrictions in attempts to support the ruble, which may negatively affect our ability to repay our foreign currency-denominated debt. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, thereby allowing the holders of our indebtedness to accelerate the maturity of such indebtedness, and potentially causing cross-defaults under our other indebtedness.

Our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our $150 million loan participation notes due 2008, on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds there from may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

Our short-term and long-term debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, and any of our other senior debt containing cross default provisions could become immediately due and payable. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of a deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

The terms of the loan agreement relating to our $150 million loan participation notes due 2008 and some of our other debt agreements require that we prepay the debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person or entity (excluding several of our major shareholders acting individually or as a group): (i) is or becomes interested, directly or indirectly, in the aggregate of more than 50% of our capital stock with voting power, or (ii) has or acquires the right to appoint or remove a majority of our Board of Directors, or (iii) has or acquires control of a majority of our voting rights, in each case, in circumstances where, solely as a result of any such event as specified by the relevant rating agencies, a rating decline (as further described in the loan agreement relating to our $150 million loan participation notes due 2008) would result.

If a change in control occurs, and we are required to prepay our debt, such event could have a material adverse effect on our business, financial condition, results of operations and business prospects. It is also possible that we will not have sufficient funds at the time of the change of control to satisfy such prepayment obligations, or to refinance the debt on commercially reasonable terms.

Changes in exchange rates could increase our costs and make it more expensive to repay our foreign currency-denominated debts.

Over the past several years, the ruble has fluctuated against the U.S. dollar. The ability of the Russian government and the Central Bank of the Russian Federation to maintain a stable ruble will depend on many political and economic factors.

A significant portion of our costs and expenditures, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings (including the $150 million loan we received in connection with our loan participation notes due 2008) are either denominated in or tightly linked to the U.S. dollar or euro, while substantially all of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our U.S. dollar or euro costs in ruble terms. If we cannot increase our ruble prices in line with ruble devaluation due to competitive pressures, this will lead to a loss of revenue and income in U.S. dollar terms. Moreover, if the ruble declines and selling prices cannot keep pace, we could have difficulty covering our dollar- or euro-denominated costs or repaying our U.S. dollar- or euro-denominated indebtedness.

Our failure in the past to obtain permission from the Central Bank of the Russian Federation pursuant to currency control regulations could negatively affect our business.

A new framework law on exchange controls became effective on June 18, 2004. This law empowers the government and the Central Bank of the Russian Federation to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank (except for opening bank accounts outside Russia), envisaging instead the implementation of generally applicable restrictions on currency control operations. As regulations implementing the new law are not yet in effect, nor have Central Bank officials indicated the nature or extent of the regulations they will introduce under the new law, it is unclear whether the new regulatory regime will be more restrictive than the regulations they will replace.

Prior to the new law’s enactment, currency control regulations required prior permission by the Central Bank of the Russian Federation for certain payments in foreign currency. These regulations were subject to substantial changes and varying interpretations, complicating both the process of determining whether permission of the Central Bank of the Russian Federation was required and the process of obtaining permission. In the event that we failed to obtain Central Bank of the Russian Federation permissions for hard-currency-denominated transactions and borrowings requiring such permissions in the past, such failure could result in severe penalties, including the unwinding of the relevant transactions, fines and administrative penalties assessed against us and criminal and administrative penalties assessed against our management.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

Though our ability to place foreign currency deposits in Russian banks is not limited, currency regulations established by the Central Bank of the Russian Federation restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Moreover, defaults on our ruble-denominated investments may result in substantial losses for us.

Some of our customers, debtors and suppliers may fail to pay us or to comply with the terms of their agreements with us which could adversely affect our results of operations.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

In addition, we are limited in our ability to control the conduct of our raw materials and equipment suppliers, including their adherence to contract delivery terms and their compliance with applicable legislation, such as currency, customs and environmental regulations and laws relating to the use of food additives and genetically modified food products. Failure of our suppliers to adhere to the terms of our contracts with them or the law may negatively affect our reputation and our business.

If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

We have used various initiatives to reduce our tax burden. Several of our tax initiatives have recently been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations.

Russia’s banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans. Although the Central Bank of the Russian Federation has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Aided by inadequate and lax supervision by the regulators, many banks do not follow existing Central Bank regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. In Russia, bank deposits are generally not insured under any governmental program. Recently, there has been a rapid increase in lending by Russian banks, which many believe is being accompanied by a deterioration in the credit quality of the borrowers. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit profile of the loan portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic funding sources and the withdrawal of foreign funding sources that would occur during such a crisis.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may subject us to the risks of additional costs and penalties.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving a wide scope for interpretation by the Russian tax authorities and the courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the courts and implemented, we could face significant costs associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

2.5.4. Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and for business activity in Russia.

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

• inconsistencies among (1) federal laws; (2) decrees, orders and regulations issued by the president, the government and federal ministries; and (3) regional and local laws, rules and regulations;

• the lack of judicial and administrative guidance on interpreting Russian legislation;

• substantial gaps in the regulatory structure due to delay or absence of implementing regulations;

• the relative inexperience of judges and courts in interpreting Russian legislation;

• corruption within the judiciary;

• a high degree of unchecked discretion on the part of governmental authorities; and

• bankruptcy procedures that are not well developed and are subject to abuse.

Moreover, the regulation and supervision of the securities market, financial intermediaries and Issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities which are often in competition with each other. These include:

• the Federal Service for the Financial Markets;

• the Ministry of Finance;

• the Federal Antimonopoly Service;

• the Central Bank of the Russian Federation;

• the Federal Agency for the Management of Federal Property; and

• various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian Issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether, or how, regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

Additionally, several fundamental laws have only recently become effective. The enactment of new legislation in the context of a rapid evolution to a market economy and the lack of consensus about the scope, content and pace of economic and political reforms have resulted in ambiguities, inconsistencies and anomalies in the overall Russian legal system. The enforceability and underlying constitutionality of many recently enacted laws are in doubt, and many new laws remain untested. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our legal rights, including rights under our contracts, or to defend ourselves against claims by others.

Lack of independence and the inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our ADSs and notes.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. For example, in October 2003, the prosecutor general’s office “arrested” or attached approximately 42% of Yukos’ shares alleged to be controlled by Mikhail Khodorkovsky following his arrest on charges of fraud and tax evasion. Press reports have indicated that the decision of the court to grant this provisional remedy to the prosecutor general’s office was influenced by political factors. Some government entities have also tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another. The person or entity capable of determining such decisions is called an effective parent. The person or entity whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

• this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies, and

• the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. The total liabilities of our consolidated subsidiaries, as of December 31, 2003, amounted to $82.5 million, excluding intercompany liabilities. This liability could have a material adverse effect on our business and financial condition.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Russian law provides that shareholders, including holders of our ADSs, that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

• a reorganization;

• the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

• the amendment of our charter in a manner that limits shareholder rights.

Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated according to Russian accounting standards, at the time the matter at issue is voted upon, could have a material adverse effect on our business and financial condition.

In the event that minority shareholders were to contest successfully existing, or were to prevent future, approval of transactions among our subsidiaries which require special approval in accordance with Russian legislation, this could limit our operational flexibility and adversely affect our results of operations.

We own less than 100% of a number of our subsidiaries, including our most important subsidiary, Lianozovo Dairy Plant. Under Russian law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the companies involved. “Interested party transactions” include transactions in which a member of the board of directors, an officer of a company or any person that owns, together with any affiliates of that person, at least 20% of a company’s voting shares, or any person that is entitled to give binding instructions to a company, is interested, if that person, or that person’s relatives or affiliates, is:

• a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

• the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

• a member of the board of directors or an officer of a company which is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

Our subsidiaries have in the past carried out, and continue to carry out, numerous transactions with us and our other subsidiaries which may be considered “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. These transactions have not always been properly approved, and therefore may be challenged by minority shareholders. In some cases, minority shareholders may not approve transactions, which are interested party transactions requiring approval. In the event these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

In addition, certain transactions between members of a consolidated corporate group may be considered interested party transactions under Russian law even when the companies involved are wholly owned by the parent company. While we generally endeavor to obtain all corporate approvals required under Russian law to consummate transactions, we have not always applied special approval procedures in connection with our consummation of transactions with or between our subsidiaries. In the event that a claim is filed in relation to certain transactions with or between our subsidiaries, such transactions are found to have been interested party transactions, and we are found to have failed to obtain the appropriate approvals therefore, such transactions may be declared invalid. The unwinding of any transactions concluded with or between our subsidiaries may have a negative impact on our business and results of operation.

Weaknesses and changes in the Russian tax system could materially adversely affect an investment in our securities.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

• income taxes;

• value-added tax;

• excise taxes;

• social and pension contributions; and

• property tax.

Tax reform commenced in 1999 with the introduction of Part One of the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code. For instance, new chapters of the Tax Code on VAT, unified social tax and personal income tax came into force January 1, 2001; the profits tax and mineral extraction tax chapters came into force January 1, 2002; and the newly introduced corporate property tax chapter of the Tax Code came into force on January 1, 2004.

In practice, the Russian tax authorities often have their own interpretation of the tax laws that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Furthermore, following the recent reorganization of the Russian government, the authority for tax regulation is being transferred to the Russian Ministry of Finance, which may lead to further changes in the interpretation of the tax laws.

Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately preceded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect.

Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group. In addition, pursuant to legislation that entered into force on January 1, 2002, payments of intercompany dividends between two Russian entities are subject to a withholding tax of 6% once they are paid out of profits, though this tax does not apply to dividends once they have already been taxed.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could adversely affect our business and the value of our securities.

2.5.5. Risks relating to the Issuer’s Business

Difficulty in obtaining adequate managerial and operational resources may restrict our ability to expand our operations successfully.

We have experienced rapid growth and development in a relatively short period of time. Management of such growth has required significant managerial and operational resources and is likely to continue to do so. Our future operating results depend, in significant part, upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

• continued development of financial and management systems controls and information technology systems;

• implementation of adequate internal control over financial reporting and disclosure controls and procedures;

• increased marketing activities;

• hiring and training of new personnel; and

• coordination among our logistical, technical, accounting, finance, marketing and sales personnel.

In the event that our equipment rental arrangements were deemed to be subject to licensing requirements, our subsidiaries engaging in these arrangements could be subject to liquidation or face the invalidation of the rental contracts.

A number of our subsidiaries purchase equipment which they then, in turn, lease to raw milk producers. In addition, many of our dairy plants, including the Lianozovo Dairy, have leased equipment to juice producers. Prior to February 11, 2002, when the new Federal Law on Licensing of Certain Types of Activities became effective, Russian legislation required a license for financial leasing activities, but it is unclear whether this requirement extended to our leasing activities. Although leasing activities are no longer subject to licensing, in the event that the relevant governmental authorities were to successfully claim that a license was required for our past leasing activities, we would be subject to significant adverse consequences such as the potential liquidation of the leasing entity and invalidation of the relevant contracts.

If any of our subsidiaries is forced into liquidation due to negative net equity, our results of operations could suffer.

In accordance with Russian legislation, in the event that a company’s net assets, as stated in the annual balance sheet prepared under Russian accounting standards, fall below the minimum charter capital required by law, the company must voluntarily liquidate. Should the company fail to act, its creditors may accelerate their claims or demand early performance of obligations and demand payment of damages, and governmental authorities may seek the involuntary liquidation of the company.

The failure of our geographic expansion strategy could hamper our continued growth and profitability.

Our expansion strategy depends, in part, on funding growth in additional markets, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Should growth decline in our existing markets, not increase as anticipated in markets in which we have recently acquired or established businesses, or not increase in markets into which we subsequently expand, our geographic expansion strategy may not be successful and our business and profitability may suffer.

Our growth strategy relies on acquisitions and establishing new businesses, and our future growth, results of operations and market share would be adversely affected if we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms.

Our strategy depends on us being a large manufacturer in the dairy and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect.

 Our inability to develop new brands, products and product categories could significantly inhibit our future growth and profitability.

Our business expansion strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure to successfully develop new brands, products and product categories could negatively affect our expansion strategy and have a significant adverse effect on our revenues.

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

The food industry’s growth potential is constrained by population growth, which has been falling in Russia. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. In the past, we have experienced delays in the installation of new production equipment due to internal technical integration issues as well as delays by vendors and other third-party suppliers in installing and testing new production lines. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

Our inability to address the seasonal difference between the demand for dairy products and the supply of raw milk and the increasing prices of raw milk could result in a significant increase in our production costs, reducing our profitability.

The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products in many markets, while raw milk production is at its peak. If we are unable to mitigate this inverse relationship successfully, either through the purchase of raw milk during the winter at commercially competitive prices or through the use of dry milk, our production costs will increase significantly in the winter, reducing our profitability.

In addition, raw milk prices increased 11.2% in ruble terms in 2003 compared with 2002. This increase adversely affected our dairy product profit margins in 2003, and continued increases in raw milk prices could further reduce our profitability.

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

Our Company competes with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands, that compete directly with our products. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could lower our turnover and reduce our competitiveness and profitability.

We do not carry the types of insurance coverage customary in other countries for a business of our size and nature, and a significant occurrence could cause significant harm to our operations and profitability.

We maintain “all risks” insurance coverage of a type customary in Russia for our 18 major production facilities covering the most valuable equipment at these facilities. At present, however, we do not carry insurance for business interruption or for third party liability in respect of property or environmental damage arising from accidents. In the event that a major event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity which, in turn, could cause significant harm to our operations and profitability. For example, if substantial production capacity were lost at the Lianozovo Dairy, which is our primary production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products.

We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third-party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

Our management information system may be inadequate to support our future growth.

Our management information system is significantly less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system. Our inability to maintain an adequate management information system may have a material adverse effect on our business.

We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business.

Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, the steps we have taken may not be sufficient and third parties may infringe or misappropriate our proprietary rights. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, it could materially harm our future financial results and our ability to develop our business.

III DETAILED INFORMATION ON THE ISSUER

3.1.                            Issuer’s background and development

3.1.1. Data on Issuer’s proprietary name

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Abbreviated name.

WBD Foods

Data on Issuer’s name and organizational & legal changes.

Limited liability Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced: April 16, 2001

The present name introduced: May 31, 2001

3.1.2. Data on Issuer’s state registration record

Issuer’s state registration date: May 31, 2001

State registration certificate No. (Or other document verifying Issuer’s state registration) P-15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber OGRN   1037700236738

The date of entry into the Unified State Register of Legal Entities: 19.02.2003.

The name of the registrar: Inderdistrict Inspectorate of the Ministry of Taxes and Levies No. 39, Moscow

3.1.3. Data on Issuer’s establishment and development.

Term of Issuer’s existence: since 31.05.2003

Issuer is established for an indefinite term

History of the Issuer’s Foundation and Activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or the Company) was registered on May 31, 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to the Company by including them in authorized capital during its creation in 2001. Control over and management of the WBD Group are the Issuer’s principal areas of activity. In keeping with Article 4 of the Issuer’s Charter, “The main purpose of the Company is to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits. On February 14, 2002, OJSC Wimm-Bill-Dann Foods completed the public issue of and registered common shares represented by American depositary receipts (ADR) at the New York Stock Exchange under the “WBD” symbol. Each ADR represents one basic common share of the Company.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

3.1.4. Contact data

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 733-9727
Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report: www.wbd.ru

3.1.5. Taxpayer’s identification number.

7709342399

3.1.6. Issuer’s branches and representative offices

Full proprietary name – Representative office of Wimm-Bill-Dann Foods OJSC in Beijing.

Abbreviated name -  Representative office of WBD Foods in Beijing.

Location of the representative office – Chinese Peoples Republic, Beijing

The decision on establishing of the representative office was adopted by the Issuer’s Board of Directors on June 16, 2004 (Minutes No.19-07 as of 19.07.2004).

3.2. Description of Issuer’s primary areas of operations

3.2.1. Issuer’s branch/sectorial affiliation.

OKWED Codes:

15.98, 15.51.13, 15511, 51.34.1, 51.38.22, 74.13.1, 15.32, 55.51, 52.25.2, 15.88, 22.13, 74.14, 74.84.

3.2.2. Issuer’s primary activity

Food industry has gained maximum advantages as a result of devaluation of the ruble in 1998 and steady growth of the population’s real earnings in the last three years. Besides, the increasing flow of direct investment in the industry has led to a better quality of Russian-made products and their higher competitiveness. Regardless of the rising rate of the ruble in real terms, the share of imported goods in the consumption structure is about 3%. Thus competition in food industry is mainly centered around Russian brands. As a result, the rate of growth in milk industry was the highest in the Russian economy, amounting to 9.4% in 2001 and 5.4% in 2002. Mindful of the GDP growth by 7.3% in 2003, growth in milk industry amounted to 7%.

There are sufficient grounds to hope that the industry’s consolidation, higher quality of products, and expected annual 5-6% rise in real earnings will help food industry remain among the leaders of Russia’s economic growth. The flow of foreign investment in the industry that has amounted to two-thirds of the total direct foreign investments in Russia in the last two years also confirms this assumption.

Recent industrial developments show that the consolidation of food industry is likely to bring about the emergence of large domestic producers capable of competing effectively on the market.

On the other hand, one may expect increasing competition on the part of foreign companies such as Danone, Parmalat, Campina and Erhmann that have set up the production of dairy products in Russia. Their market advantages include a large advertisement budget, advanced know-how for new products promotion, and access to cheap financial resources.

Foreign companies have also been expanding the variety of products. In the past their products were basically oriented toward the narrow premium segment (in the upper price bracket) whereas today foreign companies’ products are also designated for the mass consumer with an average income.

The primary area of the Company’s operations is control over and management of a group of its subsidiaries and other affiliated companies specified in this Prospectus, which manufacture and sell milk (dairy) products and juices (drinks, nectars) (hereinafter, in combination with the Company, referred to as the WBD Group). The Issuer also offers licensing agreements on the use of trademarks in its ownership. At that, the Issuer’s current and future operations plans are inseparably linked up with those of the WBD Group.

The Wimm-Bill-Dann Group is a major manufacturer of dairy products and juices. Around 70% of its revenue comes from the sales of dairy products and the rest 30%, from the sales of juices.

Since its establishment in 1992, the WBD Group has been a leader on the Russian market of dairy and juice-containing products. According to the study conducted by AC Nielsen in nine large Russian cities, including Moscow and St. Petersburg, in October-November 2004, the WBD Group was in the lead on all packaged dairy products markets (with the exception of pasteurized milk): its share on the domestic market of traditional dairy products constituted 38%,  and in yogurt and milk desserts sales, 44%. Business Analitika’s study carried out in eleven large Russian cities in July-August, 2004, showed that the WBD Group’s share in the total domestic sales of juices reached 28% and 33% in Moscow, the main Russian juice consumer. The twenty five manufacturing facilities of the WBD Group are located in twenty one Russian and CIS cities; its distribution network covers 26 cities in the CIS, Germany, Israel, and Netherlands.

The main objective of the WBD Group is to provide consumers with top-quality food by way of a careful selection of raw materials, use of modern production technologies, and strict quality controls. All its products are manufactured on the basis of the Company’s own recipes mindful of domestic consumers’ preferences and tastes.

1.              Forecast of Future Developments on the Dairy Market.

The further consolidation of dairy and juice industry and stronger competition with foreign companies operating in Russia are likely to be major market tendencies. Given below is a segment-based market development forecast.

Milk is one of the most widespread food products in Russia popular among all age groups regardless of location and income. The milk market as a whole will develop steadily with a 5-percent annual consumption growth resulting from a rise in the gross yield and processing of milk in all categories of producers.

In spite of all its advantages, pasteurized milk prevalent on the market has an essential drawback – a short shelf life, which makes it less attractive for retail trade. Consequently,

the share of this type of milk is expected to go down in favor of sterilized milk. In addition, sterilized milk will be replaced by a new generation of the product without the specific sterilization after-taste, its shelf life over two weeks without cooling or cold storage.

Kefir (fermented milk, a traditional Russian dairy product). It is the most popular dairy product in Russia. Growth in the segment will result from changes in the consumption structure in favor of biokefirs, their production currently organized by local manufacturers. The consumption of traditional kefir is expected to decline

Curds (cottage cheese). The market is stable. An average 2-percent rise will be determined by the development of dairy production in general. Consumers are likely to switch over to curds desserts, which may reduce the consumption of traditional curds.

Rural and small town dwellers are primary consumers of ryazhenka (fermented baked milk) and bonnyclabber. Unlike bonnyclabber, ryazhenka is also popular among the population of large cities. The bonnyclabber segment is expected to shrink due to the reduction of rural population and decrease in the regional consumption of the product.

Cream. The main feature of the market is the reduction of the share of pasteurized cream in the total output because of a short shelf life and the growing share of sterilized cream. Consumption rise will mainly depend on the rate of income growth.

Butter. As a whole, the market development rate is expected to be 2-4% a year. A rise in butter consumption is unlikely to exceed 1-2%, the main growth factor being an increase in the production of margarine and combined varieties of butter, spreads, by 4-5% a year.

Viscous yogurt. It is one of the most dynamic segments of the dairy market. The development and growth of the viscous yogurt market in 2002-2003 resulted from developing local production, Western producers’ coming out on the market (Pascual and Onken), and a rise in regional consumption. Unique products with new flavors, additives, useful properties, and biocultures were the most dynamic part of the segment.

Potable yogurt. The segment is expected to develop dynamically since the market is still far from saturation, youth and teenagers’ consumption culture is still taking shape, and consumers are switching over to the product from traditional flavored kefir.

Viscous milk desserts. The market is still underdeveloped. It has more imported products than other markets. Yet, gradually, Russian manufacturers are turning to the production of viscous milk desserts. Underdeveloped consumption culture restrains consumption growth.

Liquid desserts. The market is sufficiently developed. Major consumers include both young people and children as well as adults. The segment will develop as a result of a rise in consumption among teenagers.

Juice and dairy products. It is the most dynamic category of milk products. It has a considerable growth potential due to the population’s striving for a healthy life style and consumption of low-fat vitamin-fortified products.

Curds desserts. The segment is developing rapidly given the traditional character of curds. A rise in the segment will mainly depend on the rate of growth of real earnings and consumers’ switching over from traditional cottage cheese to curds desserts.

Chocolate-coated cheese curds. Consumption culture in large cities is well-developed. Producers’ regional expansion and a wider variety of the products are expected to provide for the segment’s growth.

Condensed milk. It is a traditional food product used in pastry cooking. The market is developed. There are large and well-known producers. Growth can be achieved through a wider variety of products, new flavors, and new types of packaging.

2.              Forecast of Future Developments on the Juice and Juice-Containing Products Market.

The market’s growth will continue although the rate of growth may slow down. Yet it will remain high enough. Market capacity in 2001 was 1,200 mln. liters — a 60-percent rise in comparison with the previous year. In 2002 juice consumption increased by 23% and reached around 1,480 mln. liters. The rise of the market in 2003 constituted approximately 21% (as per RSPS data).

The juice market’s growth results from the improvement of the economic situation in Russia, rising per capita income, and emergence of consumption culture with juice regarded as tasty and healthy food. Per capita consumption rose from 8 liters in 2001 to 10 liters in 2002 and to 12 liters in 2003. In large cities (Moscow, St. Petersburg) juice consumption is nearing European standards while Russia’s average per capita consumption of juices is twice lower than in Europe.

Stronger competition provoked by major manufacturers’ considerably expanded capacities was the main market tendency in 2003. Consequently, the juice market is expected to consolidate further in the hands of four principal players that are likely to increase their market share at the expense of small regional producers whose share may go down to 5%.

 The sales volume of WBD Foods for the period from 2001 through 1 quarter 2005 is presented in the following table:

2001

No	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	2,198	100
1.1.	including: sale of services in respect of granting use of trademarks	2,198	100

2002

No	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	5,310	100
1.1.	including: sale of services in respect of granting use of trademarks	5,310	100

2003

No	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	470,528	100
1.1.	including: sale of services in respect of granting use of trademarks	392,075	83.33
1.2.	consulting services	63,808	13.56
1.3.	sale of management consulting services	14,296	3.04
1.4.	compensation for granting suretyship guarantees	9	0.00
1.5.	software implementation services	340	0.07

2004

No	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	425,698	100
1.1.	including: sale of services in respect of granting use of trademarks	410,693	96.48
1.2.	sale of management consulting services	7 356	1.73
1.3.	software implementation services	5 841	1.37
1.4.		1 020	0.24
1.5.	other	788	0.18

1st quarter 2005

No	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	117 442	100
1.1.	including: sale of services in respect of granting use of trademarks	113 069	96.28
1.2.	sale of management consulting services	2180	1.86
1.3.	software implementation services	294	0.25
1.4.	Leasing of property	1530	1.30
1.5.	other	369	0.31

3.2.3                     Main types of products (works, services)

See also section 3.2.2 of this report

Cost Price of Services Rendered, thou. rubles

No	Expense	2001	2002	2003	2004	1 quarter 2005
1	Depreciation of intangible assets	7	22	227	162	193
2	Depreciation of fixed assets			—	505	1,513
3	Wages and salaries with deductions			27,353	1,827	—
4	Travel expenses			2,137	3,673	475
5	Informational and consulting services			—	14	55
6	Goods			—	122	104
	TOTAL	7	22	29,717	6,303	2,340

Issuer’s Administrative Expenses, thou. rubles

No	Expense	2001	2002	2003	2004	1 quarter 2005
1	Depreciation of fixed assets	—	—	2,966	8 266	1 168
2	Office stationery and business supplies	—	—	1,679	2 715	513
3	Depreciation of intangible assets	—	—	1,588	5 345	1 263
4	Amortization of commercials	—	—	3,429	—	—
5	Wages and salaries	102	10,965	158,764	294 558	89 309
6	Allocations to Pension Fund	36	—	7,423	25 052	8 445

7	Unified Social Tax	22	1,208	13,027	6 274	7 645
8	Reserves for future leave	—	—	10,930	30 227	7 129
9	Rent	6	11	126,229	157 012	38 395
10	Travel expenses	—	—	8,020	25 452	2 603
11	Representative expenses	—	34	2,123	4 504	1 452
12	Audit services	—	22,929	25,772	19 637	5 825
13	Recruitment services	—	—	2,844	424	773
14	Legal and notary services	174	118	43,188	20 972	4 832
15	Advertising	—	—	16,427	13 892	2 341
16	Informational and consulting services	—	17,218	68,736	12 631	1 997
17	Communications	—	—	4,912	7 484	1 711
18	other	—	999	16,517	21 086	3 021
19	Expenses associated with securities issue	—	14,332	—	—	—
20	Expenses for Company’s administration	—	836	—	1 653	250
	TOTAL	340	68,650	514,574	657 184	178 672

3.2.4                     Issuer’s suppliers whose share amounts to 10% or more from the total inventory supplies, with the indication of their shares in the total supplies volume

1 quarter 2005

No	Supplier of works, services	Thousand rubles	%
1	Lianozovo Dairy PJSC	42 191	45.13
2	Investement Company “Univer”	9 567	10.23

3.2.5. Markets for products (works, services) of the Issuer

Wimm-Bill-Dann Foods Open Joint-Stock Company provides consultation services, as well as grants rights to use trademarks it owns through conclusion of license agreement both in the territory of the Russian Federation and in CIS countries: Kirgyzstan and Ukraine.

Through license agreements, the Issuer grants the right to use:

•                  trademarks owned by it;

•                  the RAT and LIASOFT computer programs.

The volume of services rendered by WBD Foods since 2001 through the 1 quarter 2005 is presented by region in the following tables:

2001

No	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	2,198	100
2	CIS countries, total:
	including:
2.1.	Kyrgyzstan
2.2.	Ukraine
	TOTAL	2,198	100

2002

No	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	5,156	97.1
2	CIS countries, total:
	including:
2.1.	Kyrgyzstan
2.2.	Ukraine
3	other	154	2.9
	TOTAL	5,310	100

2003

No	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	462,943	98.39
2	CIS countries, total:	2,649	0.56
	including:
2.1.	Kyrgyzstan	417	0.09
2.2.	Ukraine	2,232	0.47
3	other	4,936	1.05
	TOTAL	470,528	100

2004

No	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	417 158	97.99
2	CIS countries, total:	8 530	2.00
	including:
2.1.	Kyrgyzstan	433	0.10
2.2.	Ukraine	8 097	1.90
3.	Others	10	0.01
	TOTAL	425 698	100

1 quarter 2005

No	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	115 242	98,12
2	CIS countries, total:	2 200	1,87
	including:
2.1.	Kyrgyzstan	110	0,09
2.2.	Ukraine	2 090	1,78
	TOTAL	18	0,01

3.2.6                     Practice in relation to working capital and reserves

The Issuer’s policies with regard to working capital consist of increasing working capital turnover and keeping working capital at the minimum level necessary for current activity.

No	Item	For 1 quarter 2005
1	Inventory turnover ratio	2.25
2	Turnover time (days)	40

Inventory turnover ratio based on sales volume (Rn):

Rn =  Revenue from services sold (line 010 on Form 2) / 0.5 (inventory at start of year + inventory at end of year) according to line 210 on Form 1

Turnover time in days = Length of the reporting period in days / Rn

3.2.7. Raw materials

Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations.

A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

The main raw materials we use to produce our dairy and juice products include the following:

• raw milk, which we generally obtain from domestic farmers;

• dry milk, which we generally obtain from small domestic producers or import;

• bacteria cultures, which we generally import, although we have begun to develop our own cultures;

• flavorings and sweeteners, which we generally import;

• juice concentrate and juice puree, which we primarily import, but also purchase domestically; and

• other ingredients such as frozen fruits and stabilizers.

The prices of each of the foregoing raw materials are generally volatile.

Our purchasing policy is to increase the share of locally produced food raw materials that satisfy our quality standards.

We have focused on developing partnerships with established leaders in the field of local food production, including the leading Russian raw milk, dry milk, fruit and sugar producers. In each region where we require raw milk, we establish direct supply contracts with local individual farmers and collective farms. We have also begun entering into more purchasing arrangements with Russian suppliers of raw materials in the juice sector. We purchase substantially all of our raw materials directly and do not engage in a significant amount of barter transactions. We also purchase certain raw materials such as bacteria cultures, juice concentrate and flavorings from foreign manufacturers due to the unavailability of products of appropriate quality locally. We use quality raw materials, supplied by producers from approximately 25 countries such as Cargill (U.S.), Quatrale (Brazil), Jahncke (Germany), Givaudan (Germany), Hahn (Germany), Wild (Germany), and Firmenich (Switzerland). Our flagship “J-7” juice line, the best-selling juice brand in Russia, was created with consulting assistance from Cargill - the world’s largest supplier of juice concentrates.

3.2.8. Major Competitors.

By virtue of its primary mission – control, management, and services in the interests of the WBD Group – the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

The principal competitors of the WBD Group on traditional and enriched dairy products markets include Russian producers such as Petmol (St. Petersburg), Ostankinsky, Ochakovsky Dairies (Moscow) as well as foreign producers such as Parmalat, Campina.  As for yogurts, milk desserts, the main competitors of the WBD Group are foreign companies such as Danone, Campina and Ehrmann as well as domestic companies: Petmol, Ostankinsky and Piskarevsky Dairies. On the market of vitamin-fortified dairy products, the WBD Group competes mainly with Danone. Besides the specified principal competitors there exists a great amount of small producers in regions.

In the Issuer’s opinion, the WBD Group is expected to compete with the following companies on the dairy market in the near future:

1) Danone of France: the most active foreign company in Russia, pursuing an aggressive advertisement policy. It owns a dairy in the Volga region that produces natural yogurt, fruit-flavored yogurt, and kefir and a dairy in the Moscow region. The company’s products, both imported and made in Russia, are sold under the Danone trademark all over the Russian Federation through its own distribution network. According to the study conducted by AC Nielsen in nine Russian cities, as at October-November 2004  Danone’s sales in money terms in the yogurt and milk dessert segment amounted to 26%;

2) Petmol of St. Petersburg: produces a wide variety of dairy products, concentrating however on yogurts and desserts. Petmol’s shares are publicly quoted at the Russian stock exchange. According to the study conducted by AC Nielsen in nine Russian cities, as at October-November 2004 the company’s share in money terms was 6% - in the traditional dairy segment and 2% - in the yogurt and milk dessert segment while the share of Parmalat in the traditional dairy segment amounted to 1%;

3) Ochakovsky Dairy of Moscow: a major dairy producer in Russia and principal competitor of the WBD Group in Moscow. Its products are very popular among consumers. According to the study conducted by AC Nielsen in nine Russian cities, as at October-November 2004 the company’s share in money terms was 8% in the traditional dairy segment.

The shares of the WBD Group and its principal competitors for enlarged product categories on the dairy market in money terms, % (as at October-November 2004, according to AC Nielsen Retail Audit research):

Item	WBD Group	Danone	Petmol	Ochakovsky Dairy
Yogurts and milk desserts	44	26	2	—
Traditional dairy products	38	—	6	8
The market’s total	39	16	4	6

The principal competitors of the WBD Group on the domestic juice market include Multon of St. Petersburg and other medium- and small-size Russian producers including:

1) Multon of St. Petersburg: its share on market as at July-August 2004 was 30% as shown by the study conducted by Business Analitika Retail Audit in eleven largest Russian cities. Dobry and Niko juice brands and other products of the company appeared on the Moscow market in 1998 and have won considerable market shares since then, primarily, due to an aggressive pricing policy;

2) Lebedyansky of the Lipetsk region: the company’s share on market in money terms as at July-August 2004 was 23% as shown by the study conducted by Business Analitika Retail Audit in eleven Russian cities. Its` Tonus and Ya brands have become very popular among consumers and effectively compete with juices produced by local manufacturers;

3) Nidan-Ekofrukt of Novosibirsk: a Russian-US joint venture whose share on market in money terms as at July-August 2004 was 12% according to Business Analitika Retail Audit’s study carried out in eleven largest Russian cities.

The shares of the WBD Group and its principal competitors on the juice market in money terms, % (as at July-August 2004, according to Business Analitika Retail Audit’s study conducted in eleven large Russian cities):

Juice market	WBD Group	Multon	Lebedyansky	Nidan	Others
Market share	28	30	23	12	7

The WBD Group gets mineral water from an underground spring in Valdai. The region is famous for top-quality mineral water. There is a facility in Nizhny Novgorod that bottles mineral water. The WBD Group started a serial production of mineral water in March 2003 and sales of mineral water under the “Zapovednik.Valday” trademark started in May 2003.

Historically, the consumption of noncarbonated mineral water has not been widespread in Russia. The situation, however, is radically changing under the effect of environmental factors. The consumption of bottled drinking water is growing rapidly in large Russian cities. The mineral water market is expanding not only in terms of volume but also in terms of a wider variety of products and new trademarks. Furthermore, the number of Russian superior quality brands is growing, and the share of imported brands is going down. In the Issuer’s opinion, the WBD Group’s principal competitors include Aqua Minerale (Pepsi trademark), BonAqua (Coca-Cola trademark) as well as Borzhomi, Narzan, and Svyatoi Istochnik, Shishkin Les produced at CIS facilities. The WBD Group is planning to position its new trademark “Zapovednik.Valday” in modern style by emphasizing the mineral origin of the water and produces it with different degrees of carbonation (still, medium-carbonated, and highly carbonated) in bottles of different sizes for consumers’ better choice.

Analysis of the WBD Group’s Competitive Factors.

The WBD Group has a number of advantages over other Russian producers: high productive capacity, superior quality of products, high-level innovation, and opportunities for new products development and marketing. Other competitive advantages which, in the Issuer’s opinion, enable the WBD Group to retain its leading position on the Russian market, include: strong and diversified trademarks, unobstructed access to raw material sources, extensive sales network, emphasis on the development of new products, modern manufacturing facilities and technologies, external financing opportunities, and efficient leadership. The WBD Group intends to take advantage of those opportunities by pursuing a sales promotion strategy focused on superior quality products and development of new products that would not be inferior to their Western analogs in taste and consistence.

Some Russian producers, however, have certain advantages over the WBD Group, related to a lower cost of production and lower advertisement and shipment expenses. Recent industrial tendencies also show that the consolidation of the industry may lead to the emergence of large domestic producers capable of competing with the WBD Group on the market.

Foreign dairy producers have a large advertisement budget and advanced manufacturing know-how permits them to offer top-quality products made on the basis of up-to-date technologies through well-established sales systems. In the past foreign companies focused on concrete market niches, more often than not, on the premium segment (upper price range) whereas today they are increasingly turning to products for the average consumer with an average income. Besides, such companies as Danone, Parmalat, Campina, and Erhmann have begun investing in Russian manufacturing businesses, which may reduce the competitiveness of WBD Group products, for the competitors now have an opportunity to produce their commodities in Russia. For example, Danone, owning two Russian diaries, has put several yogurt brands on the Russian market, some of them developed specifically for Russian consumers. Campina of Netherlands, also owning a dairy in Russia, makes fresh yogurts and yogurts with a long shelf life. Erhmann of Germany makes yogurt at a Russian dairy, and Onken and Pascual, also foreign companies, are planning to open manufacturing facilities in Russia. As a result of the growing output of yogurts and milk desserts in Russia, the above foreign companies have become the WBD Group’s principal competitors in this market segment.

Values of market shares that, in the Issuer’s opinion, it and its competitors have had (percentage) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the date of foundation provided the Issuer has been operating for less than three years:

Shares on market of Dairy production*    Shares on market of Juice production

	2001	2002	2003		2001*	November- December 2002**	November- December 2003**
WBD Group	37.0	36.2	35.8	WBD Group	37.5	34.9	29.3
Petmol	9.1	7.6	6.8	Multon	29.0	29.4	29.3
Ochakovsky Dairy	3.0	4.4	5.5	Lebedyansky	10.9	19.7	24.8
Ostankinsky Dairy	3.2	2.3	2.5	Nidan-Ekofrukt	6.4	9.4	11.0
PARMALAT	2.0	1.4	1.3
Campina	1.8	2.0	1.8
Piskarevsky Dairy	6.4	5.4	4.8
DANONE	2.5	3.3	3.9
EHRMANN	0.8	1.4	1.4

*   As per data provided by AC Nielsen Retail Audit (9 cities)

** As per data provided by Business Analitika Retail Audit (11 cities)

3.2.9. Data on Issuer’s licences held

Issuer holds no licenses.

3.2.10. Data on Issuer’s joint operation

None during reporting period.

3.4. Plans of the Issuer’s Future Activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include a higher efficiency of WBD Group management. The Issuer’s future activities plans are closely connected with the plans of WBD Group. The use of trademarks by WBD Group businesses, offered on the basis of licensing agreements, will constitute the Issuer’s main source of future income.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, the construction of Cash&Carry stores will continue. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavours and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its Charter, and to receive profits.

To achieve these goals, the WBD Group will concentrate on the following areas of activity:

1) Production of dairy products and juices. The Issuer is positive that the WBD Group has enough potential to retain and strengthen its leading position in this area;

2) Higher efficiency of production. The WBD Group intends to improve the quality of its products, reduce costs, increase cash flows, and achieve a higher efficiency of work of its employees;

3) Business growth resulting from the production of cheese. Domestic brands of cheese in the Russian Federation are mainly manufactured by small facilities producing traditional cheeses for mass consumption, characterized by low prices and inferior quality. Superior quality brands of hard and soft cheese are imported from Baltic States and other European countries. The WBD Group is planning to start the production of top-quality branded hard and soft cheeses in 2003.

4) Business growth resulting from the production of mineral water. The WBD Group intends to concentrate on the primary areas of its activity. However WBD Group also started the production of mineral water in 2003. The WBD Group believes that despite relatively strong competition, this market segment has an essential potential given a correct marketing approach. The growth of mineral water consumption in summer is expected to make up for the declining seasonal demand for dairy products.

3.5. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

On May 12, 2004, the General Meeting of Shareholders of WBD Foods OJSC approved accession of the Issuer to Non-Commercial Organization “German Economic Union in the Russian Federation” (Minutes No. 20-05 dated May 20, 2004) whose Charter envisages such aims and objectives as contribution to economic cooperation between the Federal Republic of Germany and the Russian Federation in close cooperation with the German Union of Chambers of Commerce and Industry and the Eastern German Economic Union, as well as with its head organizations.

3.6. Issuer’s Subsidiaries and dependent companies.

The Issuer’s activity is inextricably linked and determined by the needs and requirements of its subsidiaries and dependent companies.

Name: Public Joint-Stock Company “Lianozovo Dairy”

Abbreviated name: “LMK” PJSC

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 98.02%

Issuer’s share of the ordinary shares of the subsidiary: 98.02%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 70.47%

Issuer’s share of the ordinary shares of the subsidiary: 70.47%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of juice and juice containing products.

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share of the ordinary shares of the subsidiary: 83.19%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of juice and juice containing products.

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 78.56%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share of the ordinary shares of the subsidiary: 52.24%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Baltic milk Dairy”

Location: St. Petersburg, Russia

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 98.84%

Issuer’s share of the ordinary shares of the subsidiary: 98.84%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed  Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share of the ordinary shares of the subsidiary: 76%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share of the ordinary shares of the subsidiary: 85%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Vladivostok dairy”

Location: Russia, 690087, Vladivostok, ul. Strelochnaya, d.19

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 97.44%

Issuer’s share of the ordinary shares of the subsidiary: 97.44%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “TOSHKENT SUT”

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76.98%

Issuer’s share of the ordinary shares of the subsidiary: 76.98%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Foreign entity Limited Liability Company “Vimm-Bill-Dann Toshkent”

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Kiev Dairy Plant No.3”

Location: Ukraine, 255500, Kievskaya oblasty, Vishnevoye, ul. Promyshlennaya, dom 7

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 94.88%

Issuer’s share of the ordinary shares of the subsidiary: 94.88%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Limited Liability Company “Valday Sanctuaries”

Location: 174 350, Novgorodskaya oblasty, Okulovka, ul. Centalnaya, 5

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Issuer’s dependent companies

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Moscow, 1 Varshavsky proezd, d. 6/10

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 34.95%

Issuer’s share of the ordinary shares of the subsidiary: 34.95%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share of the ordinary shares of the subsidiary: 25.1%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Organization: OJSC “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share of the ordinary shares of the subsidiary: 47.7%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 39.66%

Issuer’s share of the ordinary shares of the subsidiary: 39.66%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod , ul.Larina, d. 19

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share of the ordinary shares of the subsidiary: 44.59%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Karasuk Milk”

Location: Russia, Novosibirskaya oblasty, Karasuk, Radischeva street, d.16

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 37.97%

Issuer’s share of the ordinary shares of the subsidiary: 37.97%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

3.7. Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets

3.7.1                     Fixed assets

As of January 1, 2002, and January 1, 2003, the Issuer had no fixed assets on its balance sheet.

2003, thou. rubles

No	Fixed assets group	Full value before reappraisal	Residual value (after depreciation) before reappraisal	Date of reappraisal	Full value after reappraisal	Residual value (after depreciation) after reappraisal
1	Over 3 years to 5 years, inclusive	19,149	17,348	none	19,149	17,348
2	Over 5 years to 7 years, inclusive	3,325	3,224	none	3,325	3,224
3	Over 7 years to 10 years, inclusive	186	181	none	186	181
4	Value less than 10,000 rubles	1,082	0	none	1,082	0
	TOTAL	23,742	20,753		23,742	20,753

2004, thou. rubles

No	Fixed assets group	Full value before reappraisal	Residual value (after depreciation) before reappraisal	Date of reappraisal	Full value after reappraisal	Residual value (after depreciation) after reappraisal
1	Over 2 years to 3 years, inclusive	18	0		18	0
2	Over 3 years to 5 years, inclusive	26 551	16 520	none	26 551	16 520
3	Over 5 years to 7 years, inclusive	6 012	4 289	none	6 012	4 289
4	Over 7 years to 10 years, inclusive	1 479	1 365	none	1 479	1 365
5	Over 10 years to 15 years, inclusive	31	28	none	31	28
6	Over 20 years to 25 years, inclusive	16	0	none	16	0
7	Value less than 10,000 rubles	17	0	none	17	0
	TOTAL	34 107	22 202		34 107	22 202

1 quarter 2005, thou. rubles

No	Fixed assets group	Full value before reappraisal	Residual value (after depreciation) before reappraisal	Date of reappraisal	Full value after reappraisal	Residual value (after depreciation) after reappraisal
1	Over 2 years to 3 years, inclusive	22	0	none	22	0
2	Over 3 years to 5 years, inclusive	28 048	15 660	none	28 048	15 660
3	Over 5 years to 7 years, inclusive	6 241	4 235	none	6 241	4 235
4	Over 7 years to 10 years, inclusive	1 487	1 313	none	1 487	1 313
5	Over 10 years to 15 years, inclusive	31	28	none	31	28
6	Over 20 years to 25 years, inclusive	15	0	none	15	0
7	Value less than 10,000 rubles	23	0	none	23	0
	TOTAL	35 867	21 236		35 867	21 236

3.7.2                     Cost of the Issuer’s immovable property

The Issuer owns no immovable property.

IV                                   INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITIES OF THE ISSUER

4.1                               Results of the financial and economic activities of the Issuer

4.1.1                     Profits and losses

Indicator	2001	2002	2003	2004	2005
Proceeds, thousand rubles	2 198	5310	470 528	425 698	117 442
Gross profit, thousand rubles	2 191	5 288	440 811	419 395	115 102
Net profit (retained profit (non-covered losses), thousand rubles	-915	252 427	94 263	118 322	-33 696
Labor productivity, thousand rubles/man	439,6	1062,00	1589,62	1 404.94	365.86
Yield of capital investments, %	—	—	22,67	19.51	5.43
Assets profitability, %	-0.1	4.14	0.77	0.97	0
Equity profitability, %	-0.1	4.14	1.52	1.88	0
Products profitability (sales), %	-0.42	47.54	20.03	27.79	0
Non-covered loss as at the accounting date, thousand rubles	915	915	0	0	0
Correlation between non-covered loss as at the accounting date and the balance currency	0.1	0.01	0	0	0

4.1.2                     Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business.

Services, thou. rubles (excluding VAT)	2001	2002	2003	2004	1 quarter 2005
Licensing of trademarks under license agreements	2 198	5 310	392 075	410 693	113 069
Management consulting services	—	—	14 296	7 356	2 180
Consulting services	—	—	63 808	—	—
Software implementation services	—	—	340	5 841	294
Property lease	—	—		1 020	1 530
other		—	9	788	369
Total	2 198	5 310	470 528	425 698	117 442

The Issuer’s primary activity is the licensing of trademarks under license agreements. Royalty earnings depend on the total value of goods sold under trademarks owned by WBD Foods. License revenue increased in 2004 by 408,495,000 rubles relative to 2001, and continues to hold the top spot in sales volume for the 1st quarter of 2005. The increase is a result of higher production volumes of dairy and juice products sold under the Issuer’s trademarks.

4.2. Liquidity of the Issuer

The following indicators are given to define the issuer’s liquidity in the appropriate accounting periods:

Indicators	2001	2002	2003	2004	1 quarter 2005
Own working capital, thousands RUR	-19 327	4 015 347	3 156 375	1 109 824	1 045 460
Capital gearing	0.03	0.002	0.98	0,93	0,95
Equity ratio	0.97	0.998	0.50	0,52	0,51
Rate of stock security by own working capital	109.84	423.94	36.87	133,13	133,26
Fixed asset ratio	1.03	0.34	1.78	0,82	0,83
Liquidity ratio	0.20	404.63	15.05	39,78	26,06
Quick ratio	0.19	403.44	14.56	39,45	25,84

4.3. The Issuer’s Capital and Current Assets, their Structure and Adequacy

4.3.1. Size, structure and adequacy of the issuer’s equity and working capital

Acct No. old/ new	Description, thousands RUR	Balance as per January 1, 2002	Balance as per January 1, 2003	Balance as per January 1, 2004	Balance as per January 1, 2005	Balance as per April 1, 2005
1	Authorized stock	700 000	880 000	880 000	880 000	880 000
2	Reserve capital	—	12 621	17 334	17 334	17 334
3	Additional capital	—	4 958 621	4 958 622	4 958 622	4 958 622
4	Retained earnings in the current year	—	—	88 481	118 322	-33 696
5	Retained earnings in the previous years	—	239 805	238 890	327 371	445 693
6	Loss in the previous years	-915	-915	—	—	—
7	Targeted financing and revenues	—	—	—
8	Reserves for deferred expenses and payments	—	—	1069	14 249	19 101
	Total:	699 085	6 090 132	6 184 396	6 315 898	6 287 054

4.3.2. Adequacy of the Issuer’s equity and working capital

Item, thou. rubles	2001	2002	2003	2004	1 quarter 2005
Issuer’s operating expenses	1,444	810,917	5,673,379	1,201,929	245,166
Owners’ equity	699,085	6,090,133	6,184,396	6,301,649	6,267,954
Issuer’s short-term liabilities	24,050	9,948	81,788	174,628	268,160

From 2001 through the 1st quarter of 2005 (inclusive) the level of owner’s equity has been sufficient to meet short-term liabilities and cover the Issuer’s current operating expenses.

4.3.3. Cash funds

In 2005 the Company will need external financing for its investment activities. The amount of the financing needed shall be contingent on the Company operating profit, revenues of its enterprises, and capital expenditures in the period.

The main sources of external financing shall be the Bank loans. Currently, the Company has a good credit history and borrowing facilities with Russian biggest banks that considerably exceed the Company needs.

Moreover the investment attractiveness of the Company is facilitated by the high investment ratings given by international rating agencies: Moody’s and Standard&Poors. Currently, the Company has no sequestrated accounts and debts on the bank file.

4.3.4. Investments of the Issuer

4.3.4.1. Long-Term Investments

Participatory interests and shares

	Balance as per April 01, 2005
COMPANY NAME	in thousands RUR	Quantity of Securities	Type of Securities	Issuer’s share in the authorized stock, %
1	2	3	4	5
OJSC Bishkeksut	32 007	1 166 480	Shares	39.66
Kharkov Dairy OJSC	153 104	1 485 597	shares	0.10
Karasuk Milk CJSC	4 408	350 437	Shares	37,97
Gulkevichsky Maslozavod ZAO ”	9 266	1 574	Shares	52.24
CLSC Darya	4 762	5 116	Shares	98.84
Rodnik PAG ZAO	346 108	20 000	Shares	100.00
CJSC Trading Company WBD	240 206	985	Shares	83.19
Burynsky Powdered Milk-Producing Plant OJSC	54 825	13 038 478	Shares	76.00
Vladivostok Dairy OJSC	31 119	670 995	Shares	97.44
ZDMP OJSC	157 416	4 666	Shares	25.10
Lianozovo Dairy OJSC	997 379	203 048	Shares	98.02
Nizhny Novgorod Dairy OJSC	9 417	232 500	Shares	44.59
Dairy OJSC	406 891	1 254 392	Shares	70.47
Baltic Milk dairy OJSC	367 262	2 500 000	Shares	100.00
Tuymazinsky Milk Plant OAO	47 445	40 067 779	Shares	85.00
Ufamolagroprom OJSC	96 062	29 563 200	Shares	47.70
TSMK OJSC	338 952	29 415	Shares	34.95
KGMZ No.3 OJSC	276 487	206 355 896	Shares	94.88
Toshkent Sut OJSC	6 923	88 961	Shares	76,98
Annino Milk Ltd	70 015	0	Contribution to the authorized stock	78.56
VBD Toshkent LTD	4 278	0	Contribution to the authorized stock	100,00
VBD Toshkent LTD	89	0	Registration expenses	—
WBD Mineral water Ltd	10	0	Contribution to the authorized stock	100.00
Valdai Sanctuaries Ltd	300 269	0	Contribution to the authorized stock	100.00
Obninsky Dairy Plant OJSC	9 567	19 253	Shares	11.61
Total:	3 964 267	297 058 772

Long term investments (debt securities)

No.	Company Name	Long-Term Investment Type	Total amount as per April 01, 2005, in thousands RUR	Quantity of notes
1	2	3	4	4
1	Fruktopak CJSC	Promissory note	690 000	69

Long-term loans

No.	Company Name	Long-Term Investment Type	Total Loans as per April 01, 2005, in thousands RUR	Amount of interest as per April 01, 2005, in thousands RUR	Repayment Date
1	OAO Ramensky Dairy	revolving credit	470 237	3 776	31.12.2006
2	WBD Mineral Water LTD	revolving credit	28 000	552	31.12.2007
3	Valdai Sanctuaries	revolving credit	4 312	23	31.12.2006
4	Fruktopak CJSC	revolving credit	8 453	174	31.12.2006
	TOTAL:		511 002	4 525

Total amount of Issuer’s Long-Term Investments (thou.rubles): 5 165 269.

Short-term investments (debt securities)

No.	Company Name	Long-Term Investment Type	Total Loans as per April 01, 2005, in thousands RUR	Quantity of notes
1	Rubtsovsk Dairy CJSC	promissory note	237 103	24
2	Lianozovo Dairy OJSC	promissory note	1 491 426	150
3	Baltic Milk dairy OJSC	promissory note	289 415	29
4	Valdai Sanctuaries Ltd	promissory note	304 881	32
	TOTAL:		2 322 825	235

Short-term loans

No.	Company Name	Long-Term Investment Type	Total Loans as per April 01, 2005, in thousands RUR	Amount of interest as per April 01, 2005, in thousands RUR	Repayment Date
1	Rubtsovsk Dairy CJSC	revolving credit	136,102	4,284	31.12.2005
2	CJSC Trading Company WBD	revolving credit	759,595	6,749	31.12.2005
3	Vladivostok Dairy OJSC	revolving credit	38,195	83	31.12.2005
4	Lianozovo Dairy OJSC	revolving credit	3,082	59	31.12.2005
5	Nizhny Novgorod Dairy OJSC	revolving credit	13,885	0	31.12.2005
6	Baltic Milk dairy OJSC	revolving credit	184,962	8,425	31.12.2005
7	Dairy OJSC	revolving credit	894,165	6,762	31.12.2006
8	Novokuibyshevsk Milk OJSC	revolving credit	18,353	1,733	31.12.2005
9	Siberian Milk OJSC	revolving credit	637,150	78,064	31.12.2005
10	Ufamolagroprom OJSC	revolving credit	0	7	31.12.2005
11	TSMK OJSC	revolving credit	926,442	7,908	31.12.2005
12	Valdai Sanctuaries Ltd	revolving credit	135,550	1,094	31.12.2005
	TOTAL:		3747 481	115,168

Total amount of Issuer’s Short-Term Investments (thou.rubles): 6 070 306.

4.3.5. Intangible Assets of the Issuer

As of April 1, 2005

No.	Intangible Assets	Original Cost of Intangible Assets, thousand rubles	Depreciation of Intangible Assets, thousand rubles	Depreciated Cost of Intangible Assets, thousand rubles
1	Exclusive rights on trademarks	18 037	2 777	15 260
2	Exclusive rights on automated information system RAT	6 716	3 951	2 765
3	Exclusive rights on automated information system LIASOFT	7 710	4 186	3 524
4	Annual report copyright	625	52	573
5	Internal website	206	10	196
	Total	33 294	10 976	22 318

4.4. Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research

The Company employs considerable financial and manpower resources to develop new product types, with particular emphasis put on projects expected to produce new products and technologies. As per December 31, 2002, our Product Development Department at Lianozovo Dairy in Moscow had a stuff of 22 employees. The said Department often cooperates with third parties, such as Russian scientific and research institutes, research companies, and suppliers. In 1999-2000, we spent about USD 1.4 million to set up a new product development department. In 2001, approximately USD 1.3 million was spent to finance activities related to development of new product types, with USD 0.5 million allocated directly for development of new product types, and USD 0.8 million – for expansion of our own scientific and research center. In 2002, we spent about USD 0.9 million for development of new product types.

Protection of intellectual property rights is one of the key elements of the Issuer’s R&D policies.

1. Information on the creation of intellectual property within the 1 quarter of 2005

1.1.      Applications for trademarks filed within Russia – 9;

 International applications filed – 1.

1.2. Applications for patent for industrial design filed within Russia – 2;

 International applications for patent for utility models filed – 0.

2. Information on legal protection obtained for intellectual property

2.1. Trademarks

No	Certificate No	Date of registration	Country of filing	Description of trademark	Valid Until
1	3440860	28/07/04	China	Millaya Milla	27/07/2014
2	3440862	21/07/04	China	Domik v derevne	20/07/2014
3	3440865	21/07/04	China	Ryzhyi Ap	20/07/2014
4	3440868	21/07/04	China	Chudo	20/07/2014
5	3440869	21/07/04	China	Lamber	20/07/2014
6	841310	18/03/04	WIPO	Lamber (verb.)	18/03/2014
7	841637	28/05/04	WIPO	Lamber (combined)	28/05/2014
8	282139	10/02/05	Russia	Bio Max [ILLEGIBLE] Makc	14/09/2014
9	284143	15/03/05	Russia	O2 oxygen water	10/10/2013
10	284154	15/03/05	Russia	Wimm Bill Dann is what you want	11/12/2013
11	284219	16/03/05	Russia	Apifrukt	28/04/2014
12	284239	16/03/05	Russia	The picture of the spoons placed in the bow	19/03/2014
13	284348	17/03/05	Russia	Two-bio	10/02/2014
14	284848	23/03/05	Russia	Frugurt	23/04/2014
15	284852	23/03/05	Russia	Curd cloud	28/04/2014
16	284855	23/03/05	Russia	squash	30/04/2014
17	284865	23/03/05	Russia	Freedom	27/03/2013
18	284921	24/03/05	Russia	Nice Tea	18/03/2013
19	284924	24/03/05	Russia	Nash Doctor	16/04/2013
20	285116	25/03/05	Russia	Produkt kompanii “Wimm-Bill-Dann”	10/03/2014
21	285122	25/03/05	Russia	Panteleimon	15/03/2014
22	285226	25/03/05	Russia	NEO Naturel Milk	22/09/2013
23	285233	25/03/05	Russia	J-7 imuno	21/10/2013
24	285414	29/03/05	Russia	Veselyi Molochnik	01/12/2013
25	285653	31/03/05	Russia	Zapovednik	22/08/2013

2.2. No patents for inventions, utility models and industrial designs were received in the 1st quarter of 2005.

4.5. Analysis of the trends of development in the area of primary activity of the Issuer.

In several recent years an economic growth is observed in Russia. In 2000, the growth of Gross Domestic Product was 9%, in 2001 – 5.0%; in 2002 the expected growth was about 4%. The development of the food industry is especially rapid. The increase of population’s effective demand maintains the appeal of investments in Russia food industry, making it one of most dynamically developing economic sectors. The economic crisis of 1998, which closed the Russian market for import of foodstuff, however allowed to Russian companies to grow high and this made impossible the resumption of the same volumes of the delivery of foreign foodstuff, even if one takes into consideration a constant increase of the real rate of the Russian rouble. Presently, an average part of food imported into RF forms about 3% of the common consumption. By experts’ view, today the food sector is one most rapidly developing branches of the Russian economy. Networks of supermarkets prefer to lay in a stock Russian goods since they have lower prices and do not loose against their western analogues by the quality (and are even more attractive in some cases). The creation of large holding companies with widely developed commercial networks and large production capacities and facilities in various regions is vitally important for food companies whose products cannot be transported for large distances and transport expenses often compose an essential part of the costs.

However, nobody can ensure that the last trends observed in the Russian economy, e.g., the increment of the Gross Domestic Product, relative stability of the rouble, and an insignificant inflation, will continue and that no sharp changes will take place in future. The oil and gas price fluctuations, strengthening of the real rouble rate with respect to US dollar, and consequences of a certain relaxation in the monetary politics may reflect adversely on the state of the Russian economy, the development of the food industry, and the future Issuer’s activities.

For a growth of the food industry the developed infrastructure is of large importance. The infrastructure objects of Russia, basically, were created in Soviet time and did not receive significant investments during the last decade. The infrastructure objects of railroads and transport roads, objects of power supply, communications, and housing stock infrastructure objects are in the most complicated state and situation. Federal Government carries out active work on reorganisation of the system of railroad, electric power, and telephone communications of the country. Any reorganisation of that kind may result in growth of tariff level on railroad transportation, electric power, and telephone services in combination with an impossibility to receive the expected income as concerns the investments necessary for carrying out repairs, technical maintenance, and modernisation of such systems. The ill-being of the Russian infrastructure objects deteriorates the country economy, results in stoppage in delivery of goods and services, an increase of expenses related to business activities in Russia. A deterioration of the situation in the industry and situation of the Issuer in the industry can be a result of:

1) lowering effective demand of the population with respect to the products of WBD Group in view of deterioration  of the financial and economic situation of population in the regions, consumers of food industry products produced by the WBD Group;

2) possible deterioration of the fulfilment of the Budget of Russian Federation due to large volume of payments implied by the external debt of Russia in 2003 and decrease of incomes of workers of budget sphere;

3) growth of the business competition in the industry.

By Issuer’s estimates, industrial risks are minimal for WBD Group companies. In the production of milk products and juices Wimm-Bill-Dann- Group is the leader of industry, controlling significant parts of market. To minimise the industry risks, Wimm-Bill-Dann Group acts as follows:

1)              orientation to diversification of production;

2)              long-term programs of production;

3)              development of programs for lowering expenses related to production, active investment politics as concerns the technical and technological rearrangement of manufacturing capabilities and  production basis in order to augment the competitive abilities and capacities of group companies.

Issuer is characterised by high level of credit quality and low level of credit risk. During 2001 and 9 months of 2002, the part of debt capital with respect to proper capital and reserves reduced from 3.44% to 0.07%. The creditworthiness of Issuer is ensured by high values of supplementary capital and also by the amount of the net wealth.  Within 9 months of 2002 an almost 9 times increase of net wealth of Issuer took place with respect to 2001, the authorised capital stock risen from  700 million roubles up to 880 million roubles. Thus, Issuer improved significantly its financial situation.

Although juice consumption in Russia is increasing, our profit margins on our juice products decreased in 2002 due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002. At the same time, prices for juice concentrate increased. A continuation of these trends may cause a further decline in our juice prices and profit margins and, consequently, have a further negative effect on our results of operations.

We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to wholesalers for resale to retail outlets. We expect sales to independent retailers and wholesalers to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products Although these supermarket chains now purchase our products , there can be no assurance that they will continue to do so or that other supermarket chains will not attempt a similar consolidation of market power. This alliance also intends to seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that these retailers will increase price competition.

See also the analysis of trends of development in the primary Issue’s activity in Section 2.5.5. (Risks relating to the Issuer’s business).

V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)

5.1. Data on structure and authority of Issuer’s management/administration

Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Chairman of the Management Board;

4. Management Board

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

…. The following are assigned to the competence of the General Meeting of Shareholders:

1)  amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6) increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7) decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8) election of members of the Audit Committee and early termination of their powers;

9) approval of the Company’s auditor;

10)  approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11) determination of the procedure for holding the General Meeting of Shareholders;

12) election of members of the Counting Committee and early termination of their authorities;

13) splitting and consolidation of shares;

14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18) approval of internal documents regulating the activity of the Company bodies;

19) decision of other questions provided for by the JSC Law.

Competence of the Issuer’s Board of Directors pursuant to its charter (constitutive documents):

…… The following are assigned to the competence of the Board of Directors (Supervisory Board) :

1)              determination of the priority directions of the Company’s activities;

2)              calling of annual and extraordinary General Meetings of Shareholders , except in the cases provided for by article 55.8 of the JSC Law;

3)              approval of the agenda of the General Meeting of Shareholders;

4)              determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5)              placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;

6)              determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;

7)              acquisition of shares, bonds, and other securities  placed by the Company in the cases provided for by the JSC Law;

8)              formation of the executive bodies of the Company and early termination of their authorities—election of  the Chairman of the Management Board and appointment of the members of the Management Board,

9)              determination of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;

10)        recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;

11)        recommendations on the amount of the dividend on shares and the procedure for its payment;

12)        utilization of the reserve fund and other funds of the Company;

13)        approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14)        creation of branches and opening of representative offices of the Company;

15)        approval of major transactions in the cases provided for by chapter X of the JSC Law;

16)        approval of the transactions provided for by chapter XI of the JSC Law;

17)        approval of the Company’s registration body and the terms of the contract with the registration body, and termination of the contract with the registration body;

18)        other issues provided for by the JSC Law and Company’s charter….

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

“ 17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of proxy shall act on behalf of the Company, including:

1)              carry out operative management of the Company’s activities;

2)              have the right of first signature on financial documents;

3)              direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;

4)              represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

5)              approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;

6)              direct the work of the Management Board and preside at its meetings;

7)              recommend candidates for the Management Board to the Board of Directors for approval;

8)              complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;

9)              issue powers of attorney on in the Company’s name;

10)        open bank accounts of the Company;

11)        organize the Company’s accounting and reporting;

12)        issue orders and instructions binding upon all employees of the Company;

13)        perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

•                  organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

•                  decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

•                  establishment of prices, rates, and commissions under contracts with suppliers and consumers;

•                  ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

•                  keeping personnel records in accordance with current Russian legislation;

•                  monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

•                  the book-keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

•                  providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

•                  organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

•                  performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company….”

The Issuer’s Corporate Governance Code – a document aimed at the regulation of Issuer’s corporate conduct was adopted by the Issuer’s Board of directors on December, 17 2004 (Minutes No.17-12, dated December 20, 2004).

Internet page to get access to the full text of the said document: http://www.wbd.ru/content/files/17012005/release-2-ru.pdf

5.2. Information on the persons in the Issuer’s management bodies

Board of Directors

Chairman: David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Education: high

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1997 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2003

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 – 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - 2004

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Istrinskiye ruchyi”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Nadegnyi fundament”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “S-trading”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Petri-trade”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Cliff-nedvighimosty”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Nonprofit partnership “Residences of Benilux”

Area of Operations: no data

Position: Member of the Management Board

Period: 2004 - Present

Organization: “Autonomous nonprofit organization “International community council on awarding of “Golden falcon” medal”

Area of Operations: no data

Position: Member of the Management Council

Share in the Issuer’s charter capital: 5.71%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Orlov, Alexander Sergeevich

Born: 1948

Education: higher

Positions over past 5 years:

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: management and consulring services

Position: General Director

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Supervisory Board Member

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2003 - 2004

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - 2004

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2003 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 3.47%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.028%

Plastinin, Sergei Arkadievich

Born: 1968

Education: high

Positions over past 5 years:

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of the Management Board

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1993 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 2004

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - 2004

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “PIK Centre” Ltd

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “Agro-industrial holding company”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 9.30%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

David Iakobachvili

Born: 1957

Education: higher (unfinished)

Positions over past 5 years:

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: Financial services

Position: Director

Period: 1997 - 2002

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1999 - 2003

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2001 - 2002

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2002 -Present

Organization: OOO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2003 - Present

Organization: ZAO “Auto-Sorok”

Area of Operations: Transport and expeditionary services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “RusAgroProject”

Area of Operations: Intermediate services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “Agrocomplex Gorky-2”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO Breeding farm “Naro-Osanovsky”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Share in the Issuer’s charter capital stock: 7.76%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.025%

Scherbak, Vladimir Nikolaevich

Born: 1939

Education: higher

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agro industrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Government of the Russian Federation

Area of Operations: Executive functions

Position: Minister, Deputy Chairman of the Russian Federation Government

Period: 2001 - 2003

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2004 - Present

Organization: AKB “Gusar”

Area of Operations: banking

Position: Chairman of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Tutelyan, Victor Alexandrovich

Born: 1942

Education: higher

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Director

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Yasin, Eugeny Grigorievich

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1994 - 1997

Organization: Ministry of Economy of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1997 - 1998

Organization: Government of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1998 - Present

Organization: Moscow State University - Higher School of Economics

Area of Operations: Teaching

Position: Scientific adviser

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Guy de Selliers

Born: 1952

Education: higher

Positions over past 5 years:

Period: 1990 - 1997

Organization: EBRD Bank

Area of Operations: Banking

Position: Deputy Vice-President

Period: 1997 - 1998

Organization: Mc. BBL, Investment Bank

Area of Operations: Banking

Position: Head of Department

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - 2003

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2002 - Present

Organization: Norilsk Nickel

Area of Operations: Metallurgy

Position: Member of the Board of Directors

Period: 2003 - Present

Organization: HB Advisers (UK)

Area of Operations: Consulting services

Position: Chairman of the Board of Directors

Period: 2003 - Present

Organization: Chatura Furniture

Area of Operations: no data

Position: Member of the Board of Directors

Period: 2004 - Present

Organization: Solvey S.A.

Area of Operations: no data

Position: Member of the Board of Directors

Period: 2004 - Present

Organization: Apprion Group, Ltd

Area of Operations: no data

Position: Chairman of the Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Michael A. O’Neill

Born: 1945

Education: higher

Positions over past 5 years:

Period: 1997 - 2000

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: President of Northern Eurasia Division

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Period: 2002 - Present

Organization: EFES Breweries International (Holland)

Area of Operations: production and sale of beer

Position: Member of the Board of Directors

Period: 2002 - 2003

Organization: ZAO Torgoviy Dom Perekriostok

Area of Operations: retailing

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2003 - 2004

Organization: EFES Invest

Area of Operations: soft drinks

Position: Member of the Board of Directors

Period: 2004 - Present

Organization: Coca Cola Icecek (Turkey)

Area of Operations: soft drinks

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Ernest Linwood Tipton

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1987 - 2003

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Period: 2002 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Individual executive body and members of collective executive body:

Plastinin, Sergei Arkadievich

Born: 1968

Education: high

Positions over past 5 years:

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of the Management Board

Period: 2001 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1993 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 2004

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - 2004

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “PIK Centre” Ltd

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “Agro-industrial holding company”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 9.30%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Education: higher

Positions over past 5 years:

Period: 1999 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Deputy General Director

Period: 2000 - 2000

Organization: BeeOnLine-Portal ZAO

Area of Operations: Telecommunication services

Position: General Director

Period: 2000 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Vice President

Period: 2000 - 2002

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 2002 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer

Period: 2003 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Malyutin Akeksandr Evgenyevich

Born: 1977

Education: higher

Positions over past 5 years:

Period: 1998 -2000

Organisation: CJSC Tetra Pak AO

Area of Operations: production and selling of packing production

Position: commercial representative

Period: 2000 -2004

Organisation: CJSC Tetra Pak AO

Area of Operations: production and selling of packing production

Position: sales department manager

Period: 2004 - 2004

Organisation: CJSC Tetra Pak AO

Area of Operations: production and selling of packing production

Position: business development manager

Period: 2004 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the Juice Business Segment

Period: 2004 -Present

Organisation: Trading Company Wimm-Bill-Dann CJSC

Area of Operations: Production and sale of juice production

Position: Executive director

Period: 2004 -Present

Organisation: Ramenskoye Dairy OJSC

Area of Operations: Production and sale of juice production

Position: Member of Board of Directors

Period: 2004 -2004

Organisation: Depsona CJSC

Area of Operations: Production and sale of  juice production

Position: Member of Board of Directors

Shares in Issuer’s Authorised Capital Stock: none

Shares in Associated Companies/ Affiliated Companies: none

Yadegardjam Djamshid

Born: 1965

Education: higher

Positions over past 5 years:

Period: 2003 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the investor relations Department

Shares in Issuer’s Authorised Capital Stock: none

Shares in Associated Companies/ Affiliated Companies: none

Kagan Marina Gennadyevna

Born: 1968

Education: higher

Positions over past 5 years:

Period: 1998 -2001

Organisation: Gavin Anderson&Company

Area of Operations: Consulting services

Position: Member of the Board of directors

Period: 2002-2004

Organisation: Shared value

Area of Operations: Consulting services

Position: Partner

Period: 2004 -2004

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the public relations Department

Period: 2004 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the public and investor relations Department

Shares in Issuer’s Authorised Capital Stock: none

Shares in Associated Companies/ Affiliated Companies: none

Ioffe Jacques Zelikovich

Born: 1947

Education: higher

Period: 1996 – no data

Organisation: AO Bolyshevik

Area of Operations: no data

Position: General director

Period: 2004 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Deputy Chairman of the Management Board for Strategy and Development

Shares in Issuer’s Authorised Capital Stock: none

Shares in Associated Companies/ Affiliated Companies: none

Giuffredi Francesco

Born: 1943

Education: higher

Period: 1999 – 2004

Organisation: Parmalat

Area of Operations: Production and sale of foods

Position: Technical General Manager

Period: 2004 – Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Operations director

Person performing the functions of individual executive body of the Issuer:
Sergei Arkadievich Plastinin

5.3. Information on remunerations, benefits and/or reimbursements per each management body of the Issuer

Total remunerations paid to the Board of Directors members in the 2004 financial year amounted to 25 869 000 RUR (exclusive of income tax).

Total remunerations paid to the members of the collective executive body (Management Board) in the 2004 financial year amounted to: 36 772 000 RUR (exclusive of income tax).

5.4. Information on the bodies monitoring the Issuer’s business activities, their structure and powers

The structure and powers of the bodies monitoring the Issuer’s business activities under the Issuer’s Article of Association (constitutive documents).

Internal Audit Committee

Auditor

As per Art. 21 of the Issuer’s Charter the Company’s business activities shall be monitored by an Internal Audit Committee.

The Internal Audit Committee shall be elected at annual general meetings of the Company shareholders for a period of 1 (one) year and shall include at least 7 (seven) members. The shares of the BOD members and the officers in the Company management bodies cannot vote for election of the Internal Audit Committee members.

The term of the Internal Audit Committee shall start at the moment it is elected by the annual general meeting of the Company shareholders and shall expire at the moment the following annual general meeting of Company shareholders elects (re-elects) the Audit Committee.

The powers of individual Internal Audit Committee members or of the whole of it can be terminated by the general meeting of the Company shareholders on the grounds and according to the procedure provided for by the internal documents of the Company.

In case the number of the Internal Audit Committee members is less than that twice as small as provided for in the Company Charter, then the Board shall convene an extraordinary general meeting of the Company shareholders for the purpose of electing a new Internal Audit Committee. The remaining Internal Audit Committee members shall fulfil their functions until a new Audit Committee is elected at an extraordinary general meeting of the Company shareholders.

In case the powers of the Internal Audit Committee are terminated, the term of the new Internal Audit Committee shall expire at the moment the following annual general meeting of the Company shareholders elects (re-elects) the Audit Committee.

A shareholder or any person nominated by a shareholder can be a member of the Internal Audit Committee. Members of the Company Internal Audit Committee can not simultaneously act as the Company BOD members, a solely independent executive body, Management Committee and Liquidation Committee members.

The Internal Audit Committee shall elect Chairman and Secretary.

The Company’s business activities shall be audited on the basis of the Company performance within appropriate year.

An audit of the Company’s business activities shall be initiated at any time:

by the Internal Audit Committee of the Company itself;

upon the decision of the shareholders’ general meeting;

by the Board of Directors of the Company;

upon decision of the Chairman of the Company Management Committee;

upon demand of Company shareholder (shareholders) who, as per the date the demand is submitted, owns in total at least 10% of the shares that can vote on any issues within the competence of the General Shareholders’ Meeting.

Upon the request of the Company Internal Audit Committee officers in the Company management bodies shall provide documents on the Company’s business activities.

The Internal Audit Committee of the Company can convene an extraordinary General Shareholders’ Meeting according to the procedure set by the Articles of Association of the Company.

Proceeding from the results yielded by an audit of the Company’s business activities the Internal Audit Committee of the Company shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

Upon decision of the General Shareholders’ Meeting the Internal Audit Committee members, within their term, may be paid remunerations and/or have the expenses incurred in connection with the fulfillment of their duties reimbursed. The amount of such remunerations and reimbursements shall be determined by the general meeting of shareholders.

The procedures the Internal Audit Committee shall follow when acting on other issues not provided for in these Articles may be set by the internal documents of the Company.

As per Art. 22 of the Issuer’s Articles of Association the Auditor effects the revision of the Issuer’s  business activities according to the legal acts of the Russian Federation and on the basis of an appropriate contract concluded with the Issuer.

The Company auditor shall be approved by the General Shareholders’ Meeting. The remuneration payable shall be determined by the Board of Directors.

Proceeding from the results yielded by an audit of the Company’s business activities the Company auditor shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

22.4.                        An internal audit of the Company shall be carried out by the Company Internal Audit Committee.

Information on Internal Audit Service, its Working Period, and Key Personnel

The Internal Audit Service and the Company Audit Committee are responsible for internal control of the Company’s business operations.

The Internal Audit Service is a structural division of the Issuer.

The Internal Audit Service shall report to the Chief Financial Director, and the Audit Committee shall report to the General Shareholders’ Meeting of the Issuer.

The Head of the Internal Audit Service shall be solely independent in managing the Service.

As per the end of the accounting quarter, the Internal Audit Service has, apart from its head, a staff of 7 employees, who have an extensive audit experience.

The staff of the Service have been working since January 1, 2003.

Basic Functions of the Internal Audit Service

Make all necessary arrangements for establishment and implementation of an effective internal control system in the group of enterprises, which are directly or indirectly controlled by the Issuer (hereinafter referred to as the Group) and in certain enterprises and divisions, which meets the development goals of the said group and legal requirements

Make all necessary arrangements for and carry out audits of the divisions and enterprises of the Group

Create and implement a single corporate procedure for assessment of the internal control system and components thereof

Make all necessary arrangements for optimization of the internal control system and components thereof

Accountability of the Internal Audit Service, Cooperation with the Issuer’s Executive Bodies and Board of Directors (Supervisory Board)

The Head of the Internal Audit Service shall be appointed and dismissed by the Chairman of the Management Committee subject to approval of the Chairman of the Board of Directors.

The Head of the Service shall be subordinate and accountable directly to the Chief Financial Officer.

The Internal Audit Service shall, within the time limits set, prepare an overall annual plan for development of internal control systems and an annual report on the existing internal control systems and submit the said documents to the Chief Financial Officer and the Management Board for their approval.

The Internal Audit Service shall discuss with the BOD Audit Committee issues related to functioning of internal control tools, development of rules and procedures for business risks assessment and coordination.

Cooperation with Executive Bodies

The Internal Audit Service shall receive from the divisions of the enterprises:

quarterly and annual accounting reports in the form approved by the regulation of the Ministry of Finance of the Russian Federation, basic documents; statements on the production cost of the products, sale thereof, etc.

monthly and quarterly reports of the enterprises in the form developed by the Service; other data upon requests;

approved financial plans and budgets of the divisions; reporting on execution thereof;

improvement plan for the internal control systems; report on execution thereof.

The Internal Audit Service shall prepare and send to the enterprises and divisions of the Group:

•                  recommendations on implementation of internal control in the enterprises and the divisions;

•                  information on methods of initial assessment of the internal control systems and individual control tools.

Cooperation between the Internal Audit Service and the Issuer’s External Auditor

The Internal Audit Service shall receive from the auditors audit reports, statements and recommendations on individual issues, materials on new legislations and auditing standards.

The Internal Audit Service shall, in cooperation with other divisions, participate in the development of plans aimed at eliminating the drawbacks identified by the auditors, monitoring execution thereof and notifying the auditors of the implementation results.

The Issuer has also established an Audit Committee consisting of three independent members of the Company’s Board of Directors.

The Audit Committee assists the Issuer’s Board of Directors in the exercise of its supervisory functions in the following areas:

•                                          Financial statements of the Issuer and their preparation;

•                                          Internal accounting and financial controls;

•                                          Monitoring of key risks;

•                                          Operation of the Internal Audit Service and independent auditors;

•                                          Qualification and extent of independence of independent auditors;

•                                          Issuer’s compliance with business ethics requirements;

•                                          Legislative and regulatory compliance.

The Issuer does not have any internal document to prevent unauthorized use of the Company insider information.

5.5. Information on the persons in the bodies monitoring the Issuer’s business activities

The Internal Audit Committee:

Elena B. Kuznetsova

Year of birth: 1955

Education: higher

Positions over past 5 years:

1997 - 2002

Enterprise: PTG WBD ZAO

Position: Head of the Internal Control and Analysis Department

2002 - 2002

Enterprise: TsMK OAO

Position: Director of the Internal Control Department

2003 - Present

Enterprise: WBD Foods OJSC

Position: Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Elena V. Gorshechnikova

Year of birth: 1966

Education: higher

Positions over past 5 years:

1997 - 2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002 - 2002

Enterprise: TsMK OAO

Position: Deputy Director of the Internal Control Department

2003 - Present

Enterprise: WBD Foods OJSC

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Natalia V. Romanova

Year of birth: 1962

Education: higher

Positions over past 5 years:

1995-1999

Enterprise: Moscow State Industrial University of the State Committee for Higher Education of the Russian Federation

Position: senior instructor

1999-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Managerial Accounting and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: financial and business analyst, Internal Control Department

2003-Present

Enterprise: WBD Foods OJSC

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Elena V. Smirnova

Year of birth: 1967

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: LMK PJSC

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods OJSC

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Natalia N. Kolesnikova

Year of birth: 1973

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2001-2002

Enterprise: TsMK OAO

Position: financial and business analyst, Internal Control Department, economist, analyst, General Department (part-time)

2003-Present

Enterprise: WBD Foods OJSC

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Marina A. Naumova

Year of birth: 1977

Education: higher

Positions over past 5 years:

2000-2002

Enterprise: PTG WBD ZAO

Position:  economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: LMK PJSC

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods OJSC

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

5.6. Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business operations

The amount of remunerations to be paid to Internal Audit Committee members for the 2004 financial year was not determined by the Issuer’s General shareholder’s meeting and therefore the remuneration wasn’t paid to these persons for performance of their functions of Internal Audit Committee members.

Total size of remuneration paid to the Issuer’s Auditor (CJSC “BDO Unikon Ruf”)  within 2004 financial year amounted to RUR 587 375.06.

Total size of remuneration paid to the current Issuer’s Auditor (CJSC Ernst and Young Vneshaudit), appointed by the Issuer’s General shareholders’ meeting on June 22, 2004, within 2004 financial year amounted to RUR 0.

5.7. Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)

Indicator	1 quarter 2005	2004	2003	2002	2001
The average number of the employees on the Issuer’s payroll	317	311	310	7	2
Allocations for remunerations, RUR	93 267 775.49	310 289 686,98	236 972 543.47	10 939 217.53	101 575.00
Allocations for social security payments, RUR	16 369 965.63	32 628 780,34	29 628 754,92	1 190 121,01	36 160,70
Total expenditures, RUR	109 637 41.12	342 918 467,32	266 601 298,39	12 129 338,54	137 735,70

Information on age and educational background of the Issuer’s staff

Indicator	1 quarter 2005	2004	2003	2002	2001
Staff (employees) under 25, %	11.7	10.56	13	0	0
Staff (employees) above 25 and under 35, %	58.7	60.40	51	42,9	100
Staff (employees) above 35 and under 55, %	24	25.41	33	57,1	0
Staff (employees) above 55, %	5.7	4.95	3	0	0
Total:	100	100	100	100	100
among them those, who finished secondary (high) and/or senior schools, %	3,8	3.5	14	28.6	100
those, who finished primary and/or vocational schools, %	13.9	14.5	3	0	0
those, who have university degrees, %	68.1	69.2	67	71.4	0
those, who completed postgraduate courses, %	14.2	12.8	16	0	0

5.8. Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)

There are no obligations and agreements of the kind.

There are no data to testify to the fact that the Issuer’s staff were provided or may be provided with the Issuer’s options.

VI. Data on Issue’s shareholders and on the interested party transactions been made.

6.1. Data on the amount of Issue’s participants/shareholders

Total number of persons, being registered in the share register as of the last date of the reporting quarter: 17

Total number of nominee holders: 9

6.2. Shareholders (participants), owning not less than 5% of Issuer’s charter capital and/or not less than 5% of it’s outstanding ordinary shares and data on shareholders (members) owning not less than 20% of charter capital and/ or 20% of total amount of outstanding ordinary shares of such Issue’s shareholders.

Name: Deutsche Bank Trust Company Americas

Location: 60 Wall street, New York, NY 10005

Share of the Issuer’s charter capital: 39.99%

Share of Issuer’s ordinary shares owned: 39.99%

The aforementioned equity stake is registered in the Register of Shareholders in the name of the following nominee holder.

Name: Limited Liability Company “Deutsche Bank”

Location: 129090 Moscow, ul. Schepkina, 4

Shareholders (participants) owning not less than 20% of the Issuer’s shareholder’s charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholder:

No data available

Yushvaev, Gavril Abramovich

Share of the Issuer’s charter capital: 16.57%

Share of the Issuer’s ordinary shares held: 16.57%

Plastinin, Sergey Arkadievich

Share of the Issuer’s charter capital: 9.30%

Share of the Issuer’s ordinary shares held: 9.30%

Iakobachvili, David

Share of the Issuer’s charter capital: 7.76%

Share of the Issuer’s ordinary shares held: 7.76%

Dubinin, Mikhail Vladimirovich

Share of the Issuer’s charter capital: 5.71%

Share of the Issuer’s ordinary shares held: 5.71%

Name: Depositary Clearing Company CJSC (nominee holder)

Location: Russia, 125047, Moscow, ul. 1 Tverskaya -Yamskaya, d.13

Percent of Issuer’s charter capital held: 11.97%

Percent of Issuer’s ordinary shares owned: 11.97%

Shareholders (members) holding at least 20% of the Issuer’s shareholder (member) charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholder:

No data available

6.3. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital belonging to the State (Municipal Formation):

None

Share of Issuer’s Stock Belonging to the State (Municipal Formation):

None

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to participate in the Issuer’s Management (“golden share”):

Not provided for

6.4. Data on the restrictions on participation in the Issuer’s charter capital.

No restrictions.

6.5. Information on changes in the composition and participation shares of the Issuer’s shareholders (participants) that possess at least 5% of the Issuer’s authorized stock (share fund) or at least 5% of the Issuer’s common stock

The meeting was held on September 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on August 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17.13%

Orlov, Alexander Sergeevich – 9.68%

Plastinin, Sergey Arkadievich – 17.13%

Timohins Alexanders – 9.79%

Yushvaev, Gavril Abramovich: 26.48%

Iakobachvili, David – 8.89%

The meeting was held on December 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on November 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17.13%

Orlov, Alexander Sergeevich – 9.68%

Plastinin, Sergey Arkadievich – 17.13%

Timohins Alexanders – 9.79%

Yushvaev, Gavril Abramovich: 26.48%

Iakobachvili, David – 8.89%

The meeting was held on January 14, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on January 03, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17.13%

Orlov, Alexander Sergeevich – 9.68%

Plastinin, Sergey Arkadievich – 17.13%

Timohins Alexanders – 9.79%

Yushvaev, Gavril Abramovich: 26.48%

Iakobachvili, David – 8.89%

The meeting was held on May 31, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below the shares in the Issuer’s charter capital are specified according to Issuer’s constitutive documents; the share of the ordinary shares shall be equivalent to the share of the common outstanding stock that belongs to the persons):

Deutsche Bank Trust Company Americas

Share of this legal entity in the Issuer’s charter capital– 0%

Share of the Issuer’s common stock owned by this entity – 27.76%

Dubinin, Mikhail Vladimirovich

Share of this person in the Issuer’s charter capital– 15.29%

Share of the Issuer’s common stock owned by this person – 12.16%

Orlov, Alexander Sergeevich

Share of this person in the Issuer’s charter capital– 8.64%

Share of the Issuer’s common stock owned by this person - 6.87%

Plastinin, Sergey Arkadievich

Share of this person in the Issuer’s charter capital– 15.29%

Share of the Issuer’s common stock owned by this person – 12.16%

Timohins Alexanders

Share of this person in the Issuer’s charter capital– 8.74%

Share of the Issuer’s common stock owned by this person – 6.95%

Yushvaev, Gavril Abramovich:

Share of this person in the Issuer’s charter capital– 23.64%

Share of the Issuer’s common stock owned by this person – 18.8%

Iakobachvili, David

Share of this person in the Issuer’s charter capital– 8.05%

Share of the Issuer’s common stock owned by this person – 6.41%

The meeting was held on December 03, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 18, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 27.65%

Dubinin, Mikhail Vladimirovich – 12.16%

Orlov, Alexander Sergeevich – 6.87%

Plastinin, Sergey Arkadievich – 12.16%

Timohins Alexanders – 6.95%

Yushvaev, Gavril Abramovich: 18.8%

Iakobachvili, David – 6.41%

The meeting was held on January 31, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on December 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 28.29%

Dubinin, Mikhail Vladimirovich – 12.16%

Orlov, Alexander Sergeevich – 6.87%

Plastinin, Sergey Arkadievich – 12.16%

Timohins Alexanders – 6.95%

Yushvaev, Gavril Abramovich: 18.8%

Iakobachvili, David – 6.41%

The meeting was held on April 24, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on March 23, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 28.24%

Yushvaev, Gavril Abramovich: 18.8%

Dubinin, Mikhail Vladimirovich – 12.16%

Plastinin, Sergey Arkadievich – 12.16%

United Burlington Investments Limited, a private company limited by shares – 6.95%

Orlov, Alexander Sergeevich – 6.87%

Iakobachvili, David – 6.41%

The meeting was held on June 18, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 30, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 28.20%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 10.16%

United Burlington Investments Limited, a private company limited by shares – 6.95%

Iakobachvili, David – 6.41%

Orlov, Alexander Sergeevich – 6.22%

The meeting was held on March 24, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on February 20, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 7.19%

United Burlington Investments Limited, a private company limited by shares – 5.29%

Orlov, Alexander Sergeevich – 5.22%

The meeting was held on May 12, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 06, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 9.465%

I.M. ARTEKS HOLDINGS LIMITED LLC – 5,29%

The meeting was held on June 22, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on May 05, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 9.465%

I.M. ARTEKS HOLDINGS LIMITED LLC – 5.29%

The meeting was held on September 10, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on July 09, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 40%

Yushvaev, Gavril Abramovich: 16.57%

Plastinin, Sergey Arkadievich – 10.72%

Dubinin, Mikhail Vladimirovich – 6.02%

Iakobachvili, David – 7.76%

The meeting was held on December 10, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on October 22, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 39.98%

Yushvaev, Gavril Abramovich – 16.57%

Plastinin, Sergey Arkadievich – 10.72%

Dubinin, Mikhail Vladimirovich – 6.02%

Iakobachvili, David – 7.76%

6.6. Information on the transactions the Issuer effected and had an interest in

The total amount of transactions with interested parties approved by the General shareholders’ meeting during the reporting quarter amounts to: RUR 0.

The total amount of transactions with interested parties approved by the Board of Directors during the reporting quarter comprises the following amounts:

•                  Amount of the Surety Agreement in the sum of Euro 92 217.

•                  Total Amount of the 7 revolving loan agreements concluded: RUR 629 410 000 (including amount of interest accrued thereon).

•                  The Issuer approved a license agreement, with the monthly amount (fee) determined in accordance with the following procedure: from 0.01% to 10% (excluding VAT) of proceeds from the sale of products, but at least 120 rubles (including VAT) for using of each of 7 trademarks.

Transactions (groups of related transactions) in the accounting quarter, which exceed 5% of the book value of the Issuer’s assets determined according to its accounting reporting as per the last accounting date before date the transaction was effected:

•                  Such transactions were not effected in the accounting quarter.

Transactions (groups of related transactions), which the Issuer had an interest in and which were not approved by the Board of Directors (Supervisory Board) or the general meeting of the Issuer’s shareholders (participants), when such approval is required according to the legislation of the Russian Federation:

•                  Such transactions were not effected in the accounting quarter.

6.7. Information on Accounts Receivable

The data is not provided in the reporting period.

VII. Issuer’s financial statements and other financial data.

7.1. Annual financial statements of the Issuer

See Attachment 1 (Forms 1,2,3,4,5); Explanatory Note; Auditor report.

WIMM-BILL-DANN FOODS OJSC

EXPLANATORY NOTE

to Y2004 Balance Sheet

CONTENT

1.	COMPANY OPERATIONS (unaudited)
2.	COMPANY 2004 OPERATIONS SUMMARY PROFILE (unaudited)
3.	BALANCE SHEET STRUCTURE ANALYSIS AND ASSESSMENT (unaudited)
4.	SUMMARY DESCRIPTION OF KEY ACCOUNTING POLICIES
5.	CHANGES IN OPENING BALANCE AS OF JANUARY 1, 2004
6.	fixed assets
7.	INTANGIBLE ASSETS
8.	LONG-TERM FINANCIAL INVESTMENTS
9.	SHORT-TERM FINANCIAL INVESTMENTS
10.	ACCOUNTS RECEIVABLE
11.	CHARTER CAPITAL
12.	accounts PAYABLE
13.	LOANS AND BORROWINGS
14.	COMPANY EXPENses AND income DISCLOSURE
15.	OTHER income AND EXPENSES
16.	NON-Operating income and expenses
17.	EXTRAORDINARY income and expenses
18.	DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES
19.	EARNINGS PER SHARE
20.	DISCONTINUED OPERATIONS
21.	AFFILIATED PARTIES
22.	ASSETS Pledged as collateral for liabilities and payments
23.	EVENTS THAT OCCURRED AFTER December 31, 2004
24.	BUSINESS CONTINGENCIES
25.	IMPLEMENTATION OF RESOLUTIONS APPROVED ON THE BASIS OF REVIEW OF ACCOUNTING STATEMENTS FOR 2003

EXPLANATORY NOTE TO WIMM-BILL-DANN FOODS OJSC Y2004 FINANCIAL STATEMENTS

These Notes are an integral part of Y2004 annual financial statements of Wimm-Bill-Dann Foods OJSC (the “Company”) prepared in accordance with the laws applicable in the Russian Federation.

COMPANY OPERATIONS

(unaudited)

The Company was incorporated on May 31, 2001.

The Company is registered at the following address: 109028, Moscow, Yauzsky Boulevard, 16/15, Room 306.

Company physical address: 109028, Moscow, Yauzsky Boulevard, 16/15, Room 306.

INN (taxpayer identification number) 7709342399 / KPP (tax registration code) 770901001.

Company state registration details:

(State registration date and number) R-15968.16 dt. May 31, 2001

(Registration number, registrar) OGRN (primary state registration number) 1037700236738 dated February 19, 2003

The Company conducts the following types of operations:

•                  Provision of services under trademark licensing agreements

•                  Consulting services

•                  Other services

The Company is not a holder of any licenses.

Average number of Company staff in 2004: 303 persons.

Below follows the entire list of the Company Board of Directors:

Name	Position
David Iakobachvili	Chairman
Orlov, Alexander Sergeevich	Member
Plastinin, Sergei Arkadievich	Member
Dubinin, Mikhail Vladimirovich	Member
Scherbak, Vladimir Nikolaevich	Member
Tutelyan, Victor Alexandrovich	Member
Yasin, Eugeny Grigorievich	Member
Guy de Selliers	Member
Michael A. O’Neill	Member
Ernest Linwood Tipton	Member

Total compensation paid to Board members in fiscal 2004 amounted to: 25,869 thousand rubles (net of individual income tax).

Below follows the entire list of the Company Management Board:

1)                            Plastinin, Sergei Arkadievich - CEO

2)                            Giuffredi, Francesco

3)                            Ioffe, Yakov Zelikovich

4)                            Kagan, Marina Gennadyevna

5)                            Malyutin, Alexader Yevgenyevich

6)                            Preobrazhensky, Vladimir Vladimirovich

7)                            Yadegardjam Djamshid

Total compensation paid to Executive Team (Management Board) members in fiscal 2004 amounted to: 36,772 thousand rubles (net of individual income tax).

The financial statements included herein do not present the consolidated statements of the Company, prepared in accordance with Order #112 dated December 30, 1996 “On recommendations of methodology on preparation and submission of consolidated financial statements” of the Ministry of Finance of the Russian Federation.

The Company prepares consolidated annual financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Factors Affecting Company Financial Position

Economic and political environment the Company operates in

The Russian economy, though considered a market economy, continues to show particular features more characteristic of economy in transition. Among these transition economy characteristics are relatively high inflation levels, foreign exchange controls and regulations preventing national currency from becoming international liquid payment instrument, and others.

Stability of the Russian economy largely depends on government policy and actions aimed at governance, legal, and economic reform.

TAXATION

The Russian tax, exchange and customs legislation allows various interpretations and is liable to frequent changes and adjustments. The interpretation of this legislation by the Company’s management, as applied to the Company’s operations, may be challenged by relevant regional or federal authorities. Recent events occurred in the Russian Federation point at the fact that the tax authorities may pursue a more rigid position in respect of legislation interpretation and tax audit. As a consequence, the tax authorities may file claims relating to transactions and accounting methods that have not been claimed by them before. As a result, significant additional taxes, fines and penalty charges may be accrued. The assessment of claim amounts on possible but not yet brought actions, as well as the assessment of unfavorable outcome do not seem possible. Tax audits may cover three calendar operating years directly preceding the audit year. Under certain conditions even earlier periods may be audited.

In accordance with the management’s opinion, as of December 31, 2004, the corresponding provisions of the legislation are interpreted by the management correctly, and the probability of the Company’s position in connection with the tax, exchange and customs legislation not changing is high.

COMPANY 2004 OPERATIONS SUMMARY PROFILE

(unaudited)

As of December 31, 2004, the Company (directly or indirectly) owned controlling interests in 25 manufacturing facilities in 21 locations in Russia and the CIS, as well as distribution centers in 26 cities in Russia and abroad (“affiliates”). WBD Foods has a strong and diversified brand portfolio with over 1100 types of dairy products, over 150 types of juice, nectars and still drinks and a mineral water brand.

In 2004, the Company rendered to its affiliates comprehensive management consulting services, RAT and LIASOFT automated data management system installation, implementation and support services; the Company further issued licenses for the use of its trademarks through licensing agreements entered in Russia and other CIS countries: Kyrgyzstan and Ukraine. The Company also granted loans to its affiliates. The Company reports significant revenue growth per Y2004 results primarily driven by business and customer base expansion.

BALANCE SHEET STRUCTURE ANALYSIS AND ASSESSMENT

(unaudited)

As of December 31, 2004, the Company’s balance sheet structure is characterized as follows:

Throughout 2004, WBD Foods remained financially stable, performed its debt obligations as they became due, and never permitted overdue wage liabilities.

The following financial parameters are indicative of the Company financial position per 2004 results:

No.	Financial parameter	2004	2003
1	Cash ratio	36.86	4.12
2	Acid test ratio	2.59	3.19
3	Current ratio	39.45	7.31
4	Capital ratio	0.16	-3.94
5	Financial autonomy ratio	0.52	0.5
6	Financial autonomy ratio as regards reserves and costs	110.11	156.96

Computations:

1.                             Cash ratio = (Line 250 + Line 260 Sect. 2 Form 1) / (Line 610 + Line 620 + Line 630 + Line 650 + Line 660 Sect. 5 Form 1)

2.                             Acid test ratio = Line 240 Sect. 2 Form 1) / (Line 610 + Line 620 + Line 630 + Line 650 + Line 660 Sect. 5 Form 1)

3.                             Current ratio = (Line 240 + Line 250 + Line 260 Sect. 2 Form 1) / (Line 610 + Line 620 + Line 630 + Line 650 + Line 660 Sect. 5 Form 1)

4.                             Capital ratio = (Line 490 – Line 190 Form 1) / (Line 290 + Line 465 + Line 475 Form 1)

5.                             Financial autonomy ratio = (Line 490 + Line 650) / Line 700 Form 1

6.                             Financial autonomy ratio as regards reserves and costs = (Line 490 + Line 650) / (Line 210 + Line 220 Form 1)

These parameters, if viewed in relation to each other, show that the risk of the Company defaulting on its debt obligations is low.

SUMMARY DESCRIPTION OF KEY ACCOUNTING POLICIES

Key approaches to annual financial statements preparation

The Company keeps its accounts in accordance with Federal Law No. 129-FZ dated November 21, 1996 “On Accounting” (as amended on March 28, 2002) and “Regulations of Accounting and Reporting in the Russian Federation” approved by Order of the Russian Ministry of Finance No. 34n dated July 29, 1998 (as amended on March 24, 2000), and the applicable Accounting Regulations.

Financial investments

Financial investments are accounted for in accordance with Accounting Regulation (PBU) 19/02 approved by the Ministry of Finance Order No. 126n dated December 10, 2002.

Financial investments for which fair market values are obtainable are recognized as of the last date of the reporting period at fair market value obtained by adjustments to their valuations as of the preceding reporting date. The Company effects such adjustments on a quarterly basis.

Financial investments for which fair market values are not obtainable are recognized at historical cost without discounting.

The difference between the fair market value of financial investments obtained as of the reporting date and the preceding valuation of such financial investments is charged to financial results as part of operating revenue/expenses.

At retirement, the value of financial investments is obtained using the unit cost method of assessment.

Fixed Assets

In 2004, the Company used the linear method to charge depreciation on its property, plant and equipment:

The table below presents useful lives of fixed assets taken as the basis for depreciation charges:

Description	Useful lives (in months)
2) Items with useful lives above 2 years and up to 3 years inclusive	25
3) Items with useful lives above 3 years and up to 5 years inclusive	37
4) Items with useful lives above 5 years and up to 7 years inclusive	61
5) Items with useful lives above 7 years and up to 10 years inclusive	85
6) Items with useful lives above 10 years and up to 15 years inclusive	121
8) Items with useful lives above 20 years and up to 25 years inclusive	241

Changes in historical cost of fixed assets at which they are carried in the Company accounts are allowed if required to reflect extensions, upgrades, modernization, partial liquidation and revaluation of facilities.

The Company did not revalue its fixed assets.

Intangible Assets

Intangible assets are recognized at historical cost. The historical costs of commercially acquired intangible assets are determined as sums total of acquisition expenses effectively incurred, net of the value-added tax and other recoverable taxes (except as otherwise provided for by the Russian laws). Upon initial recognition, intangible assets are carried at actual acquisition cost less accumulated depreciation.

Intangible assets are amortized using the linear method.

Amortization charges in respect of intangible assets are recognized in the same reporting period to which they relate and are accrued regardless of the Company’s operating results in that reporting period.

The following method is used for the recognition of amortization charges: accumulation of appropriate amounts on a dedicated account.

Useful lives of intangible assets for amortization purposes:

	Useful lives (in years)
Description	from (min)	to (max)
Exclusive trademark rights	7	15
Exclusive rights to automated data management systems	3	10
Other	20	20

Inventories

Inventories are carried at effective acquisition cost.

Upon release into production or other retirement of inventories, they are valued at average cost for each category.

Accounts Receivable

No bad debt provision was built by the Company in 2004, as, according to the Company’s management evaluation based on economic agreements analysis, all debts are recoverable.

Income

Revenues are recognized as monetary equivalents of cash/non-cash receipts and/or accounts receivable (subject to the provisions of Section 3 “Company Revenues” Accounting Regulation (PBU) 9/99 No. 32n (as amended on December 30, 1999 and March 30, 2001)). If the amount received represents only a portion of the proceeds due, the revenues are recognized for accounting purposes as a sum total of the amount received and the amount receivable (as related to the non-collected amount of revenue).

Revenues are only recognized by the Company if all of the following conditions are met (Section 12 PBU 9/99):

•                            the Company’s entitlement to such revenues follows from a particular agreement or is otherwise reliably confirmed;

•                            the amount of such revenues is identifiable;

•                            it appears as certain that a particular transaction will result in additional economic benefits;

•                            the ownership (possession, use and disposal of) the products (goods) has passed from the Company to the buyer or, alternatively, the work was accepted by the customer (transportation service provided);

•                            expenses incurred or likely to be incurred in connection with such transaction are identifiable.

For taxation purposes, revenues are recognized (upon shipment).

Expenses

Expenses are recognized for the reporting period during which they were incurred regardless of the time of actual cash/non-cash settlements.

Property Valuation Methods

Property and obligations are valued to enable recognition of their monetary equivalents in the accounts and financial statements.

Commercially acquired property is valued by summing up the expenses effectively incurred in connection with such purchase; property acquired free of charge is valued at its fair market value as of the recognition date; property manufactured internally by the Company is valued at the cost of such manufacturing.

Depreciation of property, plant and equipment and amortization of intangible assets is charged regardless of the Company’s operating results in the reporting period.

Other valuation methods, including valuation by provisioning, are allowed in circumstances provided for by the laws of the Russian Federation and documents issued by authorities responsible for regulation in the accounting area.

The Company’s foreign currency accounts and foreign currency-denominated transactions are recognized in Rubles, for which purposes foreign currencies are translated at the exchange rate of the Central Bank of the Russian Federation as of the transaction date.

Accounting for foreign currency-denominated assets and liabilities

Foreign currency-denominated assets and liabilities are accounted for in accordance with Accounting Regulation (PBU) 3/2000 “Accounting for foreign currency-denominated assets and liabilities”.

Currency translation differences are recognized in the accounts and presented in the financial statements for the reporting period during which the payment obligation date relates or in respect of which the financial statements are prepared.

Currency translation differences are charged to the Company’s financial results as non-operating income or non-operating expenses.

Currency translation differences are charged to the Company’s financial results immediately upon recognition.

Foreign currency-denominated business transactions effected in 2004 were recognized at the official rate of the respective foreign currency to Ruble that prevailed on the transaction date. Cash on foreign currency bank accounts and in hand, short-term financial investments and cash blocked for foreign currency-denominated settlements are recognized in amounts computed on the basis of official foreign currency rates that prevailed as of December 31, 2004.

Applicable exchange rates as of that date were as follows: 27.7487 rubles to 1 US dollar; 37.8104 rubles to 1 euro. Currency translation differences occurring during the year in transactions involving foreign currency-denominated assets and liabilities, and upon translation of relevant amounts as of the reporting date, are charged to Balance Sheet Acct. 91 “Other Revenues and Expenses”.

Future Expenses

Expenses incurred by the Company in the reporting period in respect of future reporting periods are recognized separately as expenses and are written off systematically over the period to which they relate.

CHANGES IN OPENING BALANCE AS OF JANUARY 1, 2004

As of January 1, 2004, the following lines of opening balance were reclassified:

Dr Line 510 “Loans and borrowings” Section IV “Long-Term Liabilities” Cr Line 61 “Loans and borrowings” Section V “Short-Term Liabilities”, Rubles 80,131thousand representing interest accrued on long-term loans and repayable within less than 1 year.

Justification: Accounting Regulation (PBU) “Accounting for Loans and Loan Servicing Costs” No. 15/01, approved by Order of the Ministry of Finance No. 60n dated August 02, 2001.

Dr Line 470 “Retained earnings (loss)” Cr Line 430 “Reserve Capital”, 4,713 thousand rubles, a reserve fund allocation.

Justification: Minutes No. 22-06 of Wimm-Bill-Dann Foods OJSC General Shareholders’ Meeting dated June 29, 2004.

Dr Line 470 “Retained earnings (loss)” Cr Line 650 “Reserves for future expenses”, 1,069 thousand rubles, allocation to annual leave compensations provision.

Justification: PBU (Accounting Regulation) 1/98 Section 21, approved by Order of the Ministry of Finance No. 60n dated December 9, 1998.

FIXED ASSETS

The following table presents flows of basic fixed assets categories during the reporting year (acquisitions, retirements, etc.) and changes in fixed assets values at which they are carried in the Company’s accounts (extensions, upgrades, modernization, partial liquidation and revaluation of facilities) (thousand rubles):

Description	Balance at beginning of reporting year	Received	Disposed	Value appreciations caused by extensions, upgrades, modernization	Balance at end of reporting period
Machinery and equipment	19,531	4,430	30	3,379	27,310
Production and household implements	4,211	2,882	296	—	6,797
Total	23,742	7,312	326	3,379	34,107

The following table presents fixed assets accrued depreciation changes in the reporting year:

Description	At start of reporting year	Fixed assets depreciation charges in 2004	Depreciation written off on fixed assets retired in reporting year	At end of reporting period
Machinery, equipment, transport vehicles	2,431	7,499	3	9,927
Other	558	1,475	55	1,978
Total	2,989	8,974	58	11,905

Details of fixed assets made available or received on a lease basis and recorded on off-balance sheet accounts are given below:

Description	At start of reporting year	Received	Disposed	Balance at end of reporting period
Received leased property - total	279,733	2,361		282,094
Subleased		781		781

INTANGIBLE ASSETS

The table below presents intangible assets flows over the reporting period (data in thousand rubles):

Description	Balance at beginning of reporting year	Received	Disposed	Balance at end of reporting period
An owner to a trademark and a service mark, the name of the place of origin of goods	9,268	7,276		16,544
A beneficiary to computer software programs, databases	14,427			14,427
Other	759	26		785
Total	24,454	7,302		31,756

The following table presents changes in intangible assets amortization (data in thousand rubles):

Description	At beginning of reporting year	2004 amortization charges on intangible assets acquired before 2004	Accrued amortization charges on intangible assets acquired in 2004	At end of reporting period
Trademarks	732	1,112	406	2,250
Automated programs	1,869	5,014		6,883
Other	13	38	2	53
Total	2,614	6,164	408	9,186

LONG-TERM FINANCIAL INVESTMENTS

As of December 31, 2004, the long-term financial investment portfolio contained the following items (data in thousand rubles):

Description	At beginning of reporting year	Received	Disposed	At end of reporting period
Contributions to charter (pooled) capital of other entities (including subsidiaries and associations) and securities of other entities	2,974,454	980,246		3,954,700
Debt securities		3,609,685	2,909,685	700,000
Loans granted	8,006,315	6,475,980	13,999,491	482,804
Total	10,980,769	11,065,911	16,909,176	5,137,504

Long-term financial investments (shares) as of December 31, 2004

The following table presents the list of affiliated companies the shares of which are directly owned by the Company (data in thousand rubles):

	BALANCE AS OF 31.12.2004
Issuer	Thousand rubles	Amount of securities	Type of securities	Share in Charter Capital,%
1	3	4	5	6
Bishkeksut OJSC	32,007	1,166,480	Shares	39.66
Kharkov Dairy Plant OJSC	153,104	1,485,597	Shares	0.10
Karasuk Milk SCJSC	4,408	350,437	Shares	37.97
Gulkevichi Butter Plant CJSC	9,266	1,574	Shares	52.24
Dariya CJSC	4,762	5,116	Shares	98.84
Rodnik Production and Analytical Group CJSC	346,108	20,000	Shares	100.00
Wimm-Bill-Dann TC (WBD TC) CJSC	240,206	985	Shares	83.19
Buryn Powder Milk Plant OJSC	54,825	13,038,478	Shares	76.00
Vladivostok Dairy Plant OJSC	31,119	670,995	Shares	97.44
Baby Food Dairy Plant OJSC	157,416	4,666	Shares	25.10
Lianozovo Dairy Plant (LMK) OJSC	997,379	203,048	Shares	98.02
Nizhny Novgorod Dairy Plant OJSC	9,417	232,500	Shares	44.59
Dairy Plant OJSC (Timashevsk)	406,891	1,254,392	Shares	70.47
Baltic Milk Dairy Plant OJSC	367,262	2,500,000	Shares	100.00
Tuimazy Dairy Plant OJSC	47,445	40,067,779	Shares	85.00
Ufamolagroprom OJSC	96,062	29,563,200	Shares	47.70
Tsaritsino Dairy Plant (TsMK) OJSC	338,952	29,415	Shares	34.95
Anna Dairy Plant LLC	70,015		Investment in Charter Capital	78.56
Wimm-Bill-Dann Mineral Water LLC	10		Investment in Charter Capital	100.00
Wimm-Bill-Dann Toshkent PE LLC	4,278		Investment in Charter Capital	100.00
Wimm-Bill-Dann Toshkent PE LLC	89		Registration related expenses
Kiev City Dairy Plant No. 3 OJSC	276,487	206,355,896	Shares	94.88
Rodniki Valdaya LLC	300,269		Investment in Charter Capital	100.00
Toshkent Sut OJSC	6,923	88,961	Shares	76.98
Total	3,954,700	297,039,519

The following table presents the list of long-term debt securities (data in thousand rubles):

Long-term financial investments (debt securities)

Issuer	Balance at beginning of reporting year	Received	Disposed	Balance at end of reporting period	Interest rate, %	Maturity date
Rubtsovsk Dairy Plant CJSC		237,103	237,103
FruktoPak CJSC		796,859	96,859	700,000	9.5	31.12.2006
Lianozovo Dairy Plant OJSC		1,981,426	1,981,426
Baltic Milk Dairy Plant OJSC		289,415	289,415
Rodniki Valdaya LLC		304,882	304,882
Total		3,609,685	2,909,685	700,000

The following table presents the list of long-term loans granted (data in thousand rubles):

Long-term financial investments (loans granted)

Borrower	Loan outstanding as of 31.12.2004	Interest rate, %	Maturity date
Wimm-Bill-Dann TC CJSC	49,370	9.5	31.12.2006
FruktoPak CJSC	15,256	9.5	31.12.2006
Ramensk Dairy Plant OJSC	418,178	9.5	31.12.2006
Total	482,804

SHORT-TERM FINANCIAL INVESTMENTS

As of December 31, 2004, the short-term financial investment portfolio contained the following items (data in thousand rubles):

Description	At beginning of reporting year	Received	Disposed	At end of reporting period
Loans granted	0	5,588	5,588	0
Deposit	0	1,488,504	1,488,504	0
Debt securities	30,382	5,704	36,086	0
Total	30,382	1,499,796	1,530,178	0

Long-term financial investments (short-term portion)

As of December 31, 2004, the long-term financial investment (short-term portion) portfolio contained the following items (data in thousand rubles):

Description	At beginning of reporting year	Received	Disposed	At end of reporting period
Loans granted	0	3,887,741	0	3,887,741
Debt securities	0	2,332,826	0	2,332,826
Total investments	0	6,220,567	0	6,220,567

Loans granted (long-term financial investment, short-term portion)

As of December 31, 2004, the loans granted included the following  (data in thousand rubles):

Borrower	Loan outstanding as of 31.12.2004	Interest rate, %	Maturity date
Rubtsovsk Dairy Plant CJSC	70,016	9.5	31.12.05
Wimm-Bill-Dann TC CJSC	932,792	9.5	31.12.05
Lianozovo Dairy Plant OJSC	65,784	9.5	31.12.05
Baltic Milk Dairy Plant OJSC	144,368	9.5	31.12.05
Dairy Plant OJSC (Timashevsk)	693,555	9.5	31.12.05
Novokuibyshevskmoloko OJSC	18,353	9.5	31.12.05
Siberian Milk OJSC	649,172	9.5	31.12.05
Ufamolagroprom OJSC	8,843	9.5	31.12.05
Tsaritsino Dairy Plant OJSC	1,162,625	9.5	31.12.05
Rodniki Valdaya LLC	142,233	9.5	31.12.05
Total	3,887,741

Debt securities (long-term financial investment, short-term portion), data in thousand rubles:

Issuer	Received	Balance as of 31.12.2004	Interest rate, %	Maturity date
Rubtsovsk Dairy Plant CJSC	237,103	237,103	9.5	31.12.05
Lianozovo Dairy Plant OJSC	1,501,426	1,501,426	9.5	31.12.05
Baltic Milk Dairy Plant OJSC	289,415	289,415	9.5	31.12.05
Rodniki Valdaya LLC	304,882	304,882	9.5	31.12.05
Total	2,332,826	2,332,826

ACCOUNTS RECEIVABLE

As of December 31, 2004, the Company’s accounts receivable structure was as follows (data in thousand rubles):

	At end of reporting period		At start of reporting year
Accounts receivable	Maturing in less than 12 months	Maturing in more than 12 months	Maturing in less than 12 months	Maturing in more than 12 months
Trade receivables, including:
Kiev City Dairy Plant No3 OJSC	9,466		1,654
Lianozovo Dairy Plant OJSC	12,926		34,250
Baltic Milk Dairy Plant OJSC	18,796		5,736
Dairy Plant OJSC (Timashevsk)	4,902		2,838
Siberian Milk OJSC	3,374		5,857
Tsaritsino Dairy Plant OJSC	9,246		16,165
Other	40,553		63,591
Total	99,263	0	130,091	0
Advances paid, including:
LANIT CJSC	5,203		2,822
Forum Information Center LLC	4,000
Zavidovo Leisure Center, branch of Main Administration for Service to the Diplomatic Corps (GlavUpDK), Russian Ministry of Foreign Affairs	3,833
Other	13,630		265,965
Total	26,666	0	268,787	0

	At end of reporting period		At start of reporting year
Accounts receivable	Maturing in less than 12 months	Maturing in more than 12 months	Maturing in less than 12 months	Maturing in more than 12 months
Settlements on proceeds from financial investments to be received, including:
Rubtsovsk Dairy Plant CJSC	18,998		11,982
Wimm-Bill-Dann TC CJSC	8,983		0
FruktoPak CJSC	50,327		33,712
Lianozovo Dairy Plant OJSC	107,321		18,771
Baltic Milk Dairy Plant OJSC	25,258		9,956
Dairy Plant OJSC (Timashevsk)	5,029		6,436
Ramensk Dairy Plant OJSC	7,214		4,599
Siberian Milk OJSC	62,773		15,841
Tsaritsino Dairy Plant OJSC	11,523		10,925
Rodniki Valdaya LLC	22,834		1,342
Other	5,758		5,472
Total proceeds from financial investments	326,018		119,036
Other debtors	1,114		1,279
Total other accounts receivable	327,132	0	120,315	0

CHARTER CAPITAL

No changes to the Company charter capital occurred in the reporting period.

Details of shares issued and fully paid-up as of December 31, 2003:

Details of shares:

Issue number: 1

Type: common

Form of securities: registered, uncertificated

Face value per share of this issue: 20 rubles.

Total number of securities in this issue: 35,000,000

Total value of this issue: 700,000,000

Issue state registration details:

Registration date: 15.06.2001

Registration number: 1-01-06005-A

Registering authority: FCSM Russia, Regional Office for the Central Federal District

Issue number: 2

Type: common

Form of securities: registered, uncertificated

Face value per share of this issue: 20 rubles.

Total number of securities in this issue: 9,000,000

Total value of this issue: 180,000,000

Issue state registration details:

Registration date: 30.10.2001

Registration number: 1-01-06005-A

Registering authority: FCSM Russia

ACCOUNTS PAYABLE

As of December 31, 2004, accounts payable structure was as follows (data in thousand rubles):

Description	At end of reporting period	At start of reporting year
Trade accounts payable:
Lianozovo Dairy Plant OJSC	14,030	14,323
Other	6,845	24,996
Total payable to suppliers and contractors	20,875	39,319
Public non-budgetary fund liabilities	1,134	673
Advances received from third parties	197	0
Other accounts payable	248	207
Total

TAXES AND LEVIES PAYABLE

As of December 31, 2004, tax liabilities structure was as follows (data in thousand rubles):

Description	At end of reporting period	At start of reporting year
Profit tax	47,398	8,426
Value-added tax		14,219
Personal income tax	4,010	2,353
Property tax	139	413
Advertisement tax	247	532
Total	51,794	25,943

LOANS AND BORROWINGS

As of December 31, 2004, borrowings included the following (data in thousand rubles):

	Short-term loans and borrowings	Long-term loans and borrowings	Short-term loans and borrowings	Long-term loans and borrowings
	At end of reporting period		At start of reporting year
Bank loans (principal)	1,481	4,162,305	290	4,418,175
Bank loans (%)	39,311	0	0	41,727
Other borrowings (principal)		1,500,000	0	1,500,000
Other borrowings (%):	27,877	0	0	38,404
Total	68,669	5,662,305	290	5,998,306

Short-term loans and borrowings (principal)

As of December 31, 2004, short-term borrowings structure was as follows (data in thousand rubles):

Bank	Loans outstanding as of 31.12.2004
Raiffeisenbank CJSC	1,481

Long-term loans and borrowings

As of December 31, 2004, long-term loans and borrowings included the following (data in thousand rubles):

Bank	Loans outstanding as of 31.12.2004	Annual interest rate	Comments (loan currency and balance outstanding as of December 31, 2004 in foreign currency, types of collateral)
UBS AG LUXEMBORG SA	4,162,305	8.5%

US Dollars 150,000,000: principal.
US Dollars 1,416,666.67: accrued interest.
Collateral: Guarantee Agreement dt. 14 May 2003 between the Bank and LMK OJSC, TsMK OJSC, WBD TC CJSC. Agreement of Accession dt. January 23, 2004: Neva, Urals, Don, Krasnodar Dairy Trading Houses, Lianozovo-Samara LLC, Roska OJSC took over as new guarantors of the Company’s obligations under the Loan Agreement.

Bond issue by way of bonded loan Placement arranger: Troika-Dialog Investment Company. Payment agent: International Moscow bank	1,500,000	Last coupon period: 8.48%	Suretyship Agreement No. 24/VF dt. January 23, 2003
Total	5,662,305

Long-term loans and borrowings (current portion)

Bank	Interest accrued as of 31.12.2004	Comments
UBS AG LUXEMBORG SA	39,311	US Dollars	1,416,666.67
Bond issue by way of bonded loan Placement arranger: Troika-Dialog Investment Company. Payment agent: International Moscow bank	27,877
Total	67,188

COMPANY EXPENSES AND INCOME DISCLOSURE

Below follows a presentation of revenues (net) of sales of products, works and services (net of VAT, excise duties and similar obligatory charges), cost of goods sold, works and services, as well as of commercial and administration expenses (data in thousand rubles):

Type of operations	Revenue (net of VAT, excise duties and similar obligatory charges)	Cost of sales	Gross profit
Provision of services under trademark licensing agreements	410,693	164	410,529
Consulting services	7,377	988	6,389
Software implementation services	5,841	4,524	1,317
Other services	1,787	627	1,160
Total	425,698	6,303	419,395

During the reporting year, the Company did not engage in any sales of goods, works, services, under other than monetary settlement contracts.

Company revenues from operating and investing activities

Type of operations	Amount (excl. of VAT), in thousand rubles
Operating activities
Provision of services under trademark licensing agreements	410,693
Consulting services	7,377
Software implementation services	5,841
Other services	1,787
Total	425,698

Revenues earned in investing activities
% receivable on promissory notes	230,655
Bond coupons	1,036
% on loans granted	530,676
Revenues generated by holdings in other entities	491
Total	762,858

Below follows a presentation of operating expenses by types (Section 22 Accounting
Regulation (PBU) 10/99):

Type of expenses	2004	2003
Payroll	296,385	190,627
Deductions to meet social needs (UST + PF)	31,326	15,461
Depreciation and amortization	14,278	4,784
Other costs and expenses, including:	321,498	337,789
Leases	157,012	126,228
Audit services	19,637	25,772
Registrar services		1,372
Voluntary insurance	2,463	1,347
Information/Consulting services	12,645	68,737
Business travel	29,125	10,153
Staff training and skill development programs	2,095	829
Entertainment	4,504	2,122
Rating-related expenses	1,717
Corporate governance expenses	1,653
License agreement expenses	162	4,370
Statutory leave provisions	30,227	11,409
Advertising services	13,892	16,426
Office equipment maintenance /repairs	2,936	1,533
Current repairs	701	97
Bank services		2
Utility services		3
Notarial services	8	79
Press release circulation services		5,600
Personnel recruitment services	424	2,844
Custody services	27	26
Telecommunication services	7,484	4,915
Legal services	20,964	43,314
Software costs write-off	4,707
Other	9,115	10,611
Total expenses	663,487	548,661

OTHER INCOME AND EXPENSES

Other income/expenses earned/incurred in 2004, were as follows (data in thousand rubles):

Interest receivable	2004 income	2004 expenses
% on deposits	8,576
% on promissory notes	230,655
% on cash in custody	11,376
Coupon income on LMK bonds	1,036
% on loans granted	530,676
Total	782,319
Interest payable
% on loan		366,782
Coupon income payable on bonded loan		149,238
Total		516,020

Income from equity participation	491

Operating income and expenses
Foreign exchange gains / losses	59,875	59,648
Gains/losses in promissory note transactions (sales of securities not traded on the regulated market)	576,859	576,859
Redemption of LMK OJSC bonds (sales of securities traded on the regulated market)	35,241	35,241
Costs of business travel of employees in excess of rates		5,571
Other		8,590
Other operating income and expenses	671,975	685,909

NON-OPERATING INCOME AND EXPENSES

Non-operating income/expenses earned/incurred in 2004, were as follows (data in thousand rubles):

	2004 income	2004 expenses
Non-operating income and expenses	Line 120 Form 2	Line 130 Form 2
Currency translation differences	379,263	131,561
Transaction value differences	10,291	44,614
Directors and Officers Liability Insurance		17,394
Membership fees		3,090
Corporate securities acquisition costs		4,794
Conference (Intelcom)		5,914
Profit/loss of previous years	5,057	4,877
Other	572	12,131
Total non-operating income and expenses	395,183	234,375

EXTRAORDINARY INCOME AND EXPENSES

No extraordinary income / expenses were received / incurred in 2004.

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

As of January 1, 2004, total deferred tax asset amounted to 306 thousand rubles; total deferred tax liability amounted to 525 thousand rubles.

Contingent income for profit tax purposes amounted to 42,164 thousand rubles in the reporting period.

Permanent tax liability on sales expenses amounted to 2,133 thousand rubles.

Permanent tax liability on non-operating income and expenses amounted to -14,325 rubles.

Deferred tax assets originated in 2004 amounted to 18,091 thousand rubles.

Realized deferred tax assets amounted to 17,486 thousand rubles.

Deferred tax liability on 2004 expenses amounted to – 11 thousand rubles.

Realized 2004 deferred tax liability amounted to 453 thousand rubles.

Amount reported by the Company in Line 145 (F1) “Deferred tax asset” of 2004 financial statements: 911 thousand rubles. Amount reported by the Company in Line 515 “Deferred tax liability” of financial statements: 83 thousand rubles.

EARNINGS PER SHARE

The Company does not have any convertible securities outstanding or contracts as would require the issuer to sell common stock at a discount to market value; therefore, only basic earnings (loss) per share are reported.

In 2004, the Company’s earnings per share amounted to 2,689 rubles.

Basic earnings per share represent that portion of the reporting period’s earnings that potentially may be available for distribution to common stock holders. It is computed as a ratio of basic reporting year earnings to weighted average number of common stock shares outstanding during the reporting year. Basic earnings equal net profits of the reporting year.

The Company’s net (retained earnings) profit amounted to 117,253 thousand rubles in the reporting period. Net reporting year profit after adjustment of opening balance as of January 1, 2004 is reported at 118,322 thousand rubles on Form 2.

DISCONTINUED OPERATIONS

Wimm-Bill-Dann Foods OJSC does not intend to discontinue any of its current operations.

AFFILIATED PARTIES

Affiliated parties are legal entities, which are controlled (directly or via third organizations) or and/or at which an Organization exercises significant influence.

An organization controls the other organization in case when it administers more than 50% of voting shares of joint-stock company or charter (share) capital of limited liability company, or when it administers more than 20% of voting shares of joint-stock company or charter (share) capital of limited liability company and is in the position to determine decisions, accepted in these companies.

Below follow the settlements of 2004 between the Organization and its affiliates – subsidiary companies and some of Company’s shareholders.

Amounts inclusive of VAT

Affiliated party	Balance as of 01.01.04, in thousand rubles	Services provided, in thousand rubles	Services paid for, in thousand rubles	Balance as of 31.12.04, in thousand rubles	Service pricing basis
PROVISION OF SERVICES FOR SOFTWARE IMPLEMENTATION
Subsidiary enterprises	337	6,764	2,831	4,270	Fixed license fee. Installation/imple-mentation services are priced on hourly rates, total input in hours and number of experts involved
Agreement-Based Trademark Licensing Services
FruktoPak CJSC	2	6,737	6,703	36	Fixed fee per 1000 sold units
Vladivostok Dairy Plant OJSC	429	4,596	4,585	440	% of total sales
BABY MILK PRODUCTS PLANT OJSC	894	10,136	10,015	1,015	% of total sales
Kiev City Milk Plant No. 3 OJSC	1,384	7,440		8,824	% of total sales
Lianozovo Dairy Plant OJSC	34,160	179,225	201,926	11,459	% of total sales
Nizhny Novgorod Dairy Plant OJSC	1,735	8,188	8,268	1,655	% of total sales

Affiliated party	Balance as of 01.01.04, in thousand rubles	Services provided, in thousand rubles	Services paid for, in thousand rubles	Balance as of 31.12.04, in thousand rubles	Service pricing basis
Baltic Milk Dairy Plant OJSC	4,682	12,618		17,300	% of total sales
Dairy Plant OJSC (Timashevsk)	2,736	30,684	29,830	3,590	% of total sales
Ramensk Dairy Plant OJSC	7	41,253	17,622	23,638	Fixed fee per 1000 sold units
Siberian Milk OJSC	5,443	12,517	16,572	1,388	% of total sales
Ufamolagroprom OJSC	13,466	17,897	29,004	2,359	% of total sales
Tsaritsino Dairy Plant OJSC	16,075	88,849	95,784	9,140	% of total sales
Nectarine LLC	1,490	6,794	7,838	446	% of total sales
Fruktovye Reki LLC	21,356	53,205	71,672	2,889	Fixed fee per 1000 sold units
Other subsidiary companies	1,010	4,476	3,502	1,984	% of total sales
Total	104,869	484,615	503,321	86,163	% of total sales

Comprehensive management consulting services
Subsidiary companies	5,750	8,482	6,752	7,480	Fixed quarterly subscription fee. Consulting jobs are priced on the basis of supplementary agreements between parties.
Property Lease Services
Subsidiary companies		1202		1,202	Fixed monthly fee
Information/Consulting services
S.A. Plastinin	13,977	-456	13,521	0	Fixed fee
Subsidiary companies		25	25		Fixed fee
Total	13,977	-431	13,546	0

Suretyship

Affiliated party	Balance as of 01.01.04. in thousand rubles	Granted	Recovered	Balance as of 31.12.04. in thousand rubles
Kharkov Dairy Plant OJSC	76,330	1,740	78,070	0
BABY MILK PRODUCTS PLANT OJSC	0	26,141	6,535	19,606
Kiev City Milk Plant No. 3 OJSC	19,828	17,326	37,154	0
Lianozovo Dairy Plant OJSC	615,175	5,260	566,710	53,725
Dairy Plant OJSC (Timashevsk)	106,714	19,524	54,421	71,817
Siberian Milk OJSC	90,298	5,730	37,392	58,636
Tsaritsino Dairy Plant OJSC	37,472	967	32,027	6,412
TC WBD LLC	0	18,347	18,347	0
Total	945,816	95,035	830,656	210,195

Long-term financial investments (debt securities)

Affiliated party	Balance as of 01.01.2004. in thousand rubles	Acquisi-tions	Retirements	Balance as of 31.12.04. in. in thousand rubles
Rubtsovsk Dairy Plant CJSC		237,103	237,103
FruktoPak CJSC		796,859	96,859	700,000
Lianozovo Dairy Plant OJSC		1,981,426	1,981,426
Baltic Milk Dairy Plant OJSC		289,415	289,415
Rodniki Valdaya LLC		304,882	304,882
Total		3,609,685	2,909,685	700,000

Long-term financial investments (loans granted)

Affiliated party	Balance as of 01.01.2004. in thousand rubles	Loan granted	Loan recovered	Balance as of 31.12.04. in thousand rubles
Rubtsovsk Dairy Plant CJSC	196,499	128,936	325,435	0
Wimm-Bill-Dann TC CJSC	521,799	1,378,138	1,850,567	49,370
FruktoPak CJSC	857,739	51,542	894,025	15,256
Vladivostok Dairy Plant OJSC	7,472	3,056	10,528	0
Lianozovo Dairy Plant OJSC	2,025,184	1,282,949	3,308,133	0
Nizhny Novgorod Dairy Plant OJSC	41,302	114,472	155,774	0
Baltic Milk Dairy Plant OJSC	227,752	262,506	490,258	0
Dairy Plant OJSC (Timashevsk)	745,075	545,487	1,290,563	0
Novokuybyshevskmoloko OJSC	13,066	5,287	18,353	0
Ramensk Dairy Plant OJSC	407,440	504,746	494,008	418,178
Siberian Milk OJSC	639,242	241,525	880,767	0
Ufamolagroprom OJSC		56,872	56,872	0
Tsaritsino Dairy Plant OJSC	1,200,150	1,397,107	2,597,257	0
Rodniki Valdaya LLC	254,047	503,357	757,404	0
Fruktovye Reki LLC	869,546		869,546	0
Total	8,006,315	6,475,980	13,999,491	482,804

Long-term financial investments (debt securities, current portion)

	Balance as of 01.01.04, in thousand rubles	Acquisitions	Retirements	Balance as of 31.12.04, in thousand rubles
Rubtsovsk Dairy Plant CJSC		237,103		237,103
Lianozovo Dairy Plant OJSC		1,501,426		1,501,426
Baltic Milk Dairy Plant OJSC		289,415		289,415
Rodniki Valdaya LLC		304,882		304,882
Total		2,332,826		2,332,826

Long-term financial investments (loans granted, current portion)

Affiliated party	Balance as of 01.01.04, in thousand rubles	Loan granted	Loan recovered	Balance as of 31.12.04, in thousand rubles
Rubtsovsk Dairy Plant CJSC		70,016		70,016
Wimm-Bill-Dann TC CJSC		932,792		932,792
Lianozovo Dairy Plant OJSC		65,784		65,784
Baltic Milk Dairy Plant OJSC		144,368		144,368
Dairy Plant OJSC (Timashevsk)		693,555		693,555
Novokuybyshevskmoloko OJSC		18,353		18,353
Siberian Milk OJSC		649,172		649,172
Ufamolagroprom OJSC		8,843		8,843
Tsaritsino Dairy Plant OJSC		1,162,625		1,162,625
Rodniki Valdaya LLC		142,232		142,232
Total		3,887,741		3,887,741

Settlements on proceeds from financial investments to be received

Affiliate party	Balance as of 01.01.04 in thousand rubles	Interest accrued, in thousand rubles	Interest recovered in thousand rubles	Balance as of 31.12.04, in thousand rubles
Rubtsovsk Dairy Plant CJSC	11,982	23,845	16,829	18,998
Wimm-Bill-Dann TC CJSC		118,094	109,111	8,983
FruktoPak CJSC	33,712	72,892	56,277	50,327
Lianozovo Dairy Plant OJSC	18,772	176,950	88,401	107,321
Nizhny Novgorod Dairy Plant OJSC		4,062	4,062	0
Baltic Milk Dairy Plant OJSC	9,956	31,193	15,891	25,258
Dairy Plant OJSC (Timashevsk)	6,436	62,504	63,912	5,028
Ramensk Dairy Plant OJSC	4,599	32,629	30,014	7,214
Siberian Milk OJSC	15,841	62,600	15,668	62,773
Tsaritsino Dairy Plant OJSC	10,925	122,277	121,679	11,523
Rodniki Valdaya LLC	1,342	50,068	28,577	22,833
Fruktovye Reki LLC		1,979	1,979	0
Other enterprises	84	2,238	926	1,396
Total	113,649	761,331	553,326	321,654

Settlements with suppliers/contractors  (accounts receivable)

Affiliated party	Balance as of 01.01.04, in thousand rubles	Services paid for, in thousand rubles	Services provided, in thousand rubles	Balance as of 31.12.04, in thousand rubles	Comment
Karasuk Milk SCJSC	4,268		4,268	0	Securities purchased
D. Iakobachvili		65,011	64,927	84	Securities purchased
M.V. Dubinin		10,503	10,503		Securities purchased
Rubtsovsk Dairy Plant CJSC		237,103	237,103		Debt securities purchased
FruktoPak CJSC		796,859	796,859		Debt securities purchased
Wimm-Bill-Dann Toshkent LLC FE		4,278	4,278		Securities purchased
Baltic Milk Dairy Plant OJSC		289,415	289,415		Debt securities purchased
Tsaritsino Dairy Plant OJSC		288,320	288,320		Securities purchased
Orlov, Alexander Sergeevich		5,942	5,942		Securities purchased
S.A. Plastinin		10,503	10,503		Securities purchased
Rodniki Valdaya LLC		304,881	304,881		Debt securities purchased
Other subsidiary companies		1,271	1,271
Total	253,616	2,041,225	2,294,757	84

Settlements with suppliers/contractors (accounts payable)

Affiliated party	Balance as of 01.01.04, in thousand rubles	Services paid for, in thousand rubles	Services provided, in thousand rubles	Balance as of 31.12.04, in thousand rubles	Comment
Lianozovo Dairy Plant OJSC	-14,323	170,048	169,755	-14,030	Property lease services, expenses on vehicle maintenance
Other subsidiary companies	-29	58	35	-6
Total	-14,352	170,106	169,790	-14,036

Purchases of securities from affiliated individuals and legal entities were effected on agreed contractual price basis.

The inventories custody service agreement with WBD TC CJSC provides for a fixed daily custody rate.

In agreements with Lianozovsky Dairy Plant OJSC: property and facility lease services provide for a fixed monthly fee: vehicle maintenance agreements are on agreed contractual price basis.

LMK OJSC, TsMK OJSC, WBD TC CJSC, Neva, Urals, Don, Krasnodar Dairy Trading Houses, Lianozovo-Samara LLC, Roska OJSC are guarantors of Company’s obligations under the UBS (Luxembourg) S.A. Loan Agreement for the amount of US$ 150 000 000.

Vitafurkt LLC is a guarantor under Suretyship Agreement No. P- 24/VF dt. January 23, 2003 regarding Company’s obligations under bonded loan for the amount of 1 500 000 000 rubles.

ASSETS PLEDGED AS COLLATERAL FOR LIABILITIES AND PAYMENTS

As of December 31, 2004, the structure of assets pledged as collateral for liabilities and payments was as follows (data in thousand rubles):

Obligation/payment security given to other parties	Balance as of 31.12.2004	Balance as of 31.12.2003
Kharkov Dairy Plant OJSC		76,330
International Moscow bank CJSC	145,000	0
Vneshtorgbank	144,918	0
BABY MILK PRODUCTS PLANT OJSC	19,606	0
Kiev City Milk Plant No. 3 OJSC		19,828
Lianozovo Dairy Plant OJSC	53,725	615,175
Dairy Plant OJSC (Timashevsk)	71,817	106,714
Siberian Milk OJSC	58,636	90,298
Tsaritsino Dairy Plant OJSC	6,412	37,472
V.V. Labinov	1,529
Total:	501,643	945,816

EVENTS THAT OCCURRED AFTER DECEMBER 31, 2004

No events occurred after December 31, 2004 as would require disclosure pursuant to Order of the Russian Ministry of Finance dt. November 25, 1998 No. 56n “On approval of ‘Post-Balance Sheet Events’ Accounting Regulation (PBU) 7/98”.

BUSINESS CONTINGENCIES

Political situation

The Russian tax, exchange and customs legislation allows various interpretations and is liable to frequent changes and adjustments. The interpretation of this legislation by the Company’s management, as applied to the Company’s operations, may be challenged by relevant regional or federal authorities. Recent events occurred in the Russian Federation point at the fact that the tax authorities may pursue a more rigid position in respect of legislation interpretation and tax audit.

As a consequence, the tax authorities may file claims relating to transactions and accounting methods that have not been claimed by them before. As a result, significant additional taxes, fines and penalty charges may be accrued. The assessment of claim amounts on possible but not yet brought actions, as well as the assessment of unfavorable outcome do not seem possible. Tax audits may cover three calendar operating years directly preceding the audit year. Under certain conditions even earlier periods may be audited.

Pending and Threatened Court Actions Against the Company

The Company is not a party to any court litigation in respect of its financial and business operations. Accordingly, no provision for possible losses associated with unfavorable outcome of such court litigations was built by the Company as of December 31, 2004.

IMPLEMENTATION OF RESOLUTIONS APPROVED ON THE BASIS OF REVIEW OF ACCOUNTING STATEMENTS FOR 2003

Minutes No. 22-06 of the Annual General Meeting of Shareholders held on June 29, 2004 contain the following resolution properly reflected in the appropriate accounting records:

Net profits reported in 2003 RAS statements shall be used as follows: 5% of such net profit, or Rubles 4,713,159.30 shall be allocated to the reserve fund. The remaining 2003 profits, or Rubles 89,550,026.61 shall be retained by the Company.

Chief Executive	/s/ V.V. Preobrazhensky

Chief Accountant	/s/ V.V. Khaminov

OJSC Wimm-Bill-Dann Foods

Audit Report
on financial statements
for the year ending December 31, 2004

March 2005

AUDIT REPORT – OJSC Wimm-Bill-Dann Foods

CONTENTS

Independent auditor’s report on financial statements of OJSC Wimm-Bill-Dann Foods

Appendices

1. Financial statements of OJSC Wimm-Bill-Dann Foods for the period from January 1, 2004 through December 31, 2004:
Balance Sheet
Profit and Loss Statement
Statement of Changes in Capital
Statement of Cash Flows
Appendix to Balance Sheet
Notes to Financial Statements

INDEPENDENT AUDITOR’S REPORT
ON FINANCIAL STATEMENTS
OF OJSC WIMM-BILL-DANN FOODS

(Translation from Statutory Auditor’s Report expressed in the Russian Language)

To the shareholders of OJSC Wimm-Bill-Dann Foods

DETAILS OF THE AUDITING FIRM

Name: ZAO ERNST & YOUNG VNESHAUDIT

Address: Russia 105062, Moscow, Podsosensky Pereulok, 20/12, building 1-1A.

State Registration: No. 033.468 series JIO-011903, issued by Moscow Registration Chamber on March 23, 2000.

License to engage in audit activities, including general and banking audit, as well as audit of insurance companies, funds and stock exchanges No. E003246, approved by Order No. 9 of the Russian Ministry of Finance dated January 17, 2003, for a term of five years.

DETAILS OF THE AUDITED ENTITY

Name: OJSC Wimm-Bill-Dann Foods

Address: 109028 Moscow, Yauzsky bulvar, 16/15, suite 306

State registration: Registration certificate No. 002.042.956 dated June 8, 2001

We have audited the accompanying financial statements of OJSC Wimm-Bill-Dann Foods for the period from January 1 through December 31, 2004, which are comprised of the balance sheet, the statement of income, the statement of changes in the shareholders’ equity, the statement of cash flows, appendix to the balance sheet and the explanatory notes, sections 4-25. The preparation and presentation of these financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the fairness, in all material respects, of these statements and on compliance of accounting procedures with the legislation of the Russian Federation based on our audit. The financial statements of the Company as of December 31, 2003, were audited by other auditors whose report dated March 30, 2004, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with Federal Law on Auditing Activity, Federal Rules (Standards) on Auditing, the Rules (Standards) for Auditing Activities, as approved by the Committee on Auditing Activity under the President of the Russian Federation, and International Standards on Auditing where they do not contradict the above Rules.

The audit was planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit was performed on a selective basis and included an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements concerning the financial and business operations of the audited entity; assessing the compliance with accounting principles and rules used in the preparation of financial statements, and significant estimates made by management of the audited entity; as well as the evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion on the fairness in all material respects of these financial statements and on compliance of accounting procedures with the legislation of the Russian Federation.

In our opinion, the accounting procedures at OJSC Wimm-Bill-Dann Foods insofar as they relate to the preparation of financial statements in 2004 in all material respects complied with the requirements of Federal Law on Accounting No. 129-FZ of November 21, 1996, and the aforementioned financial statements referred to above have been prepared in accordance with the aforementioned Law and present fairly, in all material respects, the financial position of OJSC Wimm-Bill-Dann Foods as of December 31, 2004, and the results of its operations for the period from January 1 through December 31, 2004, in accordance with regulations of the Russian Federation as they relate to the preparation of financial statements.

The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Russia. Accordingly, the accompanying financial statements are not designed for those who are not informed about accounting principles, procedures and practices in Russia.

March 21, 2005

Marcus Rhodes	/s/ Marcus Rhodes
Partner

Oksana Krupnova	/s/ Oksana Krupnova
Audit Manager

Auditor’s qualification certificate No. K010572 (general audit), Order No. 86, exchanged on January 26, 2004, for an unlimited term.

7.2. Quarterly financial statements of the Issue for the latest finished reporting period

See Attachment 2 (Forms 1,2).

7.3. Consolidated financial statements of the Issue for the latest finished financial year

Not provided in the reporting period.

7.4. Information on total export and export share in total sales

The Issuer doesn’t export its production.

7.5. Information on material changes in the Issuer’s property after the end of the last complete financial year

In the said period there were no material changes in the Issuer’s property.

7.6. Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations

No such court proceedings were initiated.

VIII Additional data on the Issuer and its outstanding securities.

8.1. Data on the Issuer’s charter capital.

8.1.1       Information on the amount, the structure of the authorized stock (share fund) of the Issuer

Amount of the Issuer’s charter capital (rub.): 880,000,000

Charter capital Breakdown by Share Category:

Common Shares:

  total amount (rub.): 880,000,000

  share of the charter capital: 100%

Preferred Shares:

  total amount (rub.): 0

  share of the charter capital: 0%

Part of the Issuer’s stock circulates outside the Russian Federation by force of circulation in accordance with the foreign right of foreign Issuers’ securities, which confirm rights in relation to the said stock of the Issuer.

Category (type) of stock circulating outside the Russian Federation – common stock, registered, non-documentary;

Share of stock circulating outside the Russian Federation in the total stock of the said category: 39.99%

Name and location of the foreign Issuer whose securities confirm rights for the Issuer’s stock of the appropriate category (type)

Name: Bankers Trust Company (currently, Deutsche Bank Trust Company Americas)

Location: 60 Wall Street, New York, NY 10005

Brief description of program (program type), which authorizes issue of a foreign Issuer’s securities to confirm rights for the stock of the appropriate category (type)

In January 2002, the Issuer concluded a deposit agreement with Bankers Trust Company. Under the said Agreement, the latter company agreed to accept the Issuer’s securities (shares) to be deposited by the Issuer and, consequently, to issue American Depository Shares (ADSs). The rights for ADSs were confirmed by American Depository Receipts (ADRs) issued for the owners of the ADSs.

Information on obtaining the Federal Commission’s permission for circulation of the Issuer’s shares of the relevant category (type) outside the Russian Federation;

The Issuer received the following permissions from the FCSM of Russia.

Notification of 26.12.2001 No. DG-04/8750 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 573,001).

Notification of 01.11.2001 No. DG-04/7424 (permission for circulation of shares 1) under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,640,000, and 2) under the issue reg. number 1-02-06005-A of 30.10.2001, number of securities permitted for circulation – 9,000,000).

Notification of 06.11.2002 No. DG-04/12514 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,200,000).

Notification of 16.03.2004 No.04-DG-04/4634 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 3,186,999)

Name of foreign trade arranger through which the foreign Issuer’s securities certifying the rights in regard to the Issuer’s shares are circulating;

New York Stock Exchange (NYSE)

8.1.2. Information on changes in the authorized stock (share fund) of the Issuer

Size and structure of the authorized stock (share fund) of the Issuer as of the starting date of the said period

The authorized stock before change (RUR 700,000,000) was made up of 35,000,000 ordinary nominal uncertified shares (issue reg. number 1-01-06005-A of 15.06.2001),

Name of the Issuer’s management body having decided on changes in the Issuer’s authorized stock;

General meeting of the Issuer’s shareholders

Compilation date and number of the minutes of the meeting of the Issuer’s management body, where the decision on changes in the size of the Issuer’s authorized stock was taken;

Minutes No. 2 of September 7, 2001.

Size of the Issuer’s authorized stock after change.

RUR 880 000 000.

8.1.3. Information on formation and use of the reserve fund and other funds of the Issuer

Fund title – reserve fund;

Size of the fund set up by the association documents

….Article 11 of the Articles of Association

    11.1. The Company will have a reserve fund in the amount of 5% (five percent) of the Company’s authorized stock.

Cash size of the fund as of the ending date of the accounting quarter –

RUR 17,334,498.19 (1.97% of the Issuer’s authorized stock)

Size of provisions to the fund in each completed financial year – the Company’s reserve fund will be formed from mandatory annual provisions until it reaches the amount stipulated by the Company’s Articles of Association. The size of the annual provisions shall not be less than 5% of the net profits until the fund reaches the amount stipulated by these Articles.….

Size of the provisions to the fund within reporting period amounted to RUR 4 713 159.30

Size of the fund resources used during the accounting quarter, and areas of usage thereof.

In the reporting quarter the resources of the reserve fund were not used (spent).

8.1.4. Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body

Title of the Issuer’s supreme management body;

General Shareholders’ Meeting

Procedure for notification of the shareholders about the meeting of the Issuer’s supreme management body;

Within the statutory terms, a notice of convocation of the General Shareholders’ Meeting shall be sent to each person included in the list of persons entitled to participating in the General Shareholders’ Meeting by registered mail, or delivered personally to each of such persons with receipt confirmation, as well as published in Wall Street Journal, New York, USA.

The persons (bodies) that have the right to convene (demand convocation of) an extraordinary meeting of the Issuer’s supreme management body, and procedure for filing (presentation) of such demands;

…..The extraordinary General Shareholders’ Meeting will be held upon decision of the Company’s Board of Directors on its own initiative, a demand of the Company’s Audit Committee, or shareholder(s) owning at least 10 percent of the Company’s voting shares as of the demand date.

The extraordinary General Shareholders’ Meeting at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares will be convened by the Board of Directors of the Company.  The extraordinary General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares shall be held within 40 days of the filing of the demand regarding convocation of the General Shareholders’ Meeting.

If the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of electing members of the Company’s Board of Directors who shall be elected by a cumulative vote, such General Shareholders’ Meeting shall be held within 70 days of the filing of the demand regarding convocation of such extraordinary General Shareholders’ Meeting.

When, in accordance with Articles 68 - 70 of the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting, such General Shareholders’ Meeting shall be convened within 40 days of the date the decision of holding such a meeting is taken by the Board of Directors.

When, in accordance with the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting for electing members of the Board of Directors to be elected by a cumulative vote, such General Shareholders’ Meeting shall be convened within 70 days of the date the decision of holding such a meeting is taken by the Board of Directors.

The demand for holding of an extraordinary General Shareholders’ Meeting shall contain the issues to be included in the agenda of the meeting. The demand for holding of an extraordinary General Shareholders’ Meeting may contain the wording of the resolutions on each of such questions, as well as the proposed form of holding such General Shareholders’ Meeting.

The Company’s Board of Directors may not make any changes in the wording of agenda items, the wording of the resolutions to be taken on such items, or change the proposed form of holding of the General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee, the Company’s Auditor, or shareholder(s) owning at least 10 percent of the voting shares of the Company.

In case the demand for convocation of an extraordinary General Shareholders’ meeting is filed by shareholder(s), it should contain the name(s) of the shareholder(s) demanding convocation of such meeting and the number and category (type) of the shares held by them.

The demand for convocation of an extraordinary General Shareholders’ Meeting will be signed by the person(s) demanding convocation of such General Shareholders’ Meeting.

Within five days of the date of filing of the demand by the Company’s Internal Audit Committee, the Company’s Auditor or shareholder(s) owning at least 10 percent of the voting shares of the Company for convocation of an extraordinary General Shareholders’ Meeting the Company’s Board of Directors shall resolve on convocation of such extraordinary General Shareholders’ Meeting or deny such convocation.

Procedure for defining the date of meeting of the Issuer’s supreme management body;

The date of holding of the General Shareholders’ Meeting will be defined by the Issuer’s Board of Directors.

Persons entitled to proposing agenda items for the meeting of the Issuer’s supreme management body and procedure for making such proposals;

The shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose items for the agenda of the annual General Shareholders’ Meeting and candidates to the Company’s Board of Directors, the collective executive body, the Audit Committee (Auditors) and the Counting Commission of the Company, the number of which cannot exceed the authorized number of members of the relevant body, as well as a candidate for the position of the sole executive body. Such proposals shall be filed with the Company within 30 days of the end of the financial year.

In case the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of election of the Company’s Board of Directors (if they are elected by a cumulative vote), the shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose candidates for the Company’s Board of Directors, the number of which cannot exceed the authorized number of members of the Board of Directors. Such proposals shall be filed with the Company not later than 30 days before the date of the extraordinary General Shareholders’ Meeting.

Proposals of the agenda items for the General Shareholders’ Meeting and the candidates shall be made in writing and state the name(s) of the proposing shareholder(s), the number and category (type) of the shares held, and shall be signed by the shareholder(s).

Proposals of the agenda items for the General Shareholders’ Meeting shall contain the wording of each proposed item, and the proposal of candidates shall contain the name of each proposed candidate, the name of the body the candidate is proposed for, and other details in accordance with the Company’s Articles of Association. Proposals of the agenda items for the General Shareholders’ Meeting may contain the wording of the resolution for each proposed item …..

Persons entitled to access the information (materials) provided for preparation and holding of the meeting of the Issuer’s supreme management body, and the procedure for accessing such information (materials).

Any persons entitled to participating in the General Shareholders’ Meeting can have access to the information (materials) provided for preparation and holding of the General Shareholders’ Meeting within 20 days, and in case of such General Shareholders’ Meeting of which the agenda contains the item of the company’s reorganization, within 30 days before the General Shareholders’ Meeting.

8.1.5                    Information on commercial organizations where the Issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Mirzoev, David Revazovich

Born: 1980

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company Baltic Milk Dairy

Location: St. Petersburg, Russia

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Byrdin Maxim Olegovich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Kompaniets, Leonid Andreevich

Born: 1957

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Smirnov, Pavel Andreevich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Person performing the functions of individual executive body of the entity:

Kotsegubov Aleksey Vladimirovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Styazhkin Sergey Vladimirovich

Year of birth: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

Issuer’s share in the total amount of ordinary shares of the entity: 98.84%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Bubley Nikolai Andreevich

Year of birth: 1952-

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share in the total amount of ordinary shares of the entity: 85%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Kizyko Petr Aleksandrovich

Born: 1978

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Ibragimov Marat Galievich

Born: 1958

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Buryan Aleksandr Ivanovich

Born: 1961

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Anisimov Dmitry Aleksandrovich

Born: 1971

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Sabirov Mirhatim Mirgasimovich

Year of birth: 1945

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share in the total amount of ordinary shares of the entity: 83.19%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Mirzoev, David Revazovich

Born: 1980

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 98.02%

Issuer’s share in the total amount of ordinary shares of the entity: 98.02%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Yaroslavsky, Evgeny Lvovich

Born: 1954

This person’s share in the Issuer’s charter capital: 1.13%

This person’s share in the total amount of Issuer’s ordinary shares: 1.13%

Bolotovsky, Roman Viktorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky, Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Filatov, Vladislav Stanislavovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Usikova Lyubovy Sergeevna

Year of birth: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

The authorities of the collective executive body members have not been extended.

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Share of this legal entity in the Issuer’s charter capital: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Nerovnyi Nikolai Nikolaevich

Year of birth: 1946

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share in the total amount of ordinary shares of the entity: 76%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Voloshin, Oleg Nikolaevich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Not provided by the constitutive documents of the entity

Members of collective executive body of the entity (with specification of the year of birth)

Lut Ludmila Pavlovna, (Chairman) 1952

Misevrina Olga Fedorovna, 1952

Sugeyko Grigory Vasilyevich, 1952

Kotsyuba Galina Ivanovna, 1950

All specified above officers - members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Open Joint-Stock Company “Kiev Dairy Plant No.3”

Location: 255500, Ukraine, Kievskaya oblast, Vishnevoe, ul. Promyshlennaya, 7

Issuer’s share in the charter capital of the legal entity: 94.88%

Issuer’s share in the total amount of ordinary shares of the entity: 94.88%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Voloshin, Oleg Nikolaevich (Chairman of the Management Board)

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Voloshin, Oleg Nikolaevich (Chairman of the Management Board)

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Nazarenko, O.I.

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Martynenko, Igor Nikolaevich

Born: 1973

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 70.47%

Issuer’s share in the total amount of ordinary shares of the entity: 70.47%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Yaroslavsky, Evgeny Lvovich

Born: 1954

This person’s share in the Issuer’s charter capital: 1.13%

This person’s share in the total amount of Issuer’s ordinary shares: 1.13%

Person performing the functions of individual executive body of the entity:

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share in the total amount of ordinary shares of the entity: 52.24%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Kozlikin Hikolai Parfentyevich

Born: 1954

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share in the total amount of ordinary shares of the entity: 25.1%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Gagev, Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Andreev,Jury Maksovich

Born: 1950

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Gagev, Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 34.95%

Issuer’s share in the total amount of ordinary shares of the entity: 34.95%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Vishnyakov, Mikhail Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 2.05%

This person’s share in the total amount of Issuer’s ordinary shares: 2.05%

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Evdokimov, Viktor Egorovich

Born: 1953

This person’s share in the Issuer’s charter capital: 0.34%

This person’s share in the total amount of Issuer’s ordinary shares: 0.34%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Savenkova Inessa Porfiryeva

Born: 1965

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: 97.44%

Issuer’s share in the total amount of ordinary shares of the entity: 97.44%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Anisimov, Dmitry Aleksandrovich

Born: 1957

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Vasilyeva, Marina Anatolyevna

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin, Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Yerighenko, Oleg Viktorovich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, ul. Larina, d. 19

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share in the total amount of ordinary shares of the entity: 44.59%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Byrdin, Maxim Olegovich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Slezko Oleg Mikhailovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open joint stock company “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share in the total amount of ordinary shares of the entity: 47.7%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Anisimov Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Andreev, Yury Maksovich

Born: 1950

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Luka, Lilian Stepanovich

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Smirnov, Pavel Andreevich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Popov, Konstantin Ilyich

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Shtab, Natalya Anatolyevna

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Khasiev, Albert Maratovich

Born: 1977

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Scheblanov, Sergey Aleksandrovich

Born: 1976

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Nasyrov,Vadim Zinurovich

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Demidova, Valentina Vasilyevna

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company “TOSHKENT SUT “

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

Issuer’s share in the charter capital of the legal entity: 76.98%

Issuer’s share of the ordinary shares of the legal entity: 76.98%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Anisimov Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Golikov, Konstantin Sergeevich

Born: 1973

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kholov, M.KH.

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Karpov, Vladidmir Ivanovich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

Name: Foreign entity Limited Liability Company “Vimm-Bill-Dann Toshkent”

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Members of the Board of directors of the legal entity:

The Board of directors has no been formed.

Person performing the functions of individual executive body of the entity:

Surmonin, Sergey Borisovich

Born: 1968

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

Name: Limited Liability Company “Valday Sanctuaries”

Location: 174350,Novgorodskaya oblasty, Okulovka, ul. Centralnaya, dom 5

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Members of the Board of directors of the legal entity:

The Board of directors has no been formed.

Person performing the functions of individual executive body of the entity:

Shulenkov, Kirill Viktorovich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

8.1.6. Data on the material transactions, performed by the Issuer.

No material transactions took place in the reporting period

8.1.7. Data on the Issuer’s credit ratings

Object of credit rating – the Issuer;

Credit rating as of the ending date of the last reporting quarter

B+/Negative (Standart and Poor’s International scale rating)

RusA+ (Standart and Poor’s Russian scale rating)

B1 (Moody’s International scale rating)

The said credit rating was awarded to the Issuer for the first time

On December 11, 2003 Standart&Poor’s rating agency declared the revision of forecast of Issuer’s rating change from Stable to Negative due to lower, than expected, financial results in accordance with GAAP consolidated financial statements for 9 months of 2003.

Object of credit rating – US$ 150,000,000 Loan participation Notes issued by UBS (Luxembourg) S.A. for the sole purpose of financing a loan to the Issuer.

Credit rating as of the ending date of the last reporting quarter

B+ (Standart and Poor’s International scale rating)

RusA+ (Standart and Poor’s Russian scale rating)

B3 (Moody’s International scale rating)

The said credit rating was awarded to the Issuer for the first time

Full and abbreviated corporate names (for non-commercial organizations – name), location of the organization awarding the credit rating;

Moscow Office

Standart and Poor’s International Services, Inc.

Address: 7th Floor, 4/7 bld. 2, Vozdvizhenka St., Moscow 125009

Moody’s Investors Service Ltd

Address: 2 Minster Court, Micing Lane, London, EC 3R 7XB, UK

Short description of the credit rating methodology;

Moody’s Investors Service

For awarding of the credit rating, Moody’s Investors Service uses the following methodology: evaluation of both quantitative and qualitative performance of the company; review of the fundamental performance having a long-term impact on the company’s operations; research work with evaluation of the company by international parameters adjusted for the national specifics, including accounting standards, legal base, etc., as well as the industry specifics.

Standard & Poor’s

Depending on the Issuer category and type of rating, Standard & Poor’s uses different methods of credit rating awards. In case of companies, they review business characteristics (market, competitive position, management and strategy), financial profile (financial policy, margins, capital structure, cash flows, financial flexibility). To award credit ratings, Standard & Poor’s experts use the methods of evaluating each company on the basis of the scale from one (the highest rating) to six (the lowest rating) points for each reviewed category compared against all other companies (irrespective of whether they are rated). There is no exact formula for aggregating the points thus defined into a single rating. The analysis variables are closely interconnected, and accents may be shifted in case, for example, of a separate review of the credit risk degree for the liabilities of a company denominated in the national or foreign currency.

Other credit rating data provided by the Issuer at its own discretion - None

8.2. Data on each category (type) of Issuer’s shares

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Number of outstanding shares (number of shares not redeemed or cancelled) - 44,000,000 shares

Number of additional shares in the process of placement (number of shares of an additional issue without state registration of the issue results report) – 0 shares;

Number of announced shares: 44,000,000 shares

Number of shares on the Issuer’s balance sheet – 0 shares;

Number of additional shares that can be placed as a result of conversion of the placed securities convertible in shares, or as a result of fulfillment of obligations on the Issuer’s options – 0 shares;

Data on the State Registration:

Date of Registration: 06.02.2001

Registration Number: 1-01-06005-A

Body of State Registration (which has effected the consolidation of Issuer’s securities (shares) issues): Federal Commission for Security Market of Russia

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2.  Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request, may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights, if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Data on the preferred shares

No preferred shares

8.3. Information on prior issues of the Issuer’s securities other than the Issuer’s shares

8.3.1. Information on issues, of which all securities have been redeemed (cancelled)

No information available.

8.3.2                    Information on the issues, the securities under which still circulate

Data on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 1 500 000

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All securities of this issue are traded at MICEX (ZAO).

Circulation Period: from 15.04.2003 to 15.04.2006

Additional Information on the Issue Securities:

No other material information

The procedure of determining of income (interest rate) on each bond

The interest rate on the first coupon will be determined according to the results of an auction held at MICEX.

The interest rate on the first coupon will be calculated as the sum of the following two components:

•                  the level of inflation for the respective one-year period, defined as the Consumer Price Index of Russia for the calendar month ending no later than 45 days before the placement start date, as a percentage relative to the same of the preceding year, minus

100%. The CPI is calculated by the RF State Statistics Committee in accordance with a resolution of the RF State Statistics Committee dated March 25, 2002, monthly as a percentage relative to the same month of the preceding year;

•                  an inflation premium.

The CPI will be published on the Troika Dialog Investment Company website (www.troika.ru) no later than 10 days before the placement start date.

On the day of the auction to determine the interest rate on the first coupon, members of the Stock Market Section of MICEX will submit orders for the auction using the MICEX trading system both at their own expense and at the expense and on the instructions of their clients. The time of submission of orders for the auction will be established by MICEX. Orders to buy bonds will be submitted by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)                            Purchase price: 100% of the face value;

a.2)                            Number of bonds that the potential buyer would like to acquire if the Issuer were to set an interest rate on the first coupon greater than or equal to the acceptable first-coupon interest rate specified in the order;

a.3)                            Acceptable interest rate on the first coupon. “Acceptable interest rate on the first coupon” means the interest rate at which, if such interest rate on the first coupon were announced by the Issuer, the potential investor would be prepared to buy the number of bonds specified in the order at the price of 100% of the face value. The acceptable interest rate on the first coupon shall be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

Funds must be reserved in an amount sufficient to make full payment for the bonds specified in the orders, including MICEX’s commission.

Orders in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1–a.3 and orders not backed by funds as provided in the preceding paragraph will not be accepted for the auction to determine the interest rate on the first coupon.

Upon the end of the submission period for orders for the auction to determine the interest rate on the first coupon, MICEX will prepare a register of the orders received and deliver the register to the Issuer and the Underwriter.

On the basis of an analysis of the orders submitted for the auction, the Issuer will adopt a resolution setting the interest rate on the first coupon and deliver a written copy of the adopted resolution to the Underwriter and MICEX.

 The rate of interest on the second, third, fourth, fifth, and sixth (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002, as a percentage relative to the same month of the preceding year. The interest rate on each of the aforesaid coupons shall be calculated using the following formula:

Cj = (C1 - Inflation 12M1) + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

C1 = interest rate of the first coupon, in percent per annum;

Inflation 12M1 = the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the date of placement of the Bonds, as a percentage relative to the same month of the preceding year, minus 100%;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, minus 100%;

(C1 - Inflation 12M1) = the inflation premium calculated after determination of the interest rate on the first coupon to a precision of 1/100 (one-hundredth) of one percent;

The CPI is provided by the RF State Statistics Committee upon request. The CPI will be published on the website of Troika Dialog Investment Company (www.troika.ru) 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and the normative act establishing the procedure for calculating the CPI are altered or the CPI is replaced by an index similar in purpose to the CPI, the interest rate for a coupon will be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

Grounds for early redemption of Bonds

For purposes of defining the grounds for early redemption of Bonds, the following definitions are used:

Issuer Group - all companies, including the Issuer, consolidated for purposes of the Issuer’s Consolidated and Combined Financial Statements, which are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). The companies in the Issuer Group as at the end of 2002 are listed in the Issuer’s Consolidated and Combined Financial Statements for 2002.

Issuer Group Company - a company in the Issuer Group;

Issuer’s Consolidated and Combined Financial Statements - the consolidated and combined financial statements of the Issuer, prepared in accordance with US GAAP.

Net Assets - Assets minus liabilities and minority interests, according to the Issuer’s Consolidated and Combined Financial Statement.

EBITDA - earnings before interest, taxes, depreciation, and amortization, adjusted taking into account minority interests, according to the Issuer’s Consolidated and Combined Financial Statements. If the Issuer has made investments in consolidated subsidiary companies during the period for which EBITDA is calculated, EBITDA is calculated as if the investments were made on the first day of that reporting period.

Debt - debt in the form of bank credits, loans, and commodity and commercial credits obtained by Issuer Group Companies, and/or promissory notes and/or bonds issued by Issuer Group Companies, except loans between Issuer Group Companies.

Bond owners are entitled to present Bonds for early redemption upon the occurrence of any of the following events (“Grounds for Redemption”):

1. Delinquency of more than 15 (fifteen) days in performance by Issuer Group Companies of their obligations with respect to payment of principal debt and/or interest on bank credits/loans received by them and/or represented by promissory notes and/or bonds issued by Issuer Group Companies, in cases when:

a) the principal debt represented by an overdue obligation (i.e., the amount of the credit/loan (not including accrued interest), the total face value of promissory notes, or the total face value of a bond issue) is greater than 10,000,000 (ten million) U.S. dollars or the equivalent thereof at the exchange rate of the Central Bank of the Russian Federation (“RF Central Bank”) on the due date of the respective obligation; and

b) the total amount of overdue debt of Issuer Group Companies represented by the overdue obligation specified in subsection a) above is greater than 2,500,000 (two million five hundred thousand) U.S. dollars or the equivalent thereof at the exchange rate of the RF Central Bank on the due date of the respective obligation.

2. A change, within any 12 (twelve) successive months, beginning from the placement date of the Bonds, of more than half of the personnel on the Issuer’s Board of Directors relative to its composition at the start of the 12-month period.

3. A decrease in the value of the Issuer Group’s Net Assets (in the ruble equivalent at the exchange rate of the RF Central Bank on the date of the respective Consolidated and Combined Financial Statements) by more than 25% (twenty-five percent) relative to the value of its Net Assets according to the Issuer’s Consolidated and Combined Financial Statements for 2002.

4. As at any reporting date, according to the Issuer’s Consolidated and Combined Financial Statements, an increase in the Issuer Group’s Debt relative to its Debt as at the preceding reporting date, if the ratio of total debt according to the Issuer’s Consolidated and Combined Financial Statements to its EBITDA for the four quarters ending on the reporting date exceeds 4:1, with the exception of:

a) additional Debt totaling no more than 100,000,000 (one hundred million) U.S. dollars;

b) short-term Debt, in the form of credits obtained for a period of no more than 5 (five) business days in each case;

c) Debt not exceeding 15,000,000 (fifteen million) U.S. dollars (or the equivalent at the exchange rate of the RF Central Bank on the reporting date), arising under derivative financial instruments concluded for the purpose of insuring risks associated with the Issuer Group’s business operations. For purposes of this subsection, “derivative financial instrument” means an agreement, to which an Issuer Group Company is a party, which defines the rights and obligations of the parties thereto in relation to an underlying asset defined in accordance with applicable law. Derivative financial instruments include options and forward contracts, as well as agreements that do not provide for the delivery of the underlying asset, but which define the procedure for settlements between the parties in the future in dependence on a change in some indicator of the underlying asset relative to the value of that indicator determined (or the procedure for determining which is established) by the parties at the time of entry into the transaction;

d) Debt acquired for the purpose of refinancing current Debt of the Issuer Group. For purposes of this subsection, “refinancing” means the acquisition of Debt by an Issuer Group Company exclusively for the purpose of repaying Debt of the Issuer Group existing on the preceding reporting date, provided that (i) the amount of Debt acquired does not exceed the amount of Debt being repaid; (ii) the term of the acquired Debt is not less than the remaining term of the existing portion of Debt being repaid and (iii) all other material conditions of the acquired Debt are not materially less favorable to the debtor than the terms of the Debt being repaid.

Procedure for disclosure by the Issuer of information concerning the occurrence of a Ground for Redemption of Bonds, and of other material information

Immediately upon becoming aware of it, Issuer is obligated to provide the Underwriter with information concerning the occurrence of any Ground for Redemption, as well as information on changes in the list of the companies forming the Issuer Group; changes in the composition of the Issuer’s Board of Directors; and information on actions taken by the Issuer/an Issuer Group Company that result in the elimination of a Ground for Redemption of Bonds.

For the purpose of enabling owners of Bonds to verify the presence/absence of Grounds for Redemption of Bonds, the Underwriter will on a quarterly basis, in the manner specified below, disclose the following information, subject to its receipt from the Issuer:

1)                                     the Issuer’s Consolidated and Combined Financial Statements;

2)                                     the composition of the Issuer Group;

3)                                     the composition of the Issuer’s Board of Directors;

All information received by the Underwriter from the Issuer of the Bonds must be published within 5 (five) business days of its receipt, by placement on the Underwriter’s website (www.troika.ru). When the information concerns the occurrence of a Ground for Redemption and the start date of acceptance of early redemption applications by the Issuer, such information shall also be published in the newspaper Vedomosti.

Early redemption procedure and conditions

The Issuer will perform early bond redemption on the basis of an application from the owner of the Bonds containing a request for early redemption, or on the basis of the presentment of such a request. Therewith, owners of Bonds are entitled to present Bonds for early redemption only after the registration of the Report on Results of the Bond Issue.

If information subject to disclosure in the manner specified above contains information concerning actions taken by an Issuer Group Company that result in the elimination of a Ground for Early Redemption, an owner of Bonds is not entitled to present a demand for early redemption, provided that the owner knew or could have learned about the occurrence of the Ground for Early Redemption from such information.

During the 5 (five) business days following the later of the dates of publication by the Underwriter in the Vedomosti newspaper and on the Underwriter’s site of information concerning the occurrence of any Ground for Early Redemption of Bonds and concerning the start date of acceptance of early redemption applications (“Period for Presentment of Bonds for Early Redemption”), owners of Bonds or nominee holders authorized to present Bond for early redemption are entitled to present Bonds for early redemption by sending a corresponding application in writing to the Underwriter.

An application for early redemption must contain the full name of the owner of the Bonds or, if the application is submitted by a nominee holder, the full name of the nominee holder, and other information prescribed in the information published by the Underwriter. Attached to the application for early redemption must be original copies of documents (extract from a depository account) issued by the Depositary and attesting that the Bonds presented for early redemption have been blocked (restriction on the withdrawal of Bonds from an owner’s depository account, including an account opened by a nominee holder), as well as other documents specified in the information published by the Underwriter. If the applicant is a nominee holder, documents confirming the authority of the nominee holder to present Bonds for early redemption must be attached to the application.

An owner of Bonds is also entitled to send an early redemption application to the Underwriter if information concerning the occurrence of a Ground for Redemption has been received by the owner from third parties, provided, however, that at the time the application is presented the Underwriter has not published information concerning the Ground for Redemption specified in the application. In such case, the application must contain, in addition to the documents and information specified above, the grounds for presentment of such application and references to the source of the information. Within 5 (five) business days of receiving such an application, the Underwriter must publish information concerning the start of acceptance of early redemption applications in the manner specified above or send a reasoned refusal of early redemption to the applicant, including by reason of elimination of the Ground for Redemption.

From the time the Underwriter receives a written early redemption application from an owner or nominee holder, no operations of the owner with the Bonds contemplated by the application will be performed, except operations involved in the redemption of the Bonds and/or payment of income thereon.

No later than 5 (five) business days after the end date of the acceptance of early redemption applications, the Underwriter will provide the Issuer, the Payment Agent, and the Depositary with a list of the owners and/or nominee holders who submitted applications for early redemption of Bonds within the Period for Presentment of Bonds for Early Redemption. The list must include the following information on each person who presented Bonds for early redemption:

•                  the full name of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder has been authorized to receive early redemption payments, the full name of the nominee holder;

•                  the number of Bonds to be redeemed early;

•                  the location and postal address of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder is authorized to receive early redemption payments, the location and postal address of the nominee holder;

•                  the tax status of the person or entity authorized to receive early redemption payments: (resident; nonresident carrying out activity in the Russian Federation through a permanent representative office; nonresident receiving income unassociated with a permanent representative office; individual tax residents of the Russian Federation; individual present in the territory of the Russian Federation for at least 183 days in a calendar year; foreign national; stateless person);

•                  identifying details of the bank account of the person or entity authorized to receive early redemption payments.

Payment of funds associated with early redemption of the Bonds will be made by the Payment Agent, acting on the Issuer’s instructions, within 2 (two) business days following the date of receipt by the Payment Agent of the list of owners and/or nominee holders who sent early redemption applications, subject to the receipt of corresponding funds from the Issuer. The funds required by the Payment Agent to perform early redemption must be transferred by the Issuer to the Payment Agent’s account no later than 2 (two) business days after the date of receipt by the Issuer of the list of owners and/or nominee holders who submitted early redemption applications.

Bonds presented for early redemption will be redeemed at their face value, equal to 1,000 (one thousand) rubles; at the same time, their owners will be paid coupon income on the Bonds for the coupon period during which the Bonds were presented for early redemption, calculated from the start of such period to the date of early redemption.

The entity providing security for purposes of the bond issue :

Vitafrukt Limited Liability Company

Kind of security: guarantee

Amount of provided security (RUR): 1 500 000 000

Income on the bonds of the issue paid in the reporting quarter:

See the data in clause 8.9. of the present report

8.3.3 Information on issues, for the securities of which the Issuer is in default

No information available.

8.4 Information on the person(s) having provided security for the bonds of the issue

Security for the bonds of the issue:

Person providing security: Vitafrukt Limited Liability Company

Type of security: surety

Cash value of security amount (RUR): 1,500,000,000

Location: Room 13, 2nd Floor, 8-10, bld. 2, Bryussov Pereulok, Moscow 103009

Mailing address: 16, Yauzsky Blvd., Moscow 109028, Russian Federation

8.5. Conditions guaranteeing fulfillment of obligations on the bonds of the issue

See clauses 8.3.2. and 8.4. of the present quarterly report

8.6. Data on organizations, keeping record of Issuer’s securities rights.

Registrar:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location: Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267, 264-4290.  Fax:  (095) 264-4267, 265-4336

E-mail:  dr@mcd.ru

License:

License number:10-000-1-00255

Date of issue of license: September 13, 2002

Period of validity: not established

Organization that issued the license: Federal Commission for Securities Market of Russia

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:  July 14, 2001

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone: (095) 956-27-89; 956-27-90

Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: FCSM RF

Date of activities’ start: 11.04.2003

8.7. Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents

RF Tax Code Part 1 of 31.07.98 No.146-FZ and Part 2 of 05.08.2000 No.117-FZ

Federal Law “On Currency Regulation and Currency Control” of 10.12.2003 No. 173-FZ.

8.8. Procedure for taxation of revenues from the Issuer’s securities placed and in the process of placement

The procedure for taxation of revenues from shares described herein is based on the legislation of the Russian Federation applicable at the time of filing with the FCSM of Russia. In case of any changes in the taxation legislation, taxation of share revenues will be performed in accordance with the regulatory acts applicable at the time of revenues receipt. Tax from dividend incomes received by a Russian shareholder which is a legal entity or an individual resident shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes. The tax shall be withheld at the rate of 9%.

Tax from dividend incomes received by non-residents: a foreign shareholder being a legal entity or an individual shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes at the following rates: 30% from dividend income of individual non-residents, 15% from dividend income of foreign legal entities.

The income paying organization shall be responsible for withholding and remittance of the tax to the budget.

Payment of income tax to the budget will be made in case of withholding tax from dividend income in the following terms:

For legal entities (residents and non-residents) – within ten days of the income payment.

For individuals (residents and non-residents) – at the time of income payment. The tax amounts will be remitted to the budget.

8.9. Information on announced (accrued) and paid dividends on the Issuer’s shares, as well as on income on the Issuer’s bonds.

Period: 2001

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2003

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2004

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Period: 2005, 1 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Income on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Type of proceeds paid in respect of issued bonds – coupon yield;

Time limit established for the payment of proceeds on issued bonds: coupon yield is paid every 6 months (182 days).

Date of payment in respect of the 1st coupon -  October 14, 2003;

Amount of proceeds (coupon yield) paid in respect of one bond - 64 rubles 32 kopecks

Amount of proceeds paid on all bonds (in respect of the 1st coupon) – 96,480,000 rubles.

Date of payment in respect of the 2nd coupon -  April 13, 2004;

Amount of proceeds (coupon yield) paid in respect of one bond - 59 rubles 74 kopecks

Amount of proceeds paid on all bonds (in respect of the 2nd coupon) – 89,610,000 rubles.

Date of payment in respect of the 3d coupon -  October 12, 2004;

Amount of proceeds (coupon yield) paid in respect of one bond - 46 rubles 77 kopecks

Amount of proceeds paid on all bonds (in respect of the 3d coupon) – 70,155,000 rubles.

Form and other terms of payment of proceeds on issued bonds – coupon yield is payable in a monetary form;

Accounting period (year, quarter) for which proceeds on issued bonds were paid:

1st coupon – April 15 – October 14, 2003;

2nd coupon – October 14, 2003 – April 13, 2004;

3d coupon – April 13 – October 12, 2004.

Total amount of proceeds paid on all issued bonds in each accounting period in respect of which such proceeds were paid:

1st coupon – 96,480,000 rubles;

2nd coupon – 89,610,000 rubles;

3d coupon – 70,155,000 rubles.

8.10. Other information

No other information

Attachment 1

TRANSLATION OF ORIGINAL RUSSIAN VERSION

BALANCE SHEET

At December 31, 2004

		CODES
	Form No.1 - OKUD Code	0710001
	Date (YYMMDD)
Name of legal entity Wimm-Bill-Dann Foods OJSC	OKPO code	57024227
Taxpayer’s identification number	TIN	7709342399
Type of activity services	OKDP code
Legal/ownership form Open Joint Stock Company	OKOPF/OKFS code
Monetary unit: RUR thousand	OKEI code	384/385
Address: 16/15, Yauzsky bulvar, room 306, Moscow

	Date approved
	Date mailed (received)

		At beginning of	At end of
ASSETS	Code	reporting year	reporting period
1	2	3	4
I. NON-CURRENT ASSETS
Intangible assets	110	21,840	22,570
Fixed assets	120	20,753	22,202
Construction in progress	130	10,668	8,638
Income-bearing investments in tangible assets	135
Long-term financial investments	140	10,980,769	5,137,504
Deferred tax assets	150	306	911
Other non-current assets	160
TOTAL for Section I	190	11,034,336	5,191,825
II. CURRENT ASSETS
Inventory	210	33,380	52,177
including:
Raw materials, consumables, and other similar assets	211	612	281
Livestock	212
Work in progress	213
Finished goods and goods for resale	214	11
Dispatched goods	215
Expenses of future periods	216	32,757	51,896
Other inventory and costs	217
VAT on purchased assets	220	6,029	5,184
Accounts receivable (where settlement is expected in over 12 months after the reporting date)	230
including trade receivables	231
Accounts receivable (where settlement is expected within 12 months after the reporting date)	240	519,193	453,061
including trade receivables	241	130,091	99,263
advances paid	246	268,787	26,666
other debtors	248	120,315	327,132
Short-term financial investments	250	30,382	6,220,567
Cash	260	641,695	215,851
Other current assets	270
TOTAL for Section II	290	1,230,679	6,946,840
BALANCE (sum of lines 190+290)	300	12,265,015	12,138,665

		At beginning of	At end of
CAPITAL AND LIABILITIES	Code	reporting year	reporting period
1	2	3	4
III. CAPITAL AND RESERVES
Charter capital	410	880,000	880,000
Treasury shares	411
Additional capital	420	4,958,622	4,958,622
Reserve capital,	430	17,334	17,334
including:
Reserves established in accordance with legislation	431
Reserves established in accordance with charter documents	432	17,334	17,334
Retained earnings (loss)	470	327,371	445,693
TOTAL for Section III	490	6,183,327	6,301,649
IV. LONG-TERM LIABILITIES
Loans and borrowings	510	5,918,175	5,662,305
Deferred tax liabilities	515	525	83
Other long-term liabilities	520
TOTAL for Section IV	590	5,918,700	5,662,388
V. SHORT-TERM LIABILITIES
Loans and borrowings	610	80,421	68,669
Accounts payable,	620	81,498	91,710
including:
Trade accounts payable	621	39,319	20,875
Accrued payroll	622	15,356	17,462
Payable to State non-budgetary funds	623	673	1,134
Taxes and levies payable	624	25,943	51,794
Other payables	625	207	445
Dividends payable	630
Deferred income	640
Reserves for future expenses	650	1,069	14,249
Other short-term liabilities	660
TOTAL for Section V	690	162,988	174,628
BALANCE (sum of lines 490+590+690)	700	12,265,015	12,138,665
Statement of off-balance-sheet items
Leased fixed assets	910	279,733	282,094
including capital leases	911
Inventory items accepted into custody	920
Goods accepted on commission	930
Bad debt written off to losses	940
Assets received as collateral for liabilities and payments	950	0	0
Assets pledged as collateral for liabilities and payments	960	945,816	501,643
Depreciation of housing assets	970
Depreciation of land improvements and other similar assets	980
Intangible assets obtained for use	990

Chief Executive	/s/	V. V. Preobrazhensky	Chief Accountant	/s/	V. V. Khaminov
	(signature)	(full name)		(signature)	(full name)

Date 11-Jan 2005

TRANSLATION OF ORIGINAL RUSSIAN VERSION

PROFIT AND LOSS STATEMENT

For Year 2004

		CODES
	Form No.1 - OKUD Code	0710002
	Date (YYMMDD)
Entity Wimm-Bill-Dann Foods OJSC	OKPO code	57024227
Taxpayer’s identification number	TIN	7709342399
Type of activity services	OKDP code
Legal/ownership form Open Joint Stock Company
Monetary unit: RUR thousand	OKOPF/OKFS code	47	34
	OKEI code	384/385

Indicator			For comparative period of
Description	Code	For the reporting period	previous year
1	2	3	4
INCOME AND EXPENSES FROM ORDINARY OPERATIONS
Revenue (net of value added tax, excise duties and similar obligatory charges)	010	425,698	470,528
Cost of sales	020	6,303	29,717
Gross profit	029	419,395	440,811
Selling expenses	030	13,892	4,370
Administrative expenses	040	642,223	515,643
Profit (loss) from operating activities	050	(236,720)	(79,202)
OTHER INCOME AND EXPENSES
Interest receivable	060	782,319	699,753
Interest payable	070	516,020	371,393
Income from equity participation	080	491
Other operating income	090	671,975	5,110,036
Other operating expenses	100	685,909	5,301,986
Non-operating income	120	395,183	323,998
Non-operating expenses	130	234,375	229,619
Profit (loss) before taxation	140	176,944	151,587
Deferred tax assets	141	605	306
Deferred tax liabilities	142	(441)	(525)
Current profit tax	150	59,668	58,174
	180
Profit (loss) before tax	190	118,322	93,194
BY REFERENCE
Permanent tax liabilities (assets)	200	16,458	22,816
Basic earnings (loss) per share	210	0.002665	0.002142
Diluted earnings (loss) per share	220	0.002665	0.002142

ANALYSIS OF SPECIFIC GAINS AND LOSSES

Indicator		For reporting period		For comparative period of previous period
Description	Code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, punitive damages recognized or imposed by a court (arbitration court) ruling	310		887		18
Profit (loss) brought forward	320	5,056	4,877		171
Reimbursement of damages caused by non-fulfillment or improper fulfillment of obligations	330
Exchange gains/losses from foreign currency transactions	340	379,263	131,562	292,188	144,147
Deductions to valuation reserves	350	X		X
Accounts receivable and accounts payable written off upon expiration of the recovery period	360

Chief Executive	/s/	V. V. Preobrazhensky	Chief Accountant	/s/	V. V. Khaminov
	(signature)	(full name)		(signature)	(full name)

Date 11-Jan 2005

TRANSLATION OF ORIGINAL RUSSIAN VERSION

STATEMENT OF CHANGES IN CAPITAL

For the Year Ended December 31, 2004

		CODES
	Form No.1 - OKUD Code	0710003
	Date (YYMMDD)
Entity Wimm-Bill-Dann Foods OJSC	OKPO code	57024227
Taxpayer’s identification number	TIN	7709342399
Type of activity services	OKDP code
Legal/ownership form Open Joint Stock Company
Monetary unit: RUR thousand	OKOPF/OKFS code	47	34
	OKEI code	384/385

I. Change in Capital

Indicator		Charter capital	Additional capital	Reserve capital	Retained earnings (loss)	Total
Description	Code
1	2	3	4	5	6	7
Balance at December 31 of the year preceding the previous year	010	880,000	4,958,622	12,621	238,890	6,090,133

2003
(previous year)
Changes in accounting policies	020	X		X	X			0
Result from fixed asset revaluation	021	X			X			0
		X
Balance as of January 1 of the previous year	030	880,000		4,958,622	12,621	238,890		6,090,133
Difference arising from foreign currency translation	031	X		0	X	X		0
Net profit	032	X		X	X	94,263		94,263
Dividends	033	X		X	X	(	)	0
Appropriations to the reserve fund	034	X		X	4,713	(4,713)		0
Increase in capital through:
Additional issue of shares	040	0		0	X	X		0
Increase in the par value of shares	041			X	X	X		0
Reorganization of the legal entity	042			X	X

Decrease in capital through:
Decrease in the par value of shares	050	(	)	X	X	X		(	)
Decrease in the number of shares	051	(	)	X	X	X		(	)
Reorganization of the legal entity	052	(	)	X	X	(	)	(	)
Adjustment of the opening balance for vacation pay reserve	053					(1,069)		(1,069)
Balance as of December 31 of the previous year	060	880,000		4,958,622	17,334	327,371		6,183,327

2004
reporting year
Changes in accounting policies	070	X	X	X
Result from fixed asset revaluation	071	X		X
		X
Balance as of January 1 of the reporting year	100	880,000	4,958,622	17,334	327,371		6,183,327
Difference arising from foreign currency translation	101	X		X	X
Net profit	102	X	X	X	118,322		118,322
Dividends	103	X	X	X	(	)

1	2	3		4	5	6		7
Deductions to the reserve fund	110	X		X				0
Increase in capital through:
Additional issue of shares	121	0		X	X	X		0
Increase in the par value of shares	122	0		X	X	X
Reorganization of the legal entity	123	0		X	X

Decrease in capital through:
Decrease in the par value of shares	131	(	)	X	X	X		(0)
Decrease in the number of shares	132	(	)	X	X	X		(	)
Reorganization of the legal entity	133	(	)	X	X	(	)	(	)

Balance at December 31 of the reporting year	140	880,000		4,958,622	17,334	445,693		6,301,649

II. Reserves

Indicator
Description	code	Balance	Reserves	Used		Balance
1	2	3	4	5		6
Reserves established in accordance with legislation:
(Name of reserve)
Data for the previous year				(	)
Data for the current year				(	)

(Name of reserve)
Data for the previous year				(	)
Data for the current year				(	)
Reserves established in accordance with the charter documents:
(Name of reserve)
Data for the previous year		12,621	4,713	0)		17,334
Data for the current year		17,334		(	)	17,334

(Name of reserve)
Data for the previous year				(	)
Data for the current year				(	)
Valuations reserves:
(Name of reserve)
Data for the previous year				(	)
Data for the current year				(	)

(Name of reserve)
Data for the previous year				(	)
Data for the current year				(	)

(Name of reserve)
Data for the previous year				(	)
Data for the current year				(	)

1	2	3	4	5		6
Reserves for future expenses:
Vacation reserve
(Name of reserve)
Data for the previous year			1,069	(	)	1,069
Data for the current year		1,069	29,159	(15,979)		14,249

(Name of reserve)
Data for the previous year				(	)
Data for the current year				(	)

REFERENCES

Indicator		Balance at beginning of reporting year	Balance at end of reporting year
Description	Code
1	2	3	4
1) Net assets	200	6,183,327	6,301,649

		From the budget		From non-budgetary funds
		for reporting year	for previous year	for reporting year	for previous year
	55	3	4	5	6
2) Received for:
Expenses for ordinary operations, total	210
including:

Capital investments in non-current assets, total	220
including:

Chief Executive	/s/	V. V. Preobrazhensky	Chief Accountant	/s/	V. V. Khaminov
	(signature)	(full name)		(signature)	(full name)

Date 11-Jan 2005

TRANSLATION OF ORIGINAL RUSSIAN VERSION

STATEMENT OF CASH FLOWS

For Year 2004

		CODES
	Form No.1 - OKUD Code	0710004
	Date (YYMMDD)
Entity Wimm-Bill-Dann Foods OJSC	OKPO code	57024227
Taxpayer’s identification number	TIN	7709342399
Type of activity services	OKDP code
Legal/ownership form Open Joint Stock Company
Monetary unit: RUR thousand	OKOPF/OKFS code	47	34
	OKEI code	384/385

Indicator		For the reporting period	For comparative period of previous year
Description	Code
1	2	3	4
Balance of cash at beginning of year	010	641,429	165,878
Cash flows from operating activities
Cash proceeds received from customers	020	532,168	438,703
Cash proceeds received from foreign-currency transactions	030	540,695	453,868
Other earnings	050	11,805	6,707
Cash disbursements for:
payment of goods, work, services, raw materials and other assets	150	(144,035)	(722,956)
payroll	160	(307,830)	(193,750)
payment of dividends and interest	170	(513,872)	(293,747)
payment of taxes and levies	180	(136,404)	(142,234)
allocations to the State non-budgetary funds	190	(31,443)	(29,002)
purchases of foreign currency	191	(502,472)
sales of foreign currency	192	(57,009)
payments of other expenses	201	(0)	(188,462)
Net cash flows from operating activities	205	-608,397	-670,873
Cash flows from investing activities
Proceeds from the sale of fixed assets and other non-current assets	210	0
Proceeds from the sale of securities and other financial investments	220	277,797
Dividends received	230	462
Interest received	240	490,272	600,448
Proceeds from the repayment of loans provided to other entities	250	6,537,502	3,244,731
Redemption of bills of exchange and depositary certificates	270	1,485,497	398,722
Redemption of bonds	280	35,241	( )
Purchase of fixed assets, income-bearing investments in tangible assets and intangible assets	290	(18,599)	(862,537)
Purchase of securities and other financial investments	300	(2,157,002)	(59,863)
Loans provided to other entities	310	(6,471,604)	(8,079,999)
Other	320		2,751,976
Net cash flows from investing activities	340	179,566	-2,006,521
Cash flows from financing activities
Proceeds from the issue of shares and other equity securities	350
Loans and borrowings received from other entities	360	1,052,146	5,949,335

1	2	3	4
Repayment of loans and borrowings (net of interest)	390	(1,050,945)	( )
Repayment of financial lease obligations	400	(0)	(286,458)
Other	390	(0)	(2,509,666)
Net cash flows from financing activities	400	1,201	(3,153,211)
Net increase (decrease) in cash and cash equivalents	410	-427,630	475,817

Balance of cash as of the end of the reporting period	420	215,851	641,695
Effect of changes in the exchange rate of foreign currency to the ruble	430	2,052	40,289

Chief Executive	/s/	V. V. Preobrazhensky	Chief Accountant	/s/	V. V. Khaminov
	(signature)	(full name)		(signature)	(full name)

Date 11-Jan 2005

TRANSLATION OF ORIGINAL RUSSIAN VERSION

APPENDIX TO BALANCE SHEET

For Year 2004

		CODES
	Form No.1 - OKUD Code	0710005
	Date (YYMMDD)
Entity Wimm-Bill-Dann Foods OJSC	OKPO code
Taxpayer’s identification number	TIN	7709342399
Type of activity services	OKDP code
Legal/ownership form Open Joint Stock Company
Monetary unit: RUR thousand	OKOPF/OKFS code	47	34
	OKEI code	384/385

Intangible Assets

Indicator		Balance at beginning				Balance at end of
Description	Code	of reporting year	Received	Disposed		reporting period
1	2	3	4	5		6
Objects of intellectual property (exclusive rights to results of intellectual property)	010	24,454	7,302	(	)	31,756

including the rights of:

a patent holder to an invention, industrial design, utility model	011		26	(	)	26

a beneficiary to computer software programs, databases	012	14,427		(	)	14,427

a beneficiary to the topologies of integrated circuits	013			(	)

an owner to a trademark and a service mark, the name of the place of origin of goods	014	9,268	7,276	(	)	16,544

a patentholder to achievements in selective breeding	015			(	)
Start-up costs	020			(	)
Goodwill	030			(	)
Other	040	759		(	)	759
Total	041	24,454	7,302	(	)	31,756

Indicator		At beginning of	At end of
Description	Code	reporting year	reporting period
1	2	3	4
Amortization of intangible assets - total	050	2,614	9,816
including:
Trademarks	051	732	2,250
Automated programs	052	1,869	6,883
Other	053	13	53

Fixed Assets

Indicator		Balance at beginning				Balance at end of
Description	Code	of reporting year	Received	Disposed		reporting period
1	2	3	4	5		6
Buildings	100			(	)
Structures and transmission devices	101			(	)
Machinery and equipment	102	19,531	7,809	(30)		27,310
Transport vehicles	103			(	)
Production and household implements	104	4,211	2,882	(296)		6,797
Work livestock				(	)
Productive livestock				(	)
Perennial plantations				(	)
Other fixed assets				(	)
Land plots and objects of the utilization of natural resources				(	)
Capital investments in major land improvements				(	)
Total	120	23,742	10,691	(326)		34,107

Indicator		At start of	At end of
Description	code	reporting year	reporting period
1	2	3	4
Depreciation of fixed assets - total	140	2,989	11,905
including:
buildings and structures	141
machinery, equipment, transport vehicles	142	2,431	9,927
other	143	558	1,978
Transferred for leased property - total	145		17,562
including:
buildings	146
structures	147

Transferred for temporary closing-down	150
Received leased property - total	160	279,733	282,094
including:

Immovable assets accepted into operation, which are in process of the state registration

		At start of	At start of
	code	reporting year	preceding year
	2	3	4
BY REFERENCE
Revaluation of fixed assets:	171	0	0
Historical (replacement) cost
Depreciation	172

		At start of	At end of
	code	reporting year	reporting period
	2	3	4
Change in the value of fixed assets as a result of additional construction, enhacement, renovation or partial liquidation	173	14,181	18,615

INCOME-BEARING INVESTMENTS IN TANGIBLE ASSETS

Indicator		Balance at beginning of reporting year	Received	Disposed		Balance at end of reporting period
Description	code
1	2	3	4	5		6
Property for leasing	200			(	)	0
Property granted under hire contract	201			(	)	0

Other				(	)
Total	210			(	)

		At beginning of	At end of
	Code	reporting year	reporting year
1	2	3	4
Depreciation of income-bearing investments in tangible assets			0

RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES

Types of work		Balance at beginning				Balance at end of
Description	Code	of reporting year	Received	Disposed		reporting period
1	2	3	4	5		6
Total	310			(	)	0
including:				(	)
				(	)
				(	)

		At beginning of	At end of
	Code	reporting year	reporting period
	2	3	4
BY REFERENCE
Amount of expenses for research, development and engineering projects in progress	320		0

		For reporting	For comparative
	code	period	period of previous
	2	3	4
Amount of expenses for research, development and engineering projects which have not yielded positive results that are taken to non-operating expenses	330		0

EXPENSES FOR THE DEVELOPMENT OF NATURAL RESOURCES

Indicator		Balance at beginning				Balance at end of
Description	code	of reporting year	Received	Disposed		reporting period
1	2	3	4	5		6
Expenses for the development of natural resources - total	410			(	)	0
including:				(	)
				(	)
				(	)

				At beginning of		At end of
			code	reporting year		reporting period
			2	3		4
BY REFERENCE
Amount of expenses for areas of subsurface resources where deposit exploration and evaluation, prospecting and (or) hydrogeological surveying and other similar work has not been completed			420			0
Amount of expenses for the development of natural resources taken in the reporting period to non-operating expenses as unproductive expenses			430			0

FINANCIAL INVESTMENTS

		Long-term		Short-term
Indicator		At beginning of	At end of reporting	At beginning of	At end of
Description	code	reporting year	period	reporting year	reporting period
1	2	3	4	5	6

Contributions to charter (pooled) capital of other entities - total	510	70,025	374,571	0	0

including subsidiaries and associates	511	70,025	374,571	0	0
State and municipal securities	515

Securities of other entities - total	520	2,904,429	4,280,129	30,382	2,332,825
including debt securities (bonds, notes)	521		700,000	30,382	2,332,825
Loans, granted	525	8,006,315	482,804	0	3,887,741
Deposits	530	0	0	0	0
Other	535
Total	540	10,980,769	5,137,504	30,382	6,220,567
Included in the total financial investments which have current market value:

Contributions to charter (pooled) capital of other entities - total	550

including subsidiaries and associates	551
State and municipal securities	555

Securities of other entities - total	560
including debt securities (bonds, notes)	561
Other	565
Total	570		0		0
BY REFERENCE

For financial investments which have current market value changes in value as a result of adjustment	580
For debt securities the difference between their original value and par value is taken to financial results for the reporting period	590

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator		At beginning of	At end of
Description	code	reporting year	reporting period
1	2	3	4
Accounts receivable:
Short-term, total	611	519,193	453,061
including:
Trade accounts receivable	612	130,091	99,263
Advances issued	613	268,787	26,667
Other	614	120,315	327,132
Long-term, total	620	0	0
including:
Trade accounts receivable	621
Advances issued	622
Other	623
Total		519,193	453,061
Accounts payable:
Short-term, total	641	81,498	91,710
including:
Trade accounts payable	642	39,319	20,875
Advances received	643		197
Taxes and levies payable	644	25,943	51,794
Payroll	645	15,356	17,462
To state non-budgetary funds	646	673	1,134
Other	647	207	248
Loans and borrowings	648	80,421	68,669
Long-term, total	660	0	0
including:	661
Loans and borrowings	662	5,918,175	5,662,305

Total		6,080,094	5,822,684

EXPENSES FOR ORDINARY OPERATIONS (CLASSIFIED BY TYPE OF EXPENSES)

Indicator
Description	code	For reporting year	For previous year
1	2	3	4
Material costs	710
Payroll	720	296,385	190,627
Deductions to meet social needs	730	31,326	15,461
Depreciation and amortization	740	14,278	4,784
Other costs and expenses	750	321,498	337,789
TOTAL by type of expenses	760	663,487	548,661
Change in balances (increase [+], decrease [-]):
Work in progress	765
Expenses of future periods	766	19,139	23,262
Reserves for future expenses	767	13,179

GUARANTEES AND COLLATERAL

Indicator		At beginning of	At end of
Description	Code	reporting year	reporting period
1	2	3	4
Gruarantees and collateral received, total	810	0	0
including:
promissory notes
Pledged property, total	820	0	0
including:
Items of property, plant and equipment
Securities and other financial investments
Other

Guarantees and collateral provided, total	830	945,816	501,643
including:
promissory notes
Pledged property, total	840	0	0
including:
Items of property, plant and equipment
Securities and other financial investments
Other

GOVERNMENT GRANTS

Indicator				For comparative
Description	Code	For reporting period		period of previous year
1	2	3		4
Government grants received in the reporting period	910	0		0
including:

			received	repaid
		at start of	during	during	at end of
		reporting	reporting	reporting	reporting
		year	period	period	period
Government loans	920	0			0
including:

Chief Executive	/s/	V. V. Preobrazhensky	Chief Accountant	/s/	V. V. Khaminov
	(signature)	(full name)		(signature)	(full name)

Date      11-Jan 2005

Attachment 2

BALANCE SHEET

at April 1 2005

		CODES
	Form No. 1 OKUD	0710001
	Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number (TIN)	TIN	7709342399
Type of activity services	OKVED	15.98 15.32 74.14
Organizational-legal form/form of ownership Open Joint Stock Company
	OKOPF/OKFS
Unit of measure: thousand rubles	OKEI	384/385
Location (address) 16/15, Yauzsky bulvar, room 306, Moscow

	Date approved
	Date sent (accepted)

ASSETS	Item code	At start of reporting year	At end of reporting period
1	2	3	4
I. NON-CURRENT ASSETS
Intangible assets	110	22,570	22,318
Fixed assets	120	22,202	21,236
Construction in progress	130	8,638	7,463
Income-bearing investments in tangible assets	135
Long-term financial investments	140	5,137,504	5,165,269
Deferred tax assets	145	911	6,208
Other non-current assets	150
TOTAL for Section I	190	5,191,825	5,222,494
II. CURRENT ASSETS
Inventories	210	52,177	52,436
including:
raw materials, consumables, and other material assets	211	281	703
livestock in breeding and feeding	212
work in progress (distribution costs)	213
finished products and goods for resale	214
shipped goods	215
deferred expenses	216	51,896	51,733
other reserves and expenses	217

Value-added tax on purchased assets	220	5,184	5,333

Accounts receivable (payment expected more than 12 months after reporting date)	230
of which: buyers and customers
Accounts receivable (payments expected within 12 months of reporting date), including:	240	453,061	513,802
Buyers and customers	241	99,263	78,477
advances made	246	26,667	21,584
other debtors	248	327,132	413,742
Short-term financial investments	250	6,220,567	6,070,306
Cash	260	215,851	345,663
Other current assets	270
TOTAL for Section II	290	6,946,840	6,987,540
BALANCE	300	12,138,665	12,210,035

		At start of	At end of
LIABILITIES	Line code	reporting year	reporting period
1	2	3	4
III. CAPITAL AND RESERVES
Charter capital	410	880,000	880,000
Own shares redeemed from shareholders	411
Capital surplus	420	4,958,622	4,958,622
Reserve capital	430	17,334	17,334
including:
statutory reserves	431

reserves formed in accordance with organizational documents	432	17,334	17,334
Retained earnings (uncovered losses)	470	445,693	411,997
TOTAL for Section III	490	6,301,649	6,267,954
IV. LONG-TERM LIABILITIES
Loans and credits	510	5,662,305	5,673,921
Deferred tax liabilities	515	83	81
Other long-term liabilities	520
TOTAL for Section IV	590	5,918,700	5,673,921
V. SHORT-TERM LIABILITIES
Loans and credits	610	68,669	187,883
Accounts payable	620	91,710	61,176
including:
suppliers and contractors	621	20,875	20,253
amounts owed to organization’s employees	622	17,462	25,672

amounts owed to state extrabudgetary funds	623	1,134	4,260
amounts owed in respect of taxes and levies	624	51,794	10,227
other creditors	625	445	765

Income payable to participants (founders)	630
Unearned revenues	640
Provisions for expenses	650	14,248	19,101
Other short-term liabilities	660
TOTAL for Section V	690	174,627	268,160
BALANCE	700	12,138,665	12,210,035

Statement of assets on off-balance accounts
Rented fixed assets	910	282,094	282,094
including leased assets	911

Valuables in custody	920
Consigned goods	930

Bad debts written off as losses	940
Security received for liabilities and payments	950
Security given for obligations and payments	960	501,643	509,022
Housing depreciation	970

Depreciation of amenities and similar facilities	980
Intangible assets received for use	990
Leased assets	1000	781	781

Chief Executive Officer		V. V. Preobrazhensky	Chief Accountant		I. V. Plekhanova
	(signature)			(signature)	(name)

April 21, 2005

INCOME STATEMENT

for 1st quarter 2005

CODES
OKUD Form No. 2	0710002
Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number	TIN	7709342399
Type of activity services	OKVED	15.98 15.32 74.14
Organizational-legal form/form of ownership Open Joint Stock Company
OKOPF/OKFS	47	34
Unit of measure: thousand rubles	OKEI	384/385

Item		For reporting period	For same period of preceding year
Name	Code
1	2	3	4
Income and expenses for usual activities

Revenue (net) from sale of goods, products, work, services (less VAT, excises, and similar obligatory payments)	010	117,442	100,583
Cost price of goods, products, work, and services sold	020	2,340	2,118
Gross profit	029	115,102	98,465
Commercial expenses	030	0
Administrative expenses	040	178,672	150,083
Profit (loss) from sales	050	63,570	51,618
Other income and expenses
Interest receivable	060	174,221	203,058
Interest payable	070	120,276	135,643
Income from participation in other organizations	080
Other operating income	090	120,315	1,188
Other operating expenses	100	124,890	1,572
Non-operating income	120	48,218	151,278
Non-operating expenses	130	73,015	154,025
Profit (loss) before taxes	140	38,996	12,666
Deferred tax assets	141	5,297	0
Deferred tax liabilities	142	3	11
Current tax on profits	150	0	6,821
	180
Net profit (loss) for the reporting period	190	33,696	5,834
FOR REFERENCE
Standing tax liabilities (assets)	200	4,058	3,930
Gross profit (loss) per share	210
Diluted profit (loss) per share	220	0.000000	0.000000

INDIVIDUAL PROFIT AND LOSS ITEMS

Item		For reporting period		For same period of preceding year
Name	code	profit	loss	profit	loss
1	2	3	4	5	6

Fines, penalties, and charges acknowledged by payer or payable pursuant to a court decision or arbitral award	310		5		156

Profit (loss) of previous years	320		10		2716

Compensation of losses caused by nonperformance or improper performance of obligations	330

Exchange-rate differences in foreign exchange operations	340	47,967	59,427	150,213	11,924

Allocations for allowances	350	X		X

Receivables and payables written off upon expiration of limitations period	360

Chief Executive Officer		V. V. Preobrazhensky	Chief Accountant		I. V. Plekhanova
	(signature)			(signature)	(name)

April 21 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Dmitry A. Anisimov
		Name:	Dmitry A. Anisimov
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	June 20, 2005